                                                                Rule 424 (b)(2)
                                                                Registration
                                                                No. 333-08933

PROSPECTUS SUPPLEMENT (TO THE PROSPECTUS DATED AUGUST 8, 1996)
---------------------

                                  $25,000,000
                              UNISYS CORPORATION
                         11 3/4% SENIOR NOTES DUE 2004

  Interest on the 11 3/4% Senior Notes due 2004 (the "Notes") of Unisys Corporation ("Unisys" or the "Company") is payable semiannually on April 15 and October 15 of each year, commencing April 15, 1997. The Notes will be redeemable at the option of the Company, in whole or in part, at any time on and after October 15, 2001 at the redemption prices set forth herein, together with accrued and unpaid interest, if any, to the date of redemption. In addition, upon the occurrence of a Change in Control (as defined), each holder of the Notes may require the Company to repurchase all or a portion of such holder's Notes at a cash purchase price of 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of repurchase.

  The Notes will be senior unsecured obligations of the Company and will rank pari passu in right of payment with all senior indebtedness of the Company and senior in right of payment to all subordinated indebtedness of the Company.

                               ----------------


 SEE "RISK FACTORS" COMMENCING ON PAGE S-5 FOR A DISCUSSION OF CERTAIN FACTORS
   THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE NOTES OFFERED
                                    HEREBY.


                               ----------------


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                           PRICE TO   UNDERWRITING  PROCEEDS TO
                                           PUBLIC(1)  DISCOUNT(2)  COMPANY(1)(3)
--------------------------------------------------------------------------------
Per Note................................    100.0%        2.5%         97.5%
--------------------------------------------------------------------------------
Total...................................  $25,000,000   $625,000    $24,375,000

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Plus accrued interest, if any, from October 4, 1996.
(2) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated at $20,000.

                               ----------------

  The Notes are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Notes will be made against payment therefor, on or about October 4, 1996 at the offices of Bear, Stearns & Co. Inc., 245 Park Avenue, New York, New York 10167.
BEAR, STEARNS & CO. INC.                              BT SECURITIES CORPORATION
                                October 3, 1996

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE NOTES OFFERED HEREBY AT LEVELS ABOVE THOSE THAT MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                         PROSPECTUS SUPPLEMENT SUMMARY

  The following summary is qualified in its entirety by and should be read in conjunction with the more detailed information and the financial statements and the notes thereto appearing elsewhere herein or incorporated by reference in the accompanying Prospectus. See "Risk Factors" for a discussion of certain factors that should be considered by prospective purchasers of the Notes.

                                  THE OFFERING

Notes Offered...............  $25,000,000 aggregate principal amount of 11 3/4%
                              Senior Notes due 2004.

Maturity Date...............  October 15, 2004.

Interest Payment Dates......  April 15 and October 15, commencing April 15,
                              1997.

Optional Redemption.........  The Notes will be redeemable at the option of the
                              Company, in whole or in part, on and after October 15, 2001, at the redemption prices set forth herein, together with accrued and unpaid interest, if any, to the date of redemption.

Mandatory Sinking Fund......  None.

Ranking.....................  The Notes will be senior unsecured obligations of the Company, ranking pari passu with all existing and future senior indebtedness of the Company and senior to subordinated indebtedness.

Change in Control...........  Upon the occurrence of a Change in Control (as defined), holders of the Notes will have the right, at the holder's option, to require the Company to repurchase all or any part of their Notes at a purchase price equal to 101% of the principal amount of such Notes, plus accrued and unpaid interest thereon to the date of repurchase. No assurance can be given that the Company would have sufficient funds to repurchase any or all Notes then required to be repurchased. See "Description of Notes--Change in Control."

Certain Covenants...........  The Indenture (as defined) imposes certain restrictions on, among other things, the ability of the Company and certain of its subsidiaries to
                              (i) incur indebtedness, (ii) make certain restricted payments, (iii) engage in transactions with affiliates, (iv) create liens and (v) engage in certain sale and leaseback transactions. These covenants include significant conditions and exceptions and should be read in their entirety. See "Description of Notes--Certain Covenants."

Use of Proceeds ............  The net proceeds from the sale of the Notes will be used to call at par the Company's $135.0
                              million principal amount of 8 7/8% notes due 1997 and to call or otherwise retire prior to maturity other securities with near-term maturities.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

  The following summary consolidated financial data for the five years ended December 31, 1995 are derived from audited consolidated financial statements. The summary consolidated financial data for the six months ended June 30, 1996 and 1995 are derived from unaudited quarterly consolidated financial statements, which financial statements, in the opinion of management, reflect all adjustments necessary for the fair presentation of such data. These adjustments consist only of normal recurring accruals. Because of seasonal and other factors, results for interim periods are not necessarily indicative of the results to be expected for the year. The following information should be read in conjunction with the related Consolidated Financial Statements, Interim Consolidated Financial Statements and accompanying notes thereto included herein. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                             SIX MONTHS
                            ENDED JUNE 30               YEAR ENDED DECEMBER 31
                          ------------------ ------------------------------------------------
                            1996      1995   1995(1)   1994(1)     1993      1992    1991(1)
                          --------  -------- --------  --------  --------  -------- ---------
                                   (MILLIONS, EXCEPT PER SHARE DATA AND  RATIOS)
RESULTS OF OPERATIONS
 DATA:
Revenue.................  $2,928.1  $2,984.7 $6,202.3  $5,978.2  $5,980.8  $6,600.9 $ 6,791.1
Gross Profit............     930.8   1,088.4  1,595.2   2,162.8   2,578.0   2,720.0   2,041.1
Operating Income
 (Loss).................      84.8     201.9   (698.1)    154.4     572.4     573.5    (732.0)
Interest Expense........     118.8     101.6    202.1     203.7     241.7     340.6     407.6
Income (Loss) From
 Continuing Operations
 Before Income Taxes,
 Extraordinary Items &
 Changes in Accounting
 Principles.............     (12.3)    109.0   (781.1)     14.6     370.9     301.3  (1,425.6)
Income (Loss) From
 Continuing Operations
 Before Extraordinary
 Items & Changes in
 Accounting Principles..      (8.1)     71.9   (627.3)     12.1     286.3     166.3  (1,520.2)
Income From Discontinued
 Operations.............       --       12.5      2.7      96.1      75.3     129.9     126.9
Extraordinary Items.....       --        --       --       (7.7)    (26.4)     65.0       --
Effect of Changes in
 Accounting Principles..       --        --       --        --      230.2       --        --
Net Income (Loss).......      (8.1)     84.4   (624.6)    100.5     565.4     361.2  (1,393.3)
Earnings (Loss) From
 Continuing Operations
 Per Common Share
 Primary................      (.40)      .07    (4.37)    (0.63)     1.00      0.27    (10.16)
 Fully Diluted..........      (.40)      .07    (4.37)    (0.63)     1.17      0.33    (10.16)
Number of Shares Used in
 Earnings Per Share
 Computation
 Primary................     172.1     172.0    171.2     170.8     165.1     163.7     161.6
 Fully Diluted..........     172.1     172.0    171.2     170.8     246.6     181.8     161.6
BALANCE SHEET DATA (AT
 END OF PERIOD):
Cash, Cash Equivalents
 and Marketable
 Securities.............  $1,174.5  $  978.1 $1,119.7  $  884.6  $  950.5  $  882.8 $   813.6
Working Capital.........     703.7   1,137.0     71.3   1,015.7     681.0     513.3     384.3
Total Assets............   7,112.6   6,891.8  7,113.2   7,193.4   7,349.4   7,322.1   8,218.7
Current Debt............     332.8      32.4    355.6      80.1      31.0     336.3     590.8
Long-Term Debt..........   2,249.0   1,873.5  1,533.3   1,864.1   2,025.0   2,172.8   2,694.6
                          --------  -------- --------  --------  --------  -------- ---------
Total Debt..............   2,581.8   1,905.9  1,888.9   1,944.2   2,056.0   2,509.1   3,285.4
Preferred Stock.........   1,570.2   1,570.3  1,570.3   1,570.3   1,570.2   1,578.0   1,578.0
Common Stockholders'
 Equity(2)..............     184.8   1,108.9    289.9   1,034.2   1,057.3     541.8     342.1
OTHER DATA:
EBITDA(3)...............  $  267.9  $  402.3 $  637.4  $  818.1  $1,045.9  $1,121.9 $   804.7
Capital Additions.......      55.8     101.9    195.0     208.2     173.5     227.0     222.7
Depreciation &
 Amortization(4)........     161.4     191.7    369.8     413.6     433.3     480.0     622.7
EBITDA/Interest
 Expense(5).............     2.26x     3.96x    3.15x     4.02x     4.33x     3.29x     1.97x

--------
(1) For the years ended December 31, 1995, 1994 and 1991, the Company recorded special pretax charges of $846.6 million, $186.2 million and $1,200.0 million, respectively. See Note 2 on page F-8.
(2) Common Stockholders' Equity is presented after deduction of cumulative preferred dividends in arrears of $107.8 million at December 31, 1993 and $170.4 million at December 31, 1992, all of which were paid by December 31, 1994.
(3) EBITDA consists of Income (Loss) From Continuing Operations Before Income Taxes, Extraordinary Items and Changes in Accounting Principles plus special pretax charges plus Interest Expense plus Depreciation and Amortization. Including special pretax charges, EBITDA was $(183.4) million in 1995, $631.9 million in 1994 and $(118.3) million in 1991. EBITDA is presented as additional information relating to the Company's ability to service its debt but is not being presented as being representative of operating results or cash flows for the period.
(4) Depreciation and amortization, for purposes of the EBITDA calculation, excludes special pretax charges of $25.8 million in 1995 and $277.0 million in 1991.
(5) EBITDA divided by Interest Expense. Including special pretax charges, the ratio was 3.10x in 1994 and negative in both 1995 and 1991.

                                 RISK FACTORS

  Prospective investors should consider carefully, in addition to the other information contained herein, the following factors before deciding to purchase the Notes offered hereby.

RESTRUCTURINGS AND NET LOSSES

  The Company reported a net loss of $624.6 million, or $4.35 per primary and fully diluted common share, in 1995. The loss included a fourth quarter pretax restructuring charge of $717.6 million, $581.9 million after tax, or $3.39 per common share, primarily relating to the internal realignment of the Company into three operating units and covering work force reductions of approximately 7,900 people, product and program discontinuances and consolidation of office facilities and manufacturing capacity. In the fourth quarter of 1995, the Company also recorded a pretax charge for contract losses of $129.0 million, $88.6 million after tax, or $.51 per common share, relating primarily to a few large multi-year, fixed-price systems integration contracts. Stockholders' equity decreased $744.3 million during 1995, principally reflecting the net loss of $624.6 million and the declaration of preferred stock dividends of $123.7 million. For the six months ended June 30, 1996, total customer revenue was down 2% from the comparable period in 1995, and the Company reported a loss from continuing operations of $8.1 million, or $.40 per primary and fully diluted common share, for the first half of 1996, compared to income from continuing operations of $71.9 million, or $.07 per primary and fully diluted common share, for the first half of 1995. No assurance can be given that the Company will not experience losses in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  The Company operates in an industry that has undergone dramatic changes, including, in the case of the Company, a shift from higher margin to lower margin products and services. In order to improve its operating results, the Company has moved aggressively to realign its operations to reflect the rapidly changing market for information processing products and services. In addition to the 1995 restructuring charge, the Company recorded special pretax charges of $186.2 million in 1994, $1.2 billion in 1991, $181.0 million in 1990 and $231.0 million in 1989. Principally due to these special charges, the Company had net losses of $1.4 billion in 1991, $436.7 million in 1990 and $639.3 million in 1989.

HIGH LEVERAGE AND CASH REQUIREMENTS

  At June 30, 1996, the Company had approximately $2.6 billion principal amount of debt, an increase of $692.9 million from December 31, 1995. In the third quarter of 1996, the Company retired at maturity an aggregate of $314.8 million of debt. See "Recent Developments." Long-term debt in the principal amount of $431.8 million and $211.0 million is scheduled to mature in 1997 and 1998, respectively. The percentage of total debt to total capitalization for the Company was 59.5% at June 30, 1996, compared to 50.4% at December 31, 1995. Total interest expense for the six months ended June 30, 1996 and for the full year 1995 was $118.8 million and $202.1 million, respectively. In addition, dividends paid on preferred stock for the six months ended June 30, 1996 and for the full year 1995 amounted to $60.4 million and $120.2 million, respectively.

  Cash requirements for the restructuring actions discussed above are currently expected to be approximately $300 million in 1996 and $200 million in 1997. The Company expects the restructuring actions to generate annualized savings of approximately $500 million by the end of 1996 and $600 million by the end of 1997. The degree to which cash savings from the restructuring actions offset cash requirements depends upon the timing of implementation of the restructuring actions. The Company believes the restructuring is proceeding on plan and estimates that as of June 30, 1996, the restructuring actions have generated annualized cost savings of approximately $250 million. Cash requirements for the restructuring actions and the annualized savings expected from such actions are forward-looking statements (as such term is used in the Private Securities Litigation Reform Act of 1995), and several factors, particularly the timing of implementation of the restructuring, could cause actual cash requirements and savings to be different.

  During 1995, the net cash used for continuing operations was $412.4 million (including principal payments of debt of $68.2 million). In 1995, discontinued operations provided cash of $658.3 million, primarily from the sale of the Company's defense systems business. During the first six months of 1996, net cash provided by continuing operations was $62.1 million (including $700.9 million proceeds from the issuance of debt).

  The Company may require continued access to financing sources to meet its cash requirements for debt maturities, restructuring and operating activities. There can be no assurance that such access will always be available to the Company or that the Company would be permitted to incur additional indebtedness under its then existing set of restrictive covenants. See "Description of Notes--Certain Covenants" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  In June 1996, the Company entered into a one-year $200 million revolving credit facility replacing the prior facility which expired in May 1996. Conditions precedent to a borrowing under the facility include minimum cash balances and compliance with net worth and interest coverage covenants. In addition, if any borrowings are outstanding, the Company is required to maintain full compensating balances with the bank group unless waived by a supermajority of the banks. The Company does not currently anticipate that it will borrow under this facility. Bankers Trust Company, an affiliate of BT Securities Corporation, is the agent under and a participant in the facility.

SERIES B AND C PREFERRED STOCK

  The Company has outstanding $150 million of Series B and C convertible preferred stock. If such preferred stock has not been previously converted by the holder or redeemed by the Company, the Company will be required to convert it into Common Stock, based on the then-current market price, and conduct a managed sale program of the Common Stock, which must, in general, be completed by June 28, 1997. The Company's current intention is to redeem the preferred stock for cash prior to June 28, 1997. See Note 16 of the Notes to Consolidated Financial Statements.

COMPETITION

  The Company's business is affected by rapid change in technology in the information systems and services field and aggressive competition from many domestic and foreign companies, including computer hardware manufacturers, software providers and information services companies. The Company competes primarily on the basis of product performance, service, technological innovation and price. Many of the Company's competitors have greater financial, marketing or other resources than the Company. The Company's results depend upon its ability to compete successfully in the United States and abroad.

SYSTEMS INTEGRATION CONTRACTS

  Certain of the Company's systems integration contracts are fixed-price contracts under which the Company assumes the risk for the delivery of the contracted services at an agreed-upon fixed price. The Company has at times experienced problems in performing certain of its fixed-price contracts on a profitable basis and has provided periodically for adjustments to the cost to complete such contracts. In the fourth quarter of 1995, the Company recorded a pretax charge for contract losses of $129.0 million relating to certain services contracts, primarily a few large multi-year, fixed-price systems integration contracts. Included in this amount was $65.5 million related to fourth quarter developments with respect to contract terminations and $63.5 million related to contract performance issues, including schedule slippages, late deliveries and cost overruns, that arose in that quarter. There can be no assurance that the Company will not experience such contract performance problems in the future, which problems could affect the Company's results of operations.

PRODUCT SHIPMENT DELAY

  The Company has experienced delays in the availability of certain large-scale enterprise servers designed to replace the high end of the 2200 product family, as the testing of the complex new chip architecture is finalized. The Company has initiated programs to mitigate the effect of this product delay on second-half results. However, the Company expects the delay to preclude the Company from reaching the level of shipments and profitability initially expected for the full year.

IMPORTANCE OF INTERNATIONAL OPERATIONS

  Revenue from international operations accounted for 61%, 60% and 58% of total revenue of the Company in 1995, 1994 and 1993, respectively. Revenue from international operations in 1995 was $3.8 billion. There is no material concentration of revenues in any particular country. Due to its foreign operations, the Company is exposed to the effects of foreign exchange rate fluctuations on the U.S. dollar. The Company uses foreign exchange forward contracts and options, generally having maturities of less than nine months, to reduce such exposure. Such contracts and options are entered into for the sole purpose of hedging long-term investments in foreign subsidiaries and certain transactional exposures. The Company does not hold or issue financial instruments for speculative trading purposes. In addition to fluctuations in foreign currency exchange rates, the Company's international business could be affected by many factors beyond its control, such as instability of foreign economies, U.S. and foreign government laws and policies affecting trade and investment, and governmental changes. Although the Company has not experienced any significant problems in foreign countries arising from such factors, there can be no assurance that such problems will not arise in the future. See Notes 13 and 14 of the Notes to Consolidated Financial Statements.

REPURCHASE OF THE NOTES UPON A CHANGE IN CONTROL

  Upon a Change in Control (as defined), the Company must offer to purchase the Notes then outstanding at a purchase price equal to 101% of the principal amount thereof, plus accrued interest to the date of purchase. See "Description of Notes--Change in Control."

  The Change in Control purchase feature of the Notes may in certain circumstances discourage or make more difficult a sale or takeover of the Company. The occurrence of a Change in Control would enable the holders of certain other outstanding debt securities of the Company to exercise repurchase rights of the type described herein and would, in most cases, permit members of the bank group to terminate their lending commitments under the Company's revolving credit facility. There can be no assurance that the Company will have sufficient funds available at the time of any Change in Control to effect the repurchase of the Notes. See "Description of Notes."

                              RECENT DEVELOPMENTS

  In the third quarter of 1996, the Company repaid at maturity $100.3 million principal amount of its Yen denominated notes and $214.5 million principal amount of its 9 3/4% senior notes. Pursuant to a Prospectus Supplement dated October 1, 1996, the Company has offered (the "Initial Offering") $425.0 million aggregate principal amount of Notes, the terms of which are identical to the Notes offered hereby. Such Notes, together with the Notes offered hereby, will be issued on October 4, 1996.

                                USE OF PROCEEDS

  The net proceeds from the sale of the Notes offered hereby, after deducting the underwriting discount and expenses of the offering, are estimated to be approximately $24.4 million. The net proceeds from the Initial Offering are estimated to be approximately $414.0 million. Such aggregate net proceeds will be added to the Company's general funds and will be used to call at par the $135.0 million outstanding principal amount of the Company's 8 7/8% notes due July 1997 and to call or otherwise retire prior to maturity other securities with near-term maturities. See Note 9 of the Notes to Consolidated Financial Statements.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of June 30, 1996, and as adjusted to give effect to (i) the repayments referred to in "Recent Developments" above and (ii) the sale of the Notes offered hereby and in the Initial Offering and the assumed redemption of the Company's 8 7/8% notes. See "Use of Proceeds."

                                                             JUNE 30, 1996
                                                          ---------------------
                                                           ACTUAL   AS ADJUSTED
                                                          --------  -----------
                                                               (MILLIONS)
Cash, Cash Equivalents and Marketable Securities(1)(2)... $1,174.5   $1,163.1
                                                          ========   ========
Short-Term Debt:
  Notes Payable and current maturities of Long-Term
   Debt(2)............................................... $  332.8   $   18.0
                                                          ========   ========
Long-Term Debt:
  11 3/4% Senior Notes due 2004.......................... $    --    $  450.0
  Other Senior Debt(3)...................................  1,605.0    1,470.0
  8 1/4% Convertible Subordinated Notes due 2006(4)......    299.0      299.0
  8 1/4% Convertible Subordinated Notes due 2000(5)......    345.0      345.0
                                                          --------   --------
    Total Long-Term Debt.................................  2,249.0    2,564.0
                                                          --------   --------
Stockholders' Equity:
  Preferred Stock, $1.00 par value per share, 40,000,000
   shares authorized; 28,404,879 shares issued...........  1,570.2    1,570.2
  Common Stock, $.01 par value per share, 360,000,000
   shares authorized; 175,779,730 shares issued..........      1.8        1.8
  Accumulated Deficit....................................   (767.5)    (767.5)
  Other Capital..........................................    950.5      950.5
                                                          --------   --------
    Total Stockholders' Equity...........................  1,755.0    1,755.0
                                                          --------   --------
    Total Capitalization................................. $4,004.0   $4,319.0
                                                          ========   ========

--------
(1) The aggregate net proceeds to be received by the Company from the sale of the Notes offered hereby and in the Initial Offering, after payment of certain fees and expenses in connection with the offerings and after the assumed redemption of $135.0 million principal amount of the Company's 8 7/8% notes, are expected to be approximately $303.4 million. Such net proceeds are assumed to increase Cash, Cash Equivalents and Marketable Securities.
(2) The numbers in the "As Adjusted" column give effect to the repayment, in the third quarter of 1996, of $314.8 million of debt that matured in that quarter.
(3) The numbers in the "As Adjusted" column give effect to the assumed redemption of $135.0 million principal amount of the Company's 8 7/8% notes.
(4) Convertible into an aggregate of 43.5 million shares of the Company's Common Stock at a conversion price of $6.875 per share.
(5) Convertible into an aggregate of 33.7 million shares of the Company's Common Stock at a conversion price of $10.2375 per share.

                      RATIO OF EARNINGS TO FIXED CHARGES

     SIX MONTHS
       ENDED
      JUNE 30                        YEAR ENDED DECEMBER 31
     ----------         ------------------------------------------------------------------------------
        1996            1995             1994             1993             1992             1991
        ----            ----             ----             ----             ----             ----
         *               *               1.11             2.21             1.72               *

  The ratio of earnings to fixed charges has been computed by dividing income
(loss) from continuing operations before income taxes, extraordinary items and changes in accounting principles minus undistributed earnings of associated companies plus fixed charges by fixed charges. Fixed charges consist of interest on all indebtedness, amortization of debt issuance expenses and the portion of rental expense representative of interest.
--------
* Earnings for the six months ended June 30, 1996 and for the years ended December 31, 1995 and 1991 were inadequate to cover fixed charges by $23.5 million, $776.1 million and $1,432.1 million, respectively.

                            SELECTED FINANCIAL DATA

  The following selected financial data for the five years ended December 31, 1995 are derived from audited consolidated financial statements. The selected financial data for the six months ended June 30, 1996 and 1995 are derived from unaudited quarterly consolidated financial statements, which financial statements, in the opinion of management, reflect all adjustments necessary for the fair presentation of such data. These adjustments consist only of normal recurring accruals. Because of seasonal and other factors, results for interim periods are not necessarily indicative of the results to be expected for the year. The following information should be read in conjunction with the related Consolidated Financial Statements, Interim Consolidated Financial Statements and accompanying notes thereto included herein. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                             SIX MONTHS
                            ENDED JUNE 30               YEAR ENDED DECEMBER 31
                          ------------------ ------------------------------------------------
                            1996      1995   1995(1)   1994(1)     1993      1992    1991(1)
                          --------  -------- --------  --------  --------  -------- ---------
                                   (MILLIONS, EXCEPT PER SHARE DATA AND RATIOS)
RESULTS OF OPERATIONS
 DATA:
Revenue.................  $2,928.1  $2,984.7 $6,202.3  $5,978.2  $5,980.8  $6,600.9 $ 6,791.1
Operating Income
 (Loss).................      84.8     201.9   (698.1)    154.4     572.4     573.5    (732.0)
Interest Expense........     118.8     101.6    202.1     203.7     241.7     340.6     407.6
Income (Loss) From
 Continuing Operations
 Before Income Taxes,
 Extraordinary Items &
 Changes in Accounting
 Principles.............     (12.3)    109.0   (781.1)     14.6     370.9     301.3  (1,425.6)
Income (Loss) From
 Continuing Operations
 Before Extraordinary
 Items & Changes in
 Accounting Principles..      (8.1)     71.9   (627.3)     12.1     286.3     166.3  (1,520.2)
Income From Discontinued
 Operations.............       --       12.5      2.7      96.1      75.3     129.9     126.9
Extraordinary Items.....       --        --       --       (7.7)    (26.4)     65.0       --
Effect of Changes in
 Accounting Principles..       --        --       --        --      230.2       --        --
Net Income (Loss).......      (8.1)     84.4   (624.6)    100.5     565.4     361.2  (1,393.3)
Earnings (Loss) From
 Continuing Operations
 Per Common Share
 Primary................      (.40)      .07    (4.37)    (0.63)     1.00      0.27    (10.16)
 Fully Diluted..........      (.40)      .07    (4.37)    (0.63)     1.17      0.33    (10.16)
Number of Shares Used in
 Earnings Per Share Com-
 putation
 Primary................     172.1     172.0    171.2     170.8     165.1     163.7     161.6
 Fully Diluted..........     172.1     172.0    171.2     170.8     246.6     181.8     161.6
BALANCE SHEET DATA (AT
 END OF PERIOD):
Cash, Cash Equivalents
 and Marketable
 Securities.............  $1,174.5  $  978.1 $1,119.7  $  884.6  $  950.5  $  882.8 $   813.6
Working Capital.........     703.7   1,137.0     71.3   1,015.7     681.0     513.3     384.3
Total Assets............   7,112.6   6,891.8  7,113.2   7,193.4   7,349.4   7,322.1   8,218.7
Current Debt............     332.8      32.4    355.6      80.1      31.0     336.3     590.8
Long-Term Debt..........   2,249.0   1,873.5  1,533.3   1,864.1   2,025.0   2,172.8   2,694.6
                          --------  -------- --------  --------  --------  -------- ---------
Total Debt..............   2,581.8   1,905.9  1,888.9   1,944.2   2,056.0   2,509.1   3,285.4
Preferred Stock.........   1,570.2   1,570.3  1,570.3   1,570.3   1,570.2   1,578.0   1,578.0
Common Stockholders'
 Equity(2)..............     184.8   1,108.9    289.9   1,034.2   1,057.3     541.8     342.1
OTHER DATA:
EBITDA(3)...............  $  267.9  $  402.3 $  637.4  $  818.1  $1,045.9  $1,121.9 $   804.7
Capital Additions.......      55.8     101.9    195.0     208.2     173.5     227.0     222.7
Depreciation &
 Amortization(4)........     161.4     191.7    369.8     413.6     433.3     480.0     622.7
EBITDA/Interest
 Expense(5).............     2.26x     3.96x    3.15x     4.02x     4.33x     3.29x     1.97x

--------
(1) For the years ended December 31, 1995, 1994 and 1991, the Company recorded special pretax charges of $846.6 million, $186.2 million and $1,200.0 million, respectively. See Note 2 on page F-8.
(2) Common Stockholders' Equity is presented after deduction of cumulative preferred dividends in arrears of $107.8 million at December 31, 1993 and $170.4 million at December 31, 1992, all of which were paid by December 31, 1994.
(3) EBITDA consists of Income (Loss) From Continuing Operations Before Income Taxes, Extraordinary Items and Changes in Accounting Principles plus special pretax charges plus Interest Expense plus Depreciation and Amortization. Including special pretax charges, EBITDA was $(183.4) million in 1995, $631.9 million in 1994 and $(118.3) million in 1991. EBITDA is presented as additional information relating to the Company's ability to service its debt but is not being presented as being representative of operating results or cash flows for the period.
(4) Depreciation and amortization, for purposes of the EBITDA calculation, excludes special pretax charges of $25.8 million in 1995 and $277.0 million in 1991.
(5) EBITDA divided by Interest Expense. Including special pretax charges, the ratio was 3.10x in 1994 and negative in both 1995 and 1991.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

INTERIM PERIOD ENDED JUNE 30, 1996

 Results of Operations

  For the three months ended June 30, 1996, the Company reported net income of $5.3 million, compared to net income of $39.8 million for the three months ended June 30, 1995. On a per-share basis, the second-quarter net loss was $.14 per primary and fully diluted common share after preferred dividends, compared to earnings of $.06 per primary and fully diluted common share a year ago.

  Revenue and cost of revenue by business group is presented below (in millions of dollars):

                                                           INFORMATION  GLOBAL  COMPUTER
                                                            SERVICES   CUSTOMER SYSTEMS
                                      TOTAL   ELIMINATIONS    GROUP    SERVICES  GROUP
                                     -------- ------------ ----------- -------- --------
   THREE MONTHS ENDED JUNE 30, 1996
   Customer revenue................  $1,505.0                $508.6     $486.6   $509.8
   Intercompany....................             $(148.8)        2.1       30.0    116.7
                                     --------   -------      ------     ------   ------
   Total revenue...................  $1,505.0   $(148.8)     $510.7     $516.6   $626.5
                                     ========   =======      ======     ======   ======
   Cost of revenue.................  $1,013.1   $(144.5)     $419.4     $346.5   $391.7
                                     ========   =======      ======     ======   ======
   THREE MONTHS ENDED JUNE 30, 1995
   Customer revenue................  $1,519.8                $446.0     $465.9   $607.9
   Intercompany....................             $(160.2)                  22.5    137.7
                                     --------   -------      ------     ------   ------
   Total revenue...................  $1,519.8   $(160.2)     $446.0     $488.4   $745.6
                                     ========   =======      ======     ======   ======
   Cost of revenue.................  $  972.8   $(160.2)     $383.4     $325.1   $424.5
                                     ========   =======      ======     ======   ======

  Total customer revenue for the quarter ended June 30, 1996 was $1.51 billion, down 1% from $1.52 billion for the quarter ended June 30, 1995, largely due to product transition in the Company's enterprise server family.

  Customer revenue from Information Services increased 14% in the quarter due to higher systems integration revenue. In Global Customer Services, customer revenue increased 4% from year-ago levels led by growth in Network Enable Services and Desktop Services revenue. Customer revenue in Computer Systems declined 16% as the Company moves into the early stages of the new product cycle in its enterprise server family.

  Total gross profit margin was 33% in the second quarter of 1996 compared to 36% in the year-ago period. The decline in gross profit margin in the quarter was principally due to the continuing shift to lower-margin products and services and the product transition in the Computer Systems business.

  The Company has experienced delays in the availability of certain large-scale enterprise servers designed to replace the high end of the 2200 product family, as the testing of the complex new chip architecture is finalized. The Company has initiated programs to mitigate the effect of this product delay on second-half results. However, the delay may preclude the Company from reaching the level of shipments and profitability previously expected for the full year.

  In the second quarter of 1996, selling, general and administrative expenses were $346.6 million compared to $372.1 million in the second quarter of 1995, and research and development expenses were $81.4 million compared to $86.2 million a year earlier. The declines were largely due to the Company's cost reduction actions.

  As a result of the above, operating income was $63.9 million in the current period compared to $88.7 million last year.

  Interest expense in the second quarter of 1996 was $68.3 million compared to $51.1 million in the year ago period. The increase was due to the issuance of $724.0 million of debt in March of 1996 discussed below.

  Other income, which can vary from quarter to quarter, was $12.4 million in the three months ended June 30, 1996 compared to $23.0 million in the three months ended June 30, 1995.

  Income from continuing operations before income taxes for the three months ended June 30, 1996 was $8.0 million compared to $60.6 million for the three months ended June 30, 1995.

  Estimated income taxes were $2.7 million for the three months ended June 30, 1996 compared to $20.8 million in the year-ago period.

  For the six months ended June 30, 1996, the loss from continuing operations was $8.1 million, or $.40 per primary and fully diluted common share. In the six-month period one year ago, income from continuing operations was $71.9 million, or $.07 per primary and fully diluted common share. In the year-ago period, total net income was $84.4 million, or $.14 per primary and fully diluted share, including $12.5 million, or $.07 per primary and fully diluted share, from discontinued operations.

  Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS No. 123 requires the recognition of, or disclosure of, compensation expenses for grants of stock options or other equity instruments issued to employees based upon their fair value. As permitted by SFAS 123, the Company elected the disclosure requirements, instead of recognition of compensation expense, and therefore will continue to apply existing accounting rules. The Company will comply with the disclosure requirements of SFAS No. 123 in its 1996 audited financial statements. The adoption of these statements had no effect on the Company's consolidated financial position, consolidated statement of income, or liquidity.

  In June of 1996, SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" was issued. SFAS No. 125 specifies accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. This statement is effective for transactions occurring after December 31, 1996. The Company is currently assessing the potential impact of the adoption of SFAS No. 125.

 Financial Condition

  Cash, cash equivalents and marketable securities at June 30, 1996 were $1.2 billion compared to $1.1 billion at December 31, 1995. During the six months ended June 30, 1996, cash used for operating activities was $447.3 million compared to cash usage of $260.4 million during the six months ended June 30, 1995. The increase was due in large part to reductions in payables and accruals, including amounts related to restructuring. Cash used for investing activities during the first half of 1996 was $97.0 million compared to $174.7 million a year ago. The decrease was principally due to a reduction in investments in properties and rental equipment. Cash provided by financing activities during the period was $617.8 million compared to cash used of $106.5 million in the year-ago period, principally due to the issuance of $724.0 million of debt discussed below.

  At June 30, 1996, total debt was $2.6 billion, an increase of $692.9 million from December 31, 1995. In March 1996, the Company issued $299.0 million aggregate principal amount of 8 1/4% Convertible Subordinated Notes due 2006 (which are convertible into an aggregate of 43.5 million shares of the Company's common stock at a conversion price of $6.875 per share) and $425.0 million aggregate principal amount of 12% Senior Notes due 2003. Approximately $314 million of long-term debt matures during the third quarter of 1996. During the six months ended June 30, 1996 and 1995, the Company retired $24.7 million and $67.2 million of debt, respectively. The Company intends, from time to time, to continue to redeem or repurchase its securities in the open market or in privately negotiated transactions depending upon availability, market conditions, and other factors.

  During the six months ended June 30, 1996, debt net of cash and marketable securities increased $638.1 million to $1.4 billion. As a percent of total capital, debt net of cash and marketable securities was 45% at June 30, 1996 and 29% at December 31, 1995.

  During the first quarter of 1996, the credit ratings for the Company's public debt were lowered. The credit ratings on the Company's senior long-term debt and subordinated debt were lowered from Ba3 to B1 and from B2 to B3, respectively, by Moody's Investors Service, Inc. and from BB- to B+ and from B to B-, respectively, by Standard and Poor's Corporation. In August 1996, Duff & Phelps Inc. lowered its credit ratings on the Company's senior long-term debt and subordinated debt from BB- to B+ and from B to B-, respectively. The lowering of the ratings does not materially affect the interest rates that the Company pays on its debt, nor its ability to access capital markets.

  The Company has on file with the Securities and Exchange Commission an effective registration statement covering $500 million of debt or equity securities which enables the Company to be prepared for future market opportunities.

  In June 1996, the Company entered into a one-year $200 million revolving credit facility replacing the prior facility which expired in May 1996. The conditions precedent to a borrowing under the facility include minimum cash balances and compliance with net worth and interest coverage covenants. In addition, if any borrowings are outstanding, the Company is required to maintain full compensating balances with the bank group unless waived by a supermajority of the banks. The Company had never utilized the prior facility and does not expect to utilize the new facility.

  Dividends paid on preferred stock amounted to $60.4 million during the first half of 1996 compared to $59.9 million in the year ago period.

  Stockholders' equity decreased $105.2 million during the six months ended June 30, 1996 to $1,755.0 million, principally reflecting preferred dividends declared of $56.8 million and unfavorable foreign currency translation of $52.6 million.

  At June 30, 1996, the Company had deferred tax assets in excess of deferred tax liabilities of $1,462 million. For the reasons cited below, management determined that it is more likely than not that $974 million of such assets will be realized, therefore resulting in a valuation allowance of $488 million. In assessing the likelihood of realization of this asset, the Company considered various factors including its forecast of future taxable income and available tax planning strategies that could be implemented to realize deferred tax assets.

  The principal methods used to assess the likelihood of realization were the Company's forecast of future taxable income, which was adjusted by applying probability factors to the achievement of this forecast, and tax planning strategies. The combination of forecasted taxable income and tax planning strategies are expected to be sufficient to realize the entire amount of net deferred tax assets. Approximately $2.8 billion of future taxable income (predominantly U.S.) is needed to realize all of the net deferred tax assets.

  The Company's net deferred tax assets include substantial amounts of net operating loss and tax credit carryforwards. Failure to achieve forecasted taxable income might affect the ultimate realization of the net deferred tax assets. In recent years, the information management business has undergone dramatic changes and there can be no assurances that in the future there would not be increased competition or other factors that may result in a decline in sales or margins, loss of market share, or technological obsolescence.

  The Company will evaluate quarterly the realizability of its net deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary.

YEAR ENDED DECEMBER 31, 1995

 Overview

  In 1995, the Company reported a net loss of $624.6 million, or $4.35 per primary and fully diluted common share, compared to net income of $100.5 million, or a loss of $.11 per primary and fully diluted common share, in 1994. Results include fourth quarter charges of $846.6 million pretax ($670.5 million after tax) in 1995 and $186.2 million pretax ($133.1 million after tax) in 1994. See Note 2 of the Notes to Consolidated Financial Statements.

  In October of 1995, the Company announced that it would realign internally into three business units--information services, support services and computer systems--each with its own marketing and sales organization. In the fourth quarter of 1995, in connection with this realignment, the Company recorded a restructuring charge of $717.6 million ($581.9 million after tax), or $3.39 per primary and fully diluted common share. The charge covers (i) $436.6 million for work force reductions of approximately 7,900 people including severance, notice pay, medical and other benefits, (ii) $218.6 million for consolidation of office facilities and manufacturing capacity, and (iii) $62.4 million for costs associated with product and program discontinuances. Cash requirements for these charges are expected to approximate $400 million in 1996 and $150 million in 1997. However, depending on the timing of implementation, cash savings are expected to significantly offset the 1996 cash requirements and more than offset the 1997 amount. As a result of the restructuring actions, the Company expects to generate annualized savings in excess of $500 million by the end of 1996 and $600 million by the end of 1997. In addition, in the fourth quarter of 1995, the Company recorded a charge for contract losses of $129.0 million ($88.6 million after tax), or $.51 per primary and fully diluted share, primarily related to a few large multi-year, fixed-price systems integration contracts. Included in the charge is $65.5 million, due to developments with respect to contract terminations.

  In 1996, the Company may experience a slow first half because of potential disruption caused by the realignment of its operations into three business units. The Company's priorities in 1996 will be to focus on the effective and timely implementation of its new three business unit model and the execution of its restructuring plan. In addition, the Company will focus on operational issues, including planned product introductions, working capital management and improvement in the processes for qualification, bidding and execution of long-term, fixed-price systems integration contracts.

  In May of 1995, the Company sold its defense business for cash of $862 million. A loss on the sale of $9.8 million, or $.06 per primary and fully diluted share, was recorded in the fourth quarter of 1995 after completion of the purchase price adjustment process. The net results of the defense operations for all periods presented are reported separately in the Consolidated Statement of Income as "income from discontinued operations." Prior period financial statements have been restated to report the defense business as a discontinued operation. See Note 3 of the Notes to Consolidated Financial Statements.

 Results of Operations

  Revenue for 1995 was $6.2 billion, up 4% from 1994 revenue of $6.0 billion. Approximately two-thirds of the overall increase in revenue was caused by foreign currency changes. Sales revenue declined 8% to $2.6 billion in 1995 from $2.9 billion in 1994, due to decreases in sales of enterprise systems and servers (21%), offset by increases in sales of departmental servers and desktop systems (6%) and software (3%). Services revenue increased 25% to $2.2 billion in 1995 from $1.8 billion in 1994. Equipment maintenance revenue increased 1% in 1995 to $1.4 billion from $1.3 billion in 1994.

  Revenue for 1994 was $6.0 billion, as an increase in services revenue of 30% offset declines in sales revenue of 9% and equipment maintenance revenue of 7%.

  Revenue from international operations in 1995 was $3.8 billion, up 6% from 1994, due principally to foreign currency changes. Revenue from U.S. operations in 1995 was $2.4 billion, up 1% from 1994. Revenue from operations outside the U.S. in 1994 was $3.6 billion, up 4% from 1993, due principally to an increase in revenue in Japan. Revenue from U.S. operations in 1994 was $2.4 billion, down 5% from 1993.

  Sales gross profit margin was 39% in 1995 compared to 45% in 1994; services gross profit margin was 8% in 1995 compared to 22% in 1994; and equipment maintenance gross profit margin was 29% in 1995 compared to 35% in 1994. Excluding restructuring charges in both years: sales gross profit margin was 43% in 1995 compared to 47% in 1994; services gross profit margin was 15% in 1995 compared to 23% in 1994; and equipment maintenance gross profit margin was 36% in 1995 compared to 40% in 1994. The decline in sales gross profit margin was due in large part to a higher proportion of lower-margin personal computer sales and the reduced volume of large computer systems sales. The decline in services gross profit margin was principally due to provisions for loss contracts in 1995. The decline in equipment maintenance gross profit margin was due in large part to a higher proportion of lower-margin multivendor maintenance.

  Total gross profit margin was 26% in 1995 (32% excluding restructuring charges) compared to 36% in 1994 (38% excluding restructuring charges). The total gross profit margin is expected to continue to reflect the continuing shift to lower-margin products and services as well as competitive pricing. In addition, business risks associated with services contracts, particularly large, multi-year, fixed-price systems integration contracts, may from time to time create volatility in margins.

  In 1993, total gross profit margin was 43%, sales gross profit margin was 51%, services gross profit margin was 25%, and equipment maintenance gross profit margin was 43%.

  Selling, general and administrative expenses in 1995 were $1.9 billion compared to $1.5 billion in 1994. Exclusive of restructuring charges, selling, general and administrative expenses in 1995 were $1.6 billion, an increase of 5% from $1.5 billion in 1994. Approximately one-half of the increase was due to the effects of foreign currency changes. Selling, general and administrative expenses were $1.5 billion in 1993.

  Research and development expenses in 1995 were $409.5 million compared to $463.6 million in 1994. Exclusive of restructuring charges, research and development expenses were $366.8 million in 1995 compared to $435.7 million in 1994, a decline of 16%. In 1993, research and development expenses were $489.3 million. Reductions in research and development expenses principally reflect the Company's move to common hardware platforms and technologies. In addition, research and development expense as a percent of total revenue is expected to decline consistent with the increasing proportion of revenue from the services businesses, which require less research and development expenditures.

  In 1995, the Company reported an operating loss of $698.1 million compared to operating income of $154.4 million in 1994 and $572.4 million in 1993. Exclusive of restructuring charges, operating income in 1995 was $19.5 million (.3% of revenue) compared to $339.6 million (5.7% of revenue) in 1994 and $572.4 million (9.6% of revenue) in 1993.

  Interest expense was $202.1 million in 1995, $203.7 million in 1994 and $241.7 million in 1993. The decline in 1994 from 1993 was due principally to lower average debt levels.

  Other income in 1995 was $119.1 million compared to $63.9 million in 1994 and $40.2 million in 1993. The increase in other income in 1995 compared to 1994 was due principally to higher royalty and interest income. The increase in other income in 1994 compared to 1993 was due principally to favorable foreign currency translation.

  It is the Company's policy to minimize its exposure to foreign currency fluctuations. Due to a weakening of the U.S. dollar compared to foreign currencies, foreign currency changes, including the cost of hedging, had a positive effect on net income in 1995 when compared to last year.

  The loss from continuing operations before income taxes for 1995 was $781.1 million ($63.5 million exclusive of restructuring charges) compared to income in 1994 of $14.6 million ($200.8 million exclusive of restructuring charges) and income in 1993 of $370.9 million.

  Estimated income taxes in 1995 were a benefit of $153.8 million ($18.1 million benefit before the restructuring charge) compared to a 1994 provision of $2.5 million ($55.6 million before the restructuring charge) and a 1993 provision of $84.6 million.

  The net loss for 1995 was $624.6 million compared to net income of $100.5 million in 1994 and $565.4 million in 1993.

 Accounting Changes and Extraordinary Items

  In 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and SFAS 123, "Accounting for Stock-Based Compensation." Both of these statements are required to be adopted by January 1, 1996. The Company does not expect that adoption of SFAS 121 and 123 will have a material effect on its consolidated financial position, consolidated statement of income, or liquidity. For further discussion, see Note 4 of the Notes to Consolidated Financial Statements.

  In 1994, the Company recorded an extraordinary charge for repurchases of debt of $7.7 million, net of $5.1 million of income tax benefits, or $.04 per fully diluted common share.

  Effective January 1, 1993, the Company adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and SFAS 109, "Accounting for Income Taxes." The adoption of SFAS 106 decreased net income $194.8 million, net of $124.5 million of income tax benefits, or $.79 per fully diluted common share, and the adoption of SFAS 109 increased net income by $425.0 million, or $1.73 per fully diluted common share. For further discussion of SFAS 106 and 109, see Notes 15 and 7, respectively, of the Notes to Consolidated Financial Statements.

  At December 31, 1995, the Company had deferred tax assets in excess of deferred tax liabilities of $1,457 million. For the reasons cited below, management determined that it is more likely than not that $958 million of such assets will be realized, therefore resulting in a valuation allowance of $499 million. In assessing the likelihood of realization of this asset, the Company considered various factors including its forecast of future taxable income and available tax planning strategies that could be implemented to realize deferred tax assets.

  The principal methods used to assess the likelihood of realization were the Company's forecast of future taxable income, which was adjusted by applying probability factors to the achievement of this forecast, and tax planning strategies. The combination of forecasted taxable income and tax planning strategies are expected to be sufficient to realize the entire amount of net deferred tax assets. Approximately $2.8 billion of future taxable income (predominantly U.S.) is needed to realize all of the net deferred tax assets.

  The Company's net deferred tax assets include substantial amounts of net operating loss and tax credit carryforwards. Failure to achieve forecasted taxable income might affect the ultimate realization of the net deferred tax assets. In recent years, the information management business has undergone dramatic changes and there can be no assurances that in the future there would not be increased competition or other factors that may result in a decline in sales or margins, loss of market share, or technological obsolescence. The Company will evaluate quarterly the realizability of its net deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary.

  In 1993, the Company reported an extraordinary charge of $26.4 million, net of $16.8 million of income tax benefits, or $.11 per fully diluted common share. See Note 4 of the Notes to Consolidated Financial Statements.

 Financial Condition

  In 1995, cash provided by operating activities was $97.7 million compared to $529.1 million in 1994 and $953.4 million in 1993. The decrease in cash provided in 1995 compared to 1994 was due in large part to the loss in 1995, restructuring payments relating to prior years, and an increase in income tax payments.

  Investments in properties and rental equipment were $195.0, $208.2, and $173.5 million in 1995, 1994, and 1993, respectively.

  During 1995, 1994, and 1993, the Company retired $68.2, $140.1, and $394.4 million of debt, respectively. The Company intends, from time to time, to continue to redeem or repurchase its securities in the open market or in privately negotiated transactions depending upon availability, market conditions, and other factors.

  At December 31, 1995, total debt was $1.9 billion, a decrease of $55.3 million from December 31, 1994. Cash, cash equivalents, and marketable securities at December 31, 1995 were $1,119.7 million compared to $884.6 million at December 31, 1994. During 1995, debt net of cash and marketable securities decreased $290.4 million to $769.2 million. As a percent of total capital, debt net of cash and marketable securities was 29% at both December 31, 1995 and 1994.

  Cash requirements in 1996 are expected to include payments in respect of the restructuring actions discussed above and current maturities of long-term debt. See Notes 2 and 9 of the Notes to Consolidated Financial Statements. The Company believes that the funds to meet these requirements will come from a combination of utilization of cash on hand, operating cash flow, which will reflect savings generated by the restructuring actions, and external sources of financing.

  The Company has on file with the Securities and Exchange Commission an effective registration statement covering $500 million of debt or equity securities which enables the Company to be prepared for future market opportunities.

  The Company has a $325 million revolving credit facility with a syndicate of banks that expires in May of 1996. In September and December of 1995, the bank syndicate waived compliance with certain financial covenants in the facility which were impacted by performance in the respective quarters. Borrowings under that facility are now subject to approval by the bank group. The Company has never utilized the facility and does not expect to do so. The size, terms, conditions and participating banks for a new facility, if any, after expiration of the current facility, have yet to be determined.

  Dividends paid on preferred stock amounted to $120.2 million in 1995 compared to $228.0 million in 1994 and $183.7 million in 1993. The 1994 amount included full payment for all preferred dividend arrearages.

  Net cash provided by discontinued operations in 1995 was $658.3 million consisting of $862.0 million proceeds from the sale of the defense business offset by cash used of $203.7 million. Cash provided by discontinued operations in 1994 and 1993 amounted to $102.2 and $43.0 million, respectively.

  The Company may settle certain open tax years with the Internal Revenue Service in 1996. It is expected that such settlements will result in cash payments of approximately $60 million (including interest). These payments will not affect earnings since provision for these taxes has been made in prior years.

  Stockholders' equity decreased $744.3 million during 1995, principally reflecting the net loss of $624.6 million and preferred dividends of $123.7 million.

                                   BUSINESS

COMPANY OVERVIEW

  The Company is a worldwide information management company. Through its three business groups, Information Services Group ("ISG"), Computer Systems Group ("CSG") and Global Customer Services Group ("GCS"), the Company provides systems and solutions designed to enhance the productivity, competitiveness and responsiveness of its clients. The Company has a history of providing these systems and solutions to clients in complex, transaction-intensive environments, particularly financial services, communications, transportation, public sector and commercial (the "Vertical Markets"). At June 30, 1996, the Company employed approximately 35,000 people worldwide. For the fiscal year ended December 31, 1995, the Company had revenue of $6.2 billion, approximately 61% of which was derived from operations outside of the United States.

  In 1991, the Company began a phased transition away from a traditional mainframe and defense electronics company to an information management company. The transition was driven primarily by changing market and customer requirements--the demand not only for open and interoperable systems, but also for software and professional services that improve business results. The Company's clients were increasingly seeking information technology vendors who could work closely with them to use information and apply technology to improve their service to their customers, enhance their competitive position and increase their profitability. To implement this transition, the Company has expanded existing strengths and added new capabilities. It has:

  .  developed a worldwide information services practice

  . accelerated its move into technology based on open and interoperable systems

  . expanded its traditional hardware and software maintenance business to include support services for distributed computing environments, particularly network integration and desktop services

  In October 1995, the Company launched a fundamental change to its organizational structure designed to capitalize on these strengths and capabilities and to provide increased focus and accountability. The Company established three complementary business units: ISG, CSG and GCS. This "three businesses--one company" approach replaces a highly interdependent matrix management structure under which all of the Company's services and technology businesses shared common resources to sell and market their services and products. In contrast, the new structure recognizes the different markets that each business unit serves. With its own sales and marketing force, each business unit is responsible for customizing its services or products to the specific needs of its clients. Each business unit is tailoring its resources and aligning its cost structure to compete more effectively and react more quickly to growth opportunities in its market. Internally, operations will be streamlined by the elimination of the time, cost and bureaucracy involved under the matrix structure in coordinating different business units with different strategies.

  Each group will capitalize on the Company's worldwide marketing presence, its extensive customer base and its tradition of providing solutions in complex, transaction-intensive environments. As a result of the breadth of solutions required by the Company's clients, frequently some combination of the Company's three business units will work together to meet the needs of any one client. The Company believes its position as a single-source solutions provider is a key differentiator that many clients prefer. The Company also believes that greater market focus, combined with the synergy among the business units and the cost benefits associated with utilizing common corporate services, will strengthen its overall competitive position.

COMPETITIVE STRENGTHS

  . Worldwide Infrastructure--The Company has an established worldwide sales and support infrastructure. This not only allows the Company to respond quickly and cost-effectively to client needs but also positions the Company to expand into new markets and to broaden its services offerings with a minimum of capital investment.

  . Client Relationships/Industry Expertise--The Company has a large installed base of major customers, located in over 100 countries. Clients include many of the world's largest banks and airlines, U.S.

     telephone companies and international PTTs and numerous government agencies in the United States and overseas. The Company has a history of providing complex solutions in transaction-intensive environments, particularly the Vertical Markets.

  . Single Source Solutions Provider--The Company believes that the breadth of products and services offered by its three business units gives it the ability to satisfy all of the information management requirements of its clients. The Company believes that this ability is key to retaining existing clients and attracting new ones. A substantial portion of the Company's revenue in 1995 derived from clients who purchased products or services attributable to at least two of the business units.

THE INFORMATION SERVICES GROUP

  ISG provides management and technology consulting, systems integration, outsourcing services and industry-specific software solutions to clients worldwide. ISG's services and solutions are particularly designed for clients in the Vertical Markets where the Company has industry expertise. The mission of this group is to help clients gain a tangible improvement in their business through the creative use of information and information technology. If the three business units had been in place in 1995, ISG would have accounted for approximately $1.8 billion or 30% of the Company's total customer revenue for fiscal 1995. Approximately 51% of the revenue attributable to ISG in fiscal 1995 was generated in the United States, 32% in Europe/Africa and 17% in Americas/Pacific.

  ISG operates a global practice that is able to leverage both the Company's experience in servicing the Vertical Markets and the Company's large installed base of over 50,000 clients, many of whom need comprehensive solutions. ISG has established business relationships with other leading services providers and hardware and software suppliers to complement its offerings, to provide timely access to new technology and to increase its market presence.

 VERTICAL MARKET      REPRESENTATIVE CUSTOMERS         SOLUTIONS PROVIDED
------------------  ----------------------------  ----------------------------
FINANCIAL SERVICES  .Large banks                  . Retail and wholesale
                    .Major insurance companies      banking services and
                                                    consulting
                    .Securities firms             . Clearing and settlement
                                                    networks
                                                  . Item and payment
                                                    processing systems
                                                  . Image-enabled check
                                                    processing
                                                  .Remittance and archiving
COMMUNICATIONS      . U.S. regional telephone     .Multimedia messaging
                      companies                   .Network monitoring
                    .Long distance carriers       .Payment and billing systems
                    .International PTTs
TRANSPORTATION      .Airlines                     . Reservation systems and
                    .Railroads                      yield management
                    .Marine cargo lines           .Cargo management
                    .Car rental agencies          .Infrastructure management
PUBLIC SECTOR       . National, state and         .Justice/public safety
                      local/regional              solutions
                      government agencies         .Social services solutions
                      worldwide
                                                  . Tax processing/collection
                                                    systems
                                                  . Customs solutions
                                                  .Postal systems solutions
COMMERCIAL          .Retailers                    .Supply chain management
                    .Distributors                 .Point of sale decision
                                                     support
                    .Manufacturers                .Electronic commerce
                    .Publishers/graphic artists   .Publishing

  ISG has instituted procedures intended to improve its gross margins while maintaining revenue growth. This approach is designed to improve the quality of ISG's contracts by instituting a more disciplined process for qualifying and bidding for contracts, thereby limiting execution risk and improving pricing. In addition, management is also seeking to improve sales efficiency and to decrease sales and marketing expenses with focused programs in targeted vertical markets.

THE COMPUTER SYSTEMS GROUP

  CSG provides a full line of computer hardware and software products for use by end users, systems integrators, software developers and resellers as the building blocks of advanced information management solutions. These products include enterprise systems and servers, departmental servers, desktop systems, systems software and development tools, parallel processing systems, imaging, document management and payment processing systems, data communications and information storage solutions. CSG focuses on clients in the Vertical Markets and elsewhere who depend upon information management technology to run mission-critical applications on a continuous basis. If the three business units had been in place in 1995, CSG would have accounted for approximately $2.5 billion or 40% of the Company's total customer revenue for fiscal 1995. Approximately 29% of revenue attributable to CSG for fiscal 1995 was generated in the United States, 30% in Europe/Africa and 41% in Americas/Pacific.

  CSG continues to align its product offerings in response to technological advances and a shifting set of market and client requirements. CSG has migrated its A Series and is migrating its 2200 Series enterprise servers to CMOS integrated circuit technology, thus improving the price/performance ratios of these servers and reducing product development cycles. Using an approach known as heterogeneous multiprocessing, future enterprise servers will be able to employ both the proprietary CMOS processors--to protect clients' investment in custom software--and advanced Intel Pentium(R) and Pentium Pro(TM) processors running the Windows NT(R) or UNIX(R) operating environments to provide clients the additional benefits of industry-standard client/server computing.

  To capitalize on the growing personal computer market, CSG has developed the capability to provide its clients with personal computers built to order using components and software sourced from a number of technology vendors. This allows CSG both to meet specialized client requirements and to reduce inventory levels at assembly and distribution sites. CSG intends to continue to grow this segment of its business by expanding its already strong customer base and by drawing upon its international reputation for quality products.

  CSG's goal is to drive volume sales of its products. CSG has a dedicated worldwide direct sales force in place and is expanding indirect channels of distribution such as independent software vendors, systems integrators, solutions providers and resellers. To drive volume sales, CSG is also complementing its own resources with the expertise of strategic partners in specialized technology areas such as relational databases, data warehousing and microprocessor technology. These alliances with other technology providers have allowed CSG to enhance and broaden its product line, to achieve economies of scale and to offer "best-of-breed" products to its clients.

  CSG has undertaken numerous manufacturing initiatives to improve its competitive position by consolidating its operations. It is also building its products more cost-effectively by using common platforms and commodity components, when possible. This, along with the availability of components and technology from strategic partners, has allowed CSG both to reduce its overall research and development expenditures and to focus a larger portion of research and development expenditures on growth programs and businesses, notably in software, parallel processing and personal computers.

THE GLOBAL CUSTOMER SERVICES GROUP

  GCS provides network integration, desktop services and maintenance services to help clients manage, maintain and support their distributed computing environments. GCS evolved from the Company's traditional equipment maintenance organization, which provided installation, configuration and maintenance services for the Company's proprietary hardware and software systems. The goal of GCS is to help clients maximize the availability and effectiveness of their information technology investments and to improve their systems' performance and productivity across multiple systems. If the three business units had been in place in 1995, GCS would have accounted for approximately $1.9 billion or 30% of the Company's total customer revenue for fiscal 1995. Approximately 40% of the revenue attributable to GCS in fiscal 1995 was generated in each of the United States and Europe/Africa and 20% in Americas/Pacific.

  In recent years, microprocessor-based equipment has become increasingly reliable, requiring less maintenance than in the past. However, the rapid adoption of open systems, sourced from multiple vendors, and the rapid proliferation of client/server architecture have produced a significantly more complex and heterogeneous networked computing environment. As a result, demand for services to design, install and support today's multi-vendor, distributed networks is growing rapidly. The Company has moved aggressively to diversify its traditional maintenance business to capitalize on the growth opportunities in network design and integration, desktop services and multi-vendor maintenance and support.

  The Company believes that GCS possesses fundamental competitive advantages in the growing customer services market. GCS has a mature services delivery infrastructure already in place, with two worldwide parts distribution centers and ten worldwide software support centers that facilitate uninterrupted quality service and support to clients. In addition, GCS delivers its desktop maintenance services using a unit replacement methodology rather than traditional on-site repair. This approach reduces restore time considerably and causes less disruption in the client's work place. Finally, the Network Enable organization within GCS, which specializes in network integration and management, has a depth of multi-vendor expertise and a degree of technology independence that the Company believes is unique. The Network Enable organization has established partnerships with many leading hardware manufacturers and network software providers. Because the products used in a Network Enable solution are sourced from multiple suppliers, GCS has been very successful in providing "best-of-breed" product offerings to a wide range of clients beyond the Company's existing client base.

STOCKHOLDER PROPOSAL

  Greenway Partners, L.P., a stockholder of the Company, requested the Company to solicit stockholder approval at its annual meeting of stockholders, held on April 25, 1996, of a resolution recommending to the Board of Directors that it authorize a spin-off transaction pursuant to which stockholders would become the owners of three separate publicly traded companies consisting of ISG, CSG and GCS. This resolution was not adopted by the stockholders. The Board of Directors of the Company considers all reasonable avenues to increase stockholder value and had concluded that the Company's current business strategy and structure as described above will better serve to maximize stockholder value over time. Accordingly, the Board had recommended a vote against the proposal. Greenway Partners, L.P. remains a stockholder of the Company, and there is no assurance that it will not make additional proposals with respect to the Company and its structure.

                             DESCRIPTION OF NOTES

GENERAL

  The following description of the Notes offered hereby (referred to in the accompanying Prospectus as "Debt Securities") supplements, and to the extent inconsistent therewith supersedes, insofar as such description relates to the Notes, the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus, to which description reference is hereby made.

  The Notes will be issued under an Indenture dated as of August 6, 1992 between the Company and Bank One, Columbus, NA, as trustee (the "Trustee"), as supplemented by a Third Supplemental Indenture (the "Supplemental Indenture") thereto (such Indenture and Supplemental Indenture, collectively, the "Indenture"). The following is a summary of the material provisions of the Indenture. The summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein. Wherever particular defined terms of the Indenture not otherwise defined herein are referred to, such defined terms shall be incorporated herein by reference. The Indenture is an exhibit to the Registration Statement.

  The Company does not currently intend to list the Notes on any securities exchange or to seek approval for quotation through any automated quotation system. There can be no assurance that an active public market for the Notes will develop. The absence of an active public trading market could have an adverse effect on the liquidity and value of the Notes.

PRINCIPAL, MATURITY AND INTEREST

  The aggregate principal amount of the Notes offered hereby and pursuant to the Initial Offering is limited to $450 million. Each Note will mature on October 15, 2004 and will bear interest at the rate per annum shown on the cover page hereof. Interest on the Notes will accrue from the date of original issuance or from the most recent interest payment date to which interest has been paid or provided for, payable semiannually (to holders of record at the close of business on the April 1 or October 1 immediately preceding the interest payment date) on April 15 and October 15 of each year, commencing April 15, 1997.

  Interest on the Notes will be paid by check mailed to the persons in whose names the Notes are registered at the close of business on the applicable record date or, at the option of the Company, by wire transfer to accounts maintained by such person with a bank located in the United States. The principal of the Notes will be paid upon surrender of the Notes at the corporate trust office of the Trustee. While the Notes are represented by Global Notes, the Company will make payments of interest by wire transfer to the Depositary or its nominee, as the case may be, which will distribute payments to beneficial holders in accordance with its customary procedures. See "--Book-Entry, Delivery and Form."

  The Company has no sinking fund obligation with respect to the Notes. The provisions of the Indenture described in the accompanying Prospectus under "Description of the Debt Securities--Defeasance" shall apply to the Notes.

RANKING

  The Notes will be senior unsecured obligations of the Company, ranking pari passu with all existing and future senior indebtedness of the Company and senior to subordinated indebtedness.

OPTIONAL REDEMPTION

  The Notes may not be redeemed prior to October 15, 2001, on and after which date the Notes may be redeemed at the option of the Company as a whole, or from time to time in part, in multiples of $1,000, on any date prior to maturity, upon mailing a notice of such redemption not less than 30 nor more than 60 days prior to the date fixed for redemption to the holders of Notes to be redeemed, at the following redemption prices (expressed in percentages of the principal amount) together in each case with accrued interest to the date fixed for redemption:

  If redeemed during the twelve-month period beginning October 15:

     YEAR                                                             PERCENTAGE
     ----                                                             ----------
     2001............................................................  103.917%
     2002............................................................  101.958%
     2003............................................................  100.000%

; provided that if the date fixed for redemption is October 15 or April 15, then the interest payable on such date shall be paid to the holder of record on the preceding October 1 or April 1.

  If fewer than all of the Notes are to be redeemed, the Trustee shall select, in such manner as it shall deem appropriate and fair, which Notes shall be redeemed in whole or in part, and shall promptly notify the Company in writing of the Notes selected for redemption. On or prior to the redemption date specified in the notice of redemption, the Company will deposit with the Trustee money sufficient to pay the redemption price, together with all accrued interest, of all Notes or portions thereof to be redeemed.

CHANGE IN CONTROL

  Upon any Change in Control (as defined below) with respect to the Company, each holder of Notes shall have the right (the "Repurchase Right"), at the holder's option, to require the Company to repurchase all of such holder's Notes, or a portion thereof which is $1,000 or any integral multiple thereof, on the date (the "Repurchase Date") that is 45 days after the date of the Company Notice (as defined below) at a price (the "Put Price") equal to 101% of the principal amount of the Notes, plus accrued interest, if any, to the Repurchase Date.

  Within 30 days after the occurrence of a Change in Control, the Company is obligated to mail to all holders of record of the Notes a notice (the "Company Notice") of the occurrence of such Change in Control and the Repurchase Right arising as a result thereof. The Company shall deliver a copy of the Company Notice to the Trustee and shall cause a copy of such notice to be published in The Wall Street Journal or another newspaper of national circulation. To exercise the Repurchase Right, a holder of Notes must deliver on or before the 30th day after the date of the Company Notice irrevocable written notice to the Company (or an agent designated by the Company for such purpose) and the Trustee of the holder's exercise of such right together with the Notes with respect to which the right is being exercised, duly endorsed for transfer.

  "Change in Control" means an event or series of events as a result of which
(i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of shares entitling the holder thereof to cast more than 50% of the votes for the election of directors of the Company;
(ii) the Company consolidates with or merges into any other corporation, or conveys, transfers or leases all or substantially all of its assets to any person, or any other corporation merges into the Company, and, in the case of any such transaction, the outstanding Common Stock of the Company is changed or exchanged as a result; (iii) at any time Continuing Directors do not constitute a majority of the Board of Directors; or (iv) on any day (a "Calculation Date") the Company makes any distribution or distributions of cash, property or securities (other than regular quarterly dividends, Common Stock, preferred stock which is substantially equivalent to Common Stock or rights to acquire Common Stock or preferred stock which is substantially equivalent to Common Stock) to holders of Common Stock, or the Company or any of its Consolidated Subsidiaries purchases or otherwise acquires Common Stock, and the sum of the fair market value of such distribution or purchase on the Calculation Date, plus the fair market value, when made, of all other such distributions and purchases which have occurred during the 12-month period ending on the Calculation Date, in each case expressed as a percentage of the aggregate market price of all of the shares of Common Stock of the Company outstanding at the close of business on the last day prior to the date of declaration of each such distribution or the date of purchase, exceeds 50%. "Continuing Director" means at any date a member of the Company's Board of Directors (i) who was a member of such board 24 months prior to such date or
(ii) who was nominated or elected by at least two-thirds of the directors who were Continuing

Directors at the time of such nomination or election or whose election to the Company's Board of Directors was recommended or endorsed by at least two-thirds of the directors who were Continuing Directors at the time of such election (under this definition, if the present Board of Directors of the Company were to approve a new director or directors and then resign, no Change in Control would occur even though the present Board of Directors would thereafter cease to be in office). No quantitative or other established meaning has been given to the phrase "all or substantially all" (which appears in the definition of Change in Control) by courts which have interpreted this phrase in various contexts. In interpreting this phrase, courts make a subjective determination as to the portion of assets conveyed, considering such factors as the value of assets conveyed and the proportion of an entity's income derived from the assets conveyed. To the extent the meaning of such phrase is uncertain, uncertainty will exist as to whether or not a Change in Control may have occurred (and, accordingly, whether or not the holders of Notes will have the right to require the Company to repurchase their Notes).

  Certain leveraged transactions sponsored by the Company's management or an affiliate of the Company could constitute a Change in Control that would give rise to the Repurchase Right. The Indenture does not provide the Company's Board of Directors with the right to limit or waive the Repurchase Right in the event of any such leveraged transaction. The right to require the Company to repurchase the Notes could delay or deter a Change in Control of the Company, whether or not such Change in Control were supported by the Board of Directors of the Company.

  The occurrence of a Change in Control would enable the holders of certain other outstanding debt securities of the Company to exercise Repurchase Rights of the type described above and would, in most cases, permit members of the bank group to terminate their lending commitments under the Company's revolving credit facility. If a Change in Control occurs, there can be no assurance that the Company would have sufficient funds to repurchase any or all Notes then required to be repurchased under the Indenture.

  If an offer is made to repurchase Notes as a result of a Change in Control, the Company will comply with all tender offer rules, including but not limited to Section 13(e) and 14(e) under the Exchange Act and Rules 13e-1 and 14e-1 thereunder, to the extent applicable to such offer.

CERTAIN DEFINITIONS

  Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided.

  "Acquired Indebtedness" means Indebtedness of a Person (i) existing at the time such Person becomes a Consolidated Subsidiary or (ii) assumed in connection with the acquisition of assets of such Person.

  "Average Life" means, as of the date of determination, with respect to any Indebtedness or Redeemable Stock, the quotient obtained by dividing (i) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment or mandatory redemption of such Indebtedness or Redeemable Stock, as the case may be, multiplied by the amount of such principal payment or mandatory redemption by
(ii) the sum of all such principal payments or mandatory redemption amounts, as the case may be.

  "Bank Credit Agreement" means the Credit Agreement dated as of June 26, 1996, among the Company, certain banks, and Bankers Trust Company, as agent.

  "Common Stock" means any stock of any class of the Company which has no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company and which is not subject to redemption by the Company.

  "Consolidated Interest Coverage Ratio" means for any period the ratio of (i) the sum of Consolidated Net Income, Consolidated Interest Expense and Consolidated Tax Expense, plus, without duplication, all depreciation and all amortization, in each case, for such period, of the Company and its Consolidated Subsidiaries on a consolidated basis, all as determined in accordance with generally accepted accounting principles, to (ii) Consolidated Interest Expense for such period; provided, that in making such computation, the Consolidated Interest Expense attributable to interest on any indebtedness computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period.

  "Consolidated Interest Expense" means for any period the sum of (i) the aggregate of the interest expense on Indebtedness of the Company and its Consolidated Subsidiaries for such period, determined on a consolidated basis in accordance with generally accepted accounting principles, plus (ii) without duplication, that portion of capital lease obligations of the Company and its Consolidated Subsidiaries representative of the interest factor for such period, determined on a consolidated basis in accordance with generally accepted accounting principles, plus (iii) without duplication, dividends in respect of preferred or preference stock of a Consolidated Subsidiary of the Company held by Persons other than the Company or a Consolidated Subsidiary of the Company. For purposes of clause (iii) of the preceding sentence, dividends shall be deemed to be an amount equal to the actual dividends paid divided by
1.00 minus the applicable actual combined federal, state, local and foreign income tax rate of the Company (expressed as a decimal), on a consolidated basis, for the fiscal year immediately preceding the date of the transaction giving rise to the need to calculate Consolidated Interest Expense.

  "Consolidated Net Income" means for any period the net income or loss of the Company and its Consolidated Subsidiaries for such period on a consolidated basis as determined in accordance with generally accepted accounting principles adjusted by excluding the after-tax effect of (i) net gains or losses in respect of dispositions of assets other than in the ordinary course of business, (ii) any gains or losses from currency exchange transactions not in the ordinary course of business consistent with past practice, (iii) any gains or losses attributable to write-ups or write-downs of assets or liabilities other than in the ordinary course of business, (iv) any special or extraordinary charges attributable to restructuring transactions other than in the ordinary course of business, (v) any income or loss of persons acquired in a "pooling of interest" transaction prior to the date of combination and (vi) the cumulative effect of a change in accounting principle from the date of the Supplemental Indenture; provided that, if the consolidated financial statements of the Company and its Consolidated Subsidiaries for such period give effect to Statement 106 of the Financial Accounting Standards Board ("FASB 106"), Consolidated Net Income for such period shall be (a) increased by any expenses (net of any income tax benefits attributable to such expenses) for post-retirement benefits other than pensions ("Post-Retirement Benefits") to the extent that such expenses are deducted from net income in accordance with FASB 106 and (b) shall be decreased by the aggregate amount of cash payments for Post-Retirement Benefits during such period (net of any income tax benefits attributable to such cash payments on a pro forma basis calculated in the same manner as the income tax benefits referred to in clause
(a)).

  "Consolidated Shareholders' Equity" means the total shareholders' equity of the Company and its consolidated subsidiaries which, under generally accepted accounting principles, would appear on a consolidated balance sheet of the Company and its subsidiaries, excluding the separate component of shareholders' equity attributable to foreign currency translation adjustments pursuant to "Statement of Financial Accounting Standards No. 52--Foreign Currency Translation" or any successor provision or principle of generally accepted accounting principles.

  "Consolidated Subsidiary" means, with respect to any Person, any corporation or other entity of which a majority of the capital stock or other ownership interests having ordinary voting power to elect a majority of the Board of Directors or other persons performing similar functions are at the time directly or indirectly owned by such Person.

  "Consolidated Tax Expense" means for any period the aggregate of the federal, state, local and foreign income tax expenses of the Company and its Consolidated Subsidiaries for such period determined on a consolidated basis in accordance with generally accepted accounting principles.

  "Convertible Debt" means Indebtedness of the Company that, by its terms, is convertible in its entirety into Common Stock.

  "Finance Subsidiary" means a corporation of the type described in clause
(ii) of the definition of "Subsidiary."

  "Foreign Subsidiary" means a corporation of the type described in clause (i) of the definition of "Subsidiary."

  "generally accepted accounting principles" means generally accepted accounting principles in the United States as in effect (unless otherwise stated) as of the date of the Supplemental Indenture, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession.

  "guarantee" by any Person means any obligation, contingent or otherwise, of such Person directly or indirectly guaranteeing any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by standby letter of credit or otherwise) or (ii) entered into for the purpose of assuring in any other manner the holder of such Indebtedness of the payment thereof or to protect such holder against loss in respect thereof (in whole or in part); provided that the term guarantee shall not include endorsements for collection or deposit in the ordinary course of business. The term "guarantee" used as a verb has a corresponding meaning.

  "Indebtedness" means (i) any liability of any Person (a) for borrowed money, or (b) evidenced by a bond, note, debenture or similar instrument (including purchase money obligations but excluding Trade Payables), or (c) for the payment of money relating to a lease that is required to be classified as a capitalized lease obligation in accordance with generally accepted accounting principles, or (d) for preferred or preference stock of a Consolidated Subsidiary of the Company held by Persons other than the Company or any Consolidated Subsidiary of the Company; (ii) any liability of others described in the preceding clause (i) that the Person has guaranteed, that is recourse to such Person or that is otherwise its legal liability; and (iii) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (i) and (ii) above.

  "Intercompany Obligations" means any Indebtedness or any other obligation of the Company or any Consolidated Subsidiary of the Company which, in the case of the Company, is owing to any Consolidated Subsidiary of the Company and which, in the case of any Consolidated Subsidiary of the Company, is owing to the Company or any other Consolidated Subsidiary of the Company.

  "Permitted Indebtedness" means (i) Indebtedness of the Company or any Consolidated Subsidiary of the Company outstanding on the date of the Supplemental Indenture; (ii) Indebtedness of the Company and its Consolidated Subsidiaries at any time outstanding not in excess of $500 million in the aggregate; (iii) Indebtedness of the Company and its Consolidated Subsidiaries at any time outstanding not in excess of $1 billion in the aggregate under the Bank Credit Agreement (and any refinancings or replacements thereof or additions thereto) and Indebtedness of Foreign Subsidiaries at any time outstanding not in excess of $250 million in the aggregate under bank loan facilities; (iv) Indebtedness of Finance Subsidiaries so long as such Indebtedness is non-recourse to, not guaranteed by and is not otherwise the legal liability of the Company or any other Consolidated Subsidiary; (v) Intercompany Obligations; and (vi) any renewals, extensions, substitutions, refundings, refinancings or replacements of any Indebtedness described in clause (i) above ("Refinancing Indebtedness"); provided that (a) the aggregate principal amount of the Refinancing Indebtedness shall not exceed the sum of
(1) the aggregate principal amount and accrued interest of the Indebtedness to be refinanced (or if such Indebtedness was issued at an original issue discount, the original issue discount price plus amortization of the original issue discount at the time of the incurrence of the Refinancing Indebtedness) and (2) the reasonable fees and expenses directly incurred in connection with such Refinancing Indebtedness, (b) such Refinancing Indebtedness is subordinated in right of payment to the Notes at least to the extent that the Indebtedness to be refinanced is subordinated to the Notes, (c) Refinancing Indebtedness incurred by any Consolidated Subsidiary shall not be used to refinance Indebtedness of the Company, (d) all proceeds of such Refinancing Indebtedness are applied to the payment, redemption, repurchase, defeasance, acquisition or retirement of the Indebtedness to be refinanced within 12 months before or after such event and
(e) such Refinancing Indebtedness determined as of the date of incurrence does not mature prior to the final scheduled maturity date of the Notes and the Average Life of such Refinancing Indebtedness is equal to or greater than the remaining Average Life of the Notes; provided that this clause (e) shall apply only if the final scheduled maturity date of the Indebtedness being refinanced is later than the final scheduled maturity date of the Notes. Notwithstanding clauses (ii) and (iii) above, up to $250 million of the amounts set forth in such clauses may be subtracted from such amounts and applied to increase any other amount set forth in either of such clauses.

  "Principal Manufacturing Property" means any manufacturing property located within the United States of America (other than its territories or possessions) owned by the Company or any Subsidiary, except for any manufacturing property that, in the opinion of the Board of Directors, is not of material importance to the business conducted by the Company and its Subsidiaries, taken as a whole.

  "Redeemable Stock" means any class or series of preferred or preference stock of the Company with a stated maturity which is prior to the Stated Maturity of the Notes or that by its terms or otherwise is required to be redeemed or retired, in whole or in part, prior to the Stated Maturity of the Notes or is redeemable at the option of the holder thereof at any time prior to the Stated Maturity of the Notes.

  "Related Person" means (i) any Affiliate of the Company, (ii) any Person who directly or indirectly holds 10% or more of any class of capital stock of the Company, (iii) with respect to any such natural Person, any other Person having a relationship with such Person by blood, marriage or adoption not more remote than first cousin and (iv) any officer or director of the Company; provided, however, "Related Person" shall not include the Unisys Employees Savings Thrift Trust, or any successor thereof.

  "Subsidiary" means any corporation of which at least a majority of the outstanding voting stock is owned by the Company or by other Subsidiaries, but will not include any such corporation (an "Affiliated Corporation") which (i) does not transact any substantial portion of its business or regularly maintain any substantial portion of its operating assets in the United States;
(ii) is principally engaged in financing sales or leases of merchandise, equipment or services by the Company, a Subsidiary or another Affiliated Corporation; (iii) is principally engaged in holding or dealing in real estate or (iv) is principally engaged in the holding of stock in, and/or the financing of operations of, Affiliated Corporations.

  "Trade Payables" means accounts payable or any other indebtedness or monetary obligations to trade creditors created or assumed in the ordinary course of business in connection with the obtaining of materials or services.

  "Wholly Owned Consolidated Subsidiary" means with respect to any Person a Consolidated Subsidiary the voting stock (excluding directors' qualifying shares) of which is more than 90% owned, directly or indirectly, by such Person.

  "Wholly Owned Subsidiary" means a Subsidiary of which all of the outstanding voting stock (other than directors' qualifying shares) is at the time, directly or indirectly, owned by the Company and/or by one or more Wholly Owned Subsidiaries.

CERTAIN COVENANTS

  Set forth below is a summary of certain covenants contained in the Indenture. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Indenture.

 Limitation on Company and Subsidiary Indebtedness

  The Company will not, and will not permit any Consolidated Subsidiary of the Company to, create, incur, assume, guarantee the payment of, or otherwise become liable for, any Indebtedness (including Acquired Indebtedness) other than Permitted Indebtedness, unless, at the time of such event and after giving effect thereto on a pro forma basis, the Company's Consolidated Interest Coverage Ratio for the last four full fiscal quarters immediately preceding such event, taken as one period, is not less than 2.0 to 1. The Company's Consolidated Interest Coverage Ratio for the four fiscal quarters ended June 30, 1996 was less than 2.0 to 1.

 Limitation on Restricted Payments

  The Company will not, and will not permit any Consolidated Subsidiary of the Company to, directly or indirectly, (i) declare or pay any dividend on, or make any distribution in respect of or purchase, redeem or retire for value any capital stock of the Company, other than (a) through the issuance solely of the Company's own capital stock (other than Redeemable Stock) or options, warrants or other rights thereto or (b) in the case of any such capital stock that is Redeemable Stock ("Existing Redeemable Stock"), through the issuance solely of the Company's own capital stock (including new shares of Redeemable Stock, provided such new shares of Redeemable Stock have an Average Life equal to or greater than the lesser of (1) the remaining Average Life of the Existing Redeemable Stock or (2) the remaining Average Life of the Notes), or
(ii) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, prior to scheduled maturity, mandatory sinking fund date or mandatory repayment date (including any repayment date arising from the right of a holder of any Indebtedness to require such Indebtedness to be paid by the Company prior to its stated maturity but excluding any repayment date arising as a result of any Indebtedness being declared due and payable prior to the date on which it would otherwise become due and payable due to any default in the performance of any term or provision of such Indebtedness), any Indebtedness of the Company which is subordinate in right of payment to the Notes (other than with, and to the extent of, the proceeds from the incurrence of Refinancing Indebtedness that constitutes Permitted Indebtedness) (such payments or any other actions described in (i) and (ii), collectively, "Restricted Payments").

  The Company or any Consolidated Subsidiary of the Company may make a Restricted Payment which would otherwise be prohibited by the preceding paragraph, provided, that (i) at the time of and after giving effect to the proposed Restricted Payment no Event of Default (and no event that, after notice or lapse of time, or both, would become an Event of Default) shall have occurred and be continuing; (ii) at the time of and after giving effect to the proposed Restricted Payment (the value of any such payment, if other than cash, as determined by the Board of Directors, whose determination will be conclusive and evidenced by a Board Resolution), the aggregate amount of all Restricted Payments declared or made after June 30, 1992 will not exceed the sum of (a) 50% of the aggregate cumulative Consolidated Net Income of the Company accrued on a cumulative basis during the period beginning after June 30, 1992 and ending on the last day of the Company's last fiscal quarter ending prior to the date of such proposed Restricted Payment (or, if such aggregate cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) plus (b) the aggregate proceeds received by the Company as capital contributions to the Company after June 30, 1992, or from the issuance and sale (other than to a Consolidated Subsidiary of the Company) after June 30, 1992 of capital stock of the Company (excluding Redeemable Stock but including stock issued upon conversions of Convertible Debt, stock issued to the Company's pension plans and stock issued upon the exercise of options or warrants), plus (c) $250 million; and (iii) immediately after giving effect to such proposed Restricted Payment, the Company could incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the "Limitation on Company and Subsidiary Indebtedness" covenant described above; provided, however, the provisions of clause (iii) above shall not be applicable to any declaration or payment in cash of current dividends or dividends in arrears in respect of any series of preferred stock of the Company. At June 30, 1996, the sum of the amounts referred to in clauses (a) and (b) above, less the aggregate amount of Restricted Payments declared after June 30, 1992, was approximately $190 million.

  The foregoing provisions will not prevent the payment of any dividend within 60 days after the date of its declaration, if, at the date of declaration, such payment would be permitted by such provisions. Notwithstanding the foregoing, "Restricted Payment" shall not include (i) the payment, during the period beginning October 1, 1992 and ended June 30, 1994, of an aggregate of $185 million of dividends in arrears in respect of the Company's preferred stock or (ii) the redemption of Convertible Debt pursuant to the terms of the indenture or other instrument under which such debt is issued, provided that
(a) the last reported sale price for the Company's Common Stock for each of the five consecutive trading days immediately preceding the date of the notice of redemption therefor (the "notice date") shall have exceeded 115% of the conversion price for such Convertible Debt and (b) the Company's Consolidated Interest Coverage Ratio for the last four fiscal quarters immediately preceding such notice date, taken as one period, is not less than 2.0 to 1.

 Limitation on Transactions with Related Persons

  The Company will not, and will not permit any of its Consolidated Subsidiaries to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with a Related Person unless such transaction or series of transactions is on terms that are no less favorable to the Company or such Consolidated Subsidiary, as the case may be, than would be available in a comparable transaction with an unrelated third party; provided, however, that the foregoing restrictions will not apply to (i) transactions between or among any of the Company and its Wholly Owned Consolidated Subsidiaries, (ii) transactions between or among any of the Company and its Consolidated Subsidiaries that are not Wholly Owned Consolidated Subsidiaries, provided such transactions are entered into in the ordinary course of business on terms and conditions consistent with prior practice, and (iii) any transaction with an officer or director of the Company or any Consolidated Subsidiary entered into in the ordinary course of business (including, without limitation, compensation or employee benefit and perquisite arrangements).

 Limitation upon Mortgages and Liens

  Neither the Company nor a Subsidiary will create or assume, except in favor of the Company or a Wholly Owned Subsidiary, any mortgage, pledge, lien or encumbrance upon any Principal Manufacturing Property or any stock or indebtedness of any Subsidiary without equally and ratably securing the Notes and any other indebtedness of the Company entitled thereto. This limitation will not apply to certain permitted encumbrances as described in the Indenture, including (i) purchase money mortgages entered into within specified time limits; (ii) liens existing on acquired property; (iii) certain tax, materialmen's, mechanics' and judgment liens, certain liens arising by operation of law and certain other similar liens; (iv) liens in connection with certain government contracts; (v) certain mortgages, pledges, liens or encumbrances in favor of any state or local government or governmental agency in connection with certain tax-exempt financings; (vi) pledges of customers' accounts or paper; (vii) certain mortgages, pledges, liens or encumbrances securing the payment of any V Loan Debt (as defined in the Indenture) and
(viii) mortgages, pledges, liens and encumbrances not otherwise permitted if the sum of the indebtedness thereby secured plus the aggregate sales price of property involved in certain sale and leaseback transactions does not exceed the greater of $250,000,000 or 5% of Consolidated Shareholders' Equity.

 Limitation Upon Sale and Leaseback Transactions

  The Company and any Subsidiary will be prohibited from selling any Principal Manufacturing Property owned on the date of the Indenture with the intention of taking back a lease thereof, other than a temporary lease (a lease of not more than 36 months) with the intent that the use of the property by the Company or such Subsidiary will be discontinued before the expiration of such period, unless (i) the sum of the sale price of property involved in sale and leaseback transactions not otherwise permitted plus all indebtedness secured by certain mortgages, pledges, liens and encumbrances does not exceed the greater of $250,000,000 or 5% of Consolidated Shareholders' Equity or (ii) the greater of the net proceeds of such sale or the fair market value of such Principal Manufacturing Property (which may be conclusively determined by the Board of Directors of the Company) are applied within 120 days to the optional retirement of outstanding Notes or to the optional retirement of other Funded Debt (as defined) of the Company ranking on a parity with the Notes.

CONSOLIDATION, MERGER, SALE OR LEASE OF ASSETS

  The Company, without the consent of the holders of any of the outstanding Notes, may consolidate with or merge into, or transfer or lease its assets substantially as an entirety to any corporation organized under the laws of any domestic jurisdiction, provided that (i) the successor corporation assumes the Company's obligations on the Notes and under the Indenture, (ii) after giving effect to the transaction no Event of Default (and no event which, after notice or lapse of time would become an Event of Default) shall have occurred and be continuing, (iii) after giving effect to the transaction the Company or such successor corporation could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the "Limitation on Company and Subsidiary Indebtedness" covenant described above, and (iv) certain other conditions are met.

EVENTS OF DEFAULT

  The following are Events of Default under the Indenture with respect to the
Notes: (i) failure to pay principal of or any premium on any Note when due;
(ii) failure to pay any interest on any Note when due, continued for 30 days;
(iii) default in the performance or breach of any of the terms contained under "Consolidation, Merger, Sale or Lease of Assets;" (iv) failure to pay the Put Price on a Repurchase Date for any Note with respect to which the Repurchase Right has been exercised; (v) failure to perform any other covenant of the Company in the Indenture, continued for 60 days after written notice; (vi) default (a) in the payment of any scheduled principal of or interest on any Indebtedness of the Company or any Consolidated Subsidiary (other than the Notes) aggregating more than $25 million in principal amount when due after giving effect to any applicable grace period or (b) in the performance of any other term or provision of any Indebtedness of the Company or any Consolidated Subsidiary in excess of $25 million principal amount that results in such Indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable, and such acceleration shall not have been rescinded or annulled, or such Indebtedness shall not have been discharged, within a period of 15 days after written notice; (vii) the entry against the Company or any Consolidated Subsidiary of one or more judgments, decrees or orders by a court having jurisdiction in the premises from which no appeal may be or is taken for the payment of money, either individually or in the aggregate, in excess of $25 million and the continuance of such judgment, decree or order unsatisfied and in effect for any period of 45 consecutive days without a stay of execution after written notice; and (viii) certain events in bankruptcy, insolvency or reorganization.

  If any Event of Default occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding Notes may declare the principal amount of all the Notes to be due and payable immediately. At any time after a declaration of acceleration with respect to the Notes has been made, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in aggregate principal amount of outstanding Notes may, under certain circumstances, rescind and annul such acceleration.

  The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the holders of a majority in aggregate principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Notes.

  The Company is required to furnish the Trustees annually with a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance.

BOOK-ENTRY, DELIVERY AND FORM

  The Notes will be issued in the form of one or more Global Notes (the "Global Note") deposited with, or on behalf of, The Depository Trust Company (the "Depositary") and registered in the name of Cede & Co., as nominee of the Depositary (such nominee being referred to herein as the "Global Note Holder").

  The Depositary is a limited-purpose trust company that was created to hold securities for its participating organizations (collectively, the "Participants" or the "Depositary's Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. The Depositary's Participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants" or the "Depositary's Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of the Depositary only through the Depositary's Participants or the Depositary's Indirect Participants.

  The Company expects that pursuant to procedures established by the Depositary (i) upon deposit of the Global Note, the Depositary will credit the accounts of Participants with portions of the principal amount of the Global Note and (ii) ownership of the Notes evidenced by the Global Note will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary (with respect to the interests of the Depositary's Participants), the Depositary's Participants and the Depositary's Indirect Participants. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer Notes evidenced by the Global Note will be limited to such extent.

  So long as the Global Note Holder is the registered owner of any Notes, the Global Note Holder will be considered the sole holder under the Indenture of any Notes evidenced by the Global Note. Beneficial owners of Notes evidenced by the Global Note will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records of the Depositary or for maintaining, supervising or reviewing any records of the Depositary relating to the Notes.

  Payments in respect of the principal of, premium, if any, and interest on any Notes registered in the name of the Global Note Holder on the applicable record date will be payable by the Trustee to or at the direction of the Global Note Holder in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names Notes, including the Global Note, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes. The Company believes, however, that it is currently the policy of the Depositary to immediately credit the accounts of the relevant Participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of the Depositary. Payments by the Depositary's Participants and the Depositary's Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practice and will be the responsibility of the Depositary's Participants or the Depositary's Indirect Participants.

  Certificated Securities. A person having a beneficial interest in the Global Note may exchange such beneficial interest for Notes in the form of registered definitive certificates (the "Certificated Securities") only under the limited circumstances described in the accompanying Prospectus. Upon any such issuance, the Trustee is required to register such Certificated Securities in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). In addition, if (i) the Company notifies the Trustee in writing that the Depositary is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days or, if at any time the Depositary ceases to be a "clearing agency" registered under the Exchange Act, or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in the form of Certificated Securities under the Indenture, then, upon surrender by the Global Note Holder of its Global Note, Notes in such form will be issued to each person that the Global Note Holder and the Depositary identify as being the beneficial owner of the related Notes.

  Neither the Company nor the Trustee will be liable for any delay by the Global Note Holder or the Depositary in identifying the beneficial owners of Notes, and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or the Depositary for all purposes.

SAME-DAY SETTLEMENT AND PAYMENT

  Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds.

  Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the Notes will trade in the Same-Day Funds Settlement System maintained by the Depositary until maturity and secondary market trading activity in the Notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

            DESCRIPTION OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The following summary describes certain material United States federal income tax consequences relevant to the purchase, ownership and disposition of Notes, all as of the date hereof. Unless otherwise indicated, this summary deals only with United States Holders (as defined below) who purchase Notes upon their original issuance and who hold such Notes as capital assets. The following discussion does not purport to deal with all aspects of United States federal income taxation that may be relevant to such holders, nor does it address United States federal income tax consequences which may be relevant to certain types of holders, such as dealers in securities or currencies, financial institutions, life insurance companies, persons holding Notes as a part of a hedging or conversion transaction or a straddle or United States Holders whose "functional currency" is not the U.S dollar. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

  As used herein, (1) a "United States Holder" of a Note means a holder that is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust subject to the supervision of a court within the United States and the control of a United States fiduciary as described in section 7701(a)(30) of the Code, and (2) "United States" means the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (including the Commonwealth of Puerto
Rico). A "Non-United States Holder" is any holder that is not a United States Holder.

PAYMENTS OF INTEREST

  Except as set forth below, interest on a Note generally will be taxable to a United States Holder as ordinary income at the time it is received or accrued in accordance with the United States Holder's method of accounting for tax purposes.

MARKET DISCOUNT

  If a United States Holder purchases a Note for an amount that is less than its principal amount, the difference will be treated as "market discount" for United States federal income tax purposes, unless such difference is less than a specified de minimis amount. Under the market discount rules, a United States Holder will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, a Note as ordinary income to the extent of the market discount which has not previously been included in income and is treated as having accrued on such Note at the time of such payment or disposition. In addition, the United States Holder may be required to defer, until the maturity of the Note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such Note.

  Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Note, unless the United States Holder elects to accrue on a constant interest method. A United States Holder of a Note may elect to include market discount in income currently as it accrues (on either a ratable or constant interest method), in which case the rule described above regarding deferral of interest deductions will not apply. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service ("IRS").

AMORTIZABLE BOND PREMIUM

  A United States Holder that purchases a Note for an amount in excess of the Note's principal amount will be considered to have purchased the Note at a "premium". A United States Holder generally may elect to amortize the premium over the remaining term of the Note on a constant yield method. The amount amortized in any year will be treated as a reduction of the United States Holder's interest income from the Note. Bond premium on a Note held by a United States Holder that does not make such an election will decrease the gain or increase the loss otherwise recognized on disposition of the Note. The election to amortize premium on a constant yield method once made applies to all debt obligations held or subsequently acquired by the electing United States Holder on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

SALE, EXCHANGE AND RETIREMENT OF NOTES

  A United States Holder's tax basis in a Note will, in general, be the United States Holder's cost therefor, increased by market discount previously included in income by the United States Holder and reduced by any amortized premium. Upon the sale, exchange or retirement of a Note, a United States Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange or retirement (less any accrued stated interest, which will be taxable as such) and the adjusted tax basis of the Note. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange or retirement the Note has been held for more than one year. Under current law, net capital gains of individuals are, under certain circumstances, taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations.

NON-UNITED STATES HOLDERS

  Under present United States federal income and estate tax law, and subject to the discussion below concerning backup withholding:

    (a) no withholding of United States federal income tax will be required with respect to the payment by the Company or any paying agent of principal or interest on a Note owned by a Non-United States Holder, provided that
  (i) the beneficial owner does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote within the meaning of section 871(h)(3) of the Code and the regulations thereunder, (ii) the beneficial owner is not a controlled foreign corporation that is related to the Company through stock ownership, (iii) the beneficial owner is not a bank whose receipt of interest on a Note is described in section 881(c)(3)(A) of the Code and
  (iv) the beneficial owner satisfies the statement requirement (described generally below) set forth in section 871(h) or section 881(c) of the Code and the regulations thereunder;

    (b) no withholding of United States federal income tax will be required with respect to any gain or income realized by a Non-United States Holder upon the sale, exchange or retirement of a Note; and

    (c) a Note beneficially owned by an individual who at the time of death is a Non-United States Holder will not be subject to United States federal estate tax as a result of such individual's death, provided that such individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote within the meaning of section 871(h)(3) of the Code and provided that the interest payments with respect to such Note would not have been, if received at the time of such individual's death, effectively connected with the conduct of a United States trade or business by such individual.

  To satisfy the requirement referred to in (a)(iv) above, the beneficial owner of such Note, or a financial institution holding the Note on behalf of such owner, must provide, in accordance with specified procedures, a paying agent of the Company with a statement to the effect that the beneficial owner is not a United States person. Pursuant to current temporary Treasury regulations, these requirements will be met if (1) the beneficial owner provides his name and address, and certifies, under penalties of perjury, that he is not a United States person (which certification may be made on an IRS Form W-8 (or successor form)) or (2) a financial institution holding the Note on behalf of the beneficial owner certifies, under penalties of perjury, that such statement has been received by it and furnishes a paying agent with a copy thereof.

  If a Non-United States Holder cannot satisfy the requirements of the "portfolio interest" exception described in (a) above, payments of interest and premium made to Non-United States Holders will be subject to a 30% withholding tax unless the beneficial owner of the Note provides the Company or its paying agent, as the case may be, with a properly executed (1) IRS Form 1001 (or successor form) claiming an exemption from withholding under the benefit of a tax treaty or (2) IRS Form 4224 (or successor form) stating that interest paid on the Note is not subject to withholding tax because it is effectively connected with the beneficial owner's conduct of a trade or business in the United States.

  If a Non-United States Holder is engaged in a trade or business in the United States and interest or premium on the Note is effectively connected with the conduct of such trade or business, the Non-United States Holder, although exempt from the withholding tax discussed above, will be subject to United States federal income tax on such interest on a net income basis in the same manner as if it were a United States Holder. In addition, if such holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to adjustments. For this purpose, such interest and premium on a Note will be included in such foreign corporation's earnings and profits.

  Any gain or income realized upon the sale, exchange or retirement of a Note generally will not be subject to United States federal income tax unless (i) such gain or income is effectively connected with a trade or business in the United States of the Non-United States Holder, or (ii) in the case of a Non-United States Holder who is an individual, such individual is present in the United States for 183 days or more in the taxable year of such sale, exchange or retirement, and certain other conditions are met.

INFORMATION REPORTING AND BACKUP WITHHOLDING

  In general, information reporting requirements will apply to certain payments of principal and interest paid on Notes and to the proceeds of sale of a Note made to United States Holders other than certain exempt recipients (such as corporations). A 31% backup withholding tax will apply to such payments if the United States Holder fails to provide a taxpayer identification number or certification of foreign or other exempt status or fails to report in full dividend and interest income.

  No information reporting or backup withholding will be required with respect to payments made by the Company or any paying agent to Non-United States Holders if a statement described in (a) (iv) under "Non-United States Holders" has been received and the payor does not have actual knowledge that the beneficial owner is a United States person.

  In addition, backup withholding and information reporting will not apply if payments of principal and interest on a Note are paid or collected by a foreign office of a custodian, nominee or other foreign agent on behalf of the beneficial owner of such Note, or if a foreign office of a foreign broker (as defined in applicable Treasury regulations) pays the proceeds of the sale of a Note to the owner thereof. If, however, such nominee, custodian, agent or broker is, for United States federal income tax purposes, a United States person, a controlled foreign corporation or a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, such payments will not be subject to backup withholding but will be subject to information reporting, unless (1) such custodian, nominee, agent or broker has documentary evidence in its records that the beneficial owner is not a United States person and certain other conditions are met or (2) the beneficial owner otherwise establishes an exemption. Temporary Treasury regulations provide that the Treasury is considering whether backup withholding will apply with respect to such payments of principal, interest or the proceeds of a sale that are not subject to backup withholding under the current regulations.

  Payments of principal and interest on a Note paid to the beneficial owner of a Note by a United States office of a custodian, nominee or agent, or the payment by the United States office of a broker of the proceeds of sale of a Note, will be subject to both backup withholding and information reporting unless the beneficial owner provides the statement referred to in (a) (iv) above and the payor does not have actual knowledge that the beneficial owner is a United States person or otherwise establishes an exemption.

  Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such holder's United States federal income tax liability provided the required information is furnished to the IRS.

  On April 15, 1996, the IRS issued proposed regulations on withholding of federal income tax, backup withholding and certain information reporting requirements. If finalized in their current form, these regulations would apply to payments on the Notes made after December 31, 1997, including payments on Notes issued on or before that date. In general, the proposed regulations would not significantly alter the present rules discussed above, except in certain special situations. Accordingly, owners of Notes should consult their tax advisors as to the potential impact of the proposed regulations on their particular situations.

                                 UNDERWRITING

  Bear, Stearns & Co. Inc. and BT Securities Corporation (the "Underwriters") have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement Basic Provisions dated July, 1996 and the related Terms Agreement dated October 3, 1996 (collectively, the "Underwriting Agreement") among the Company and the Underwriters, to purchase from the Company the principal amount of Notes set forth below opposite their respective names.

                                                                      PRINCIPAL
     UNDERWRITER                                                       AMOUNT
     -----------                                                     -----------
Bear, Stearns & Co. Inc. ........................................... $18,750,000
BT Securities Corporation...........................................   6,250,000
                                                                     -----------
     Total.......................................................... $25,000,000
                                                                     ===========

  Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

  The Underwriters propose to offer the Notes in part directly to purchasers at the initial public offering price set forth on the cover of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of 0.25% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not to exceed 0.125% of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

  The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that they intend to make a market in the Notes, but are not obligated to do so and may discontinue such market making at any time without notice. No assurance can be given, however, as to whether a trading market in the Notes will develop or as to liquidity of any trading market for the Notes.

  The Underwriters have performed investment banking and other financial advisory services in the ordinary course of their respective businesses for the Company in the past, for which they have received customary compensation, and may continue to do so in the future. Bankers Trust Company, an affiliate of BT Securities Corporation, is the agent under and a participant in the Company's revolving credit facility and is also the trustee under an indenture governing other indebtedness of the Company.

  The Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

  The settlement date for the purchase of the Notes will be October 4, 1996, as agreed upon by the Company and the Underwriters pursuant to Rule 15c6-1 of the Exchange Act.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Report of Independent Auditors............................................. F-2
Consolidated Statement of Income........................................... F-3
Consolidated Balance Sheet................................................. F-4
Consolidated Statement of Cash Flows....................................... F-5
Notes to Consolidated Financial Statements................................. F-6
Supplemental Financial Data (unaudited).................................... F-26
Interim Consolidated Financial Statements.................................. F-29

                        REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of Unisys Corporation

  We have audited the accompanying consolidated balance sheets of Unisys Corporation at December 31, 1995 and 1994, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of Unisys Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Unisys Corporation at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

  As discussed in Note 4 to the consolidated financial statements, in 1993 Unisys Corporation changed its method of accounting for postretirement benefits other than pensions and income taxes.

                                          /s/ Ernst & Young LLP

Philadelphia, Pennsylvania
January 26, 1996

                               UNISYS CORPORATION

                        CONSOLIDATED STATEMENT OF INCOME

                                                YEAR ENDED DECEMBER 31
                                          -------------------------------------
                                             1995         1994         1993
                                          -----------  -----------  -----------
                                           (MILLIONS, EXCEPT PER SHARE DATA)
Revenue
  Sales.................................  $   2,646.3  $   2,877.1  $   3,178.6
  Services..............................      2,198.1      1,759.4      1,358.2
  Equipment maintenance.................      1,357.9      1,341.7      1,444.0
                                          -----------  -----------  -----------
                                              6,202.3      5,978.2      5,980.8
                                          -----------  -----------  -----------
Costs and expenses
  Cost of sales.........................      1,611.0      1,568.7      1,563.8
  Cost of services......................      2,030.4      1,374.0      1,018.6
  Cost of equipment maintenance.........        965.7        872.7        820.4
  Selling, general and administrative
   expenses.............................      1,883.8      1,544.8      1,516.3
  Research and development expenses.....        409.5        463.6        489.3
                                          -----------  -----------  -----------
                                              6,900.4      5,823.8      5,408.4
                                          -----------  -----------  -----------
Operating income (loss).................       (698.1)       154.4        572.4
Interest expense........................        202.1        203.7        241.7
Other income, net.......................        119.1         63.9         40.2
                                          -----------  -----------  -----------
Income (loss) from continuing operations
 before income taxes....................       (781.1)        14.6        370.9
Estimated income taxes (benefit)........       (153.8)         2.5         84.6
                                          -----------  -----------  -----------
Income (loss) from continuing operations
 before extraordinary items and changes
 in accounting principles...............       (627.3)        12.1        286.3
Income from discontinued operations.....          2.7         96.1         75.3
Extraordinary items.....................                      (7.7)       (26.4)
Effect of changes in accounting
 principles.............................                                  230.2
                                          -----------  -----------  -----------
Net income (loss).......................       (624.6)       100.5        565.4
Dividends on preferred shares...........        120.3        120.1        121.6
                                          -----------  -----------  -----------
Earnings (loss) on common shares........  $    (744.9) $     (19.6) $     443.8
                                          ===========  ===========  ===========
Earnings (loss) per common share
Primary
  Continuing operations.................  $     (4.37) $      (.63) $      1.00
  Discontinued operations...............          .02          .56          .46
  Extraordinary items...................                      (.04)        (.16)
  Effect of changes in accounting
   principles...........................                                   1.39
                                          -----------  -----------  -----------
    Total...............................  $     (4.35) $      (.11) $      2.69
                                          ===========  ===========  ===========
Fully diluted
  Continuing operations.................  $     (4.37) $      (.63) $      1.17
  Discontinued operations...............          .02          .56          .31
  Extraordinary items...................                      (.04)        (.11)
  Effect of changes in accounting
   principles...........................                                    .94
                                          -----------  -----------  -----------
    Total...............................  $     (4.35) $      (.11) $      2.31
                                          ===========  ===========  ===========

                See notes to consolidated financial statements.

                               UNISYS CORPORATION

                           CONSOLIDATED BALANCE SHEET

                                                                DECEMBER 31
                                                             ------------------
                                                               1995      1994
                                                             --------  --------
                                                                (MILLIONS)
                                    ASSETS
CURRENT ASSETS
Cash and cash equivalents................................... $1,114.3  $  868.4
Marketable securities.......................................      5.4      16.2
Accounts and notes receivable, net..........................    996.3     945.1
Inventories.................................................    673.9     636.3
Deferred income taxes.......................................    329.8     310.5
Other current assets........................................     98.9      98.3
Net assets of discontinued operations.......................              526.5
                                                             --------  --------
    Total...................................................  3,218.6   3,401.3
                                                             --------  --------
Long-term receivables, net..................................     58.7      71.5
                                                             --------  --------
Properties and rental equipment.............................  2,088.4   2,209.9
Less--Accumulated depreciation..............................  1,397.0   1,479.9
                                                             --------  --------
Properties and rental equipment, net........................    691.4     730.0
                                                             --------  --------
Cost in excess of net assets acquired.......................  1,014.6     998.0
                                                             --------  --------
Investments at equity.......................................    298.9     315.8
                                                             --------  --------
Deferred income taxes.......................................    682.6     583.2
                                                             --------  --------
Other assets................................................  1,148.4   1,093.6
                                                             --------  --------
    Total................................................... $7,113.2  $7,193.4
                                                             ========  ========
                     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable............................................... $   12.1  $    8.9
Current maturities of long-term debt........................    343.5      71.2
Accounts payable............................................    940.6     917.6
Other accrued liabilities...................................  1,677.4   1,123.6
Dividends payable...........................................     30.2      26.6
Estimated income taxes......................................    143.5     237.7
                                                             --------  --------
    Total...................................................  3,147.3   2,385.6
                                                             --------  --------
Long-term debt..............................................  1,533.3   1,864.1
                                                             --------  --------
Other liabilities...........................................    572.4     339.2
                                                             --------  --------
Stockholders' equity
Preferred stock.............................................  1,570.3   1,570.3
Common stock, shares issued: 1995--172.3; 1994--171.8.......      1.7       1.7
Retained earnings (accumulated deficit).....................   (702.6)     45.7
Other capital...............................................    990.8     986.8
                                                             --------  --------
Stockholders' equity........................................  1,860.2   2,604.5
                                                             --------  --------
    Total................................................... $7,113.2  $7,193.4
                                                             ========  ========

                See notes to consolidated financial statements.

                               UNISYS CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                  YEAR ENDED DECEMBER 31
                                               -------------------------------
                                                 1995       1994       1993
                                               ---------  ---------  ---------
                                                        (MILLIONS)
CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) from continuing operations.....  $  (627.3) $    12.1  $   490.1
Add (deduct) items to reconcile income (loss)
 from continuing operations to net cash pro-
 vided by operating activities:
Effects of extraordinary items and changes in
 accounting principles.......................                  (7.7)    (203.8)
Depreciation.................................      203.0      226.2      252.0
Amortization:
Marketable software..........................      151.7      150.5      144.6
Cost in excess of net assets acquired........       40.9       36.9       36.7
(Increase) decrease in deferred income taxes,
 net.........................................     (223.1)     (60.6)     223.7
(Increase) decrease in receivables, net......      (66.9)     (16.5)     307.8
(Increase) decrease in inventories...........      (15.4)     (28.0)      74.9
Increase (decrease) in accounts payable and
 other accrued liabilities...................      565.6      186.3     (276.0)
(Decrease) in estimated income taxes.........      (63.9)     (12.2)    (164.9)
Increase (decrease) in other liabilities.....      215.5      (36.8)     (37.5)
(Increase) decrease in other assets..........     (132.7)      57.6       78.6
Other........................................       50.3       21.3       27.2
                                               ---------  ---------  ---------
Net cash provided by operating activities....       97.7      529.1      953.4
                                               ---------  ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from investments....................    3,311.9    1,792.7    1,821.2
Purchases of investments.....................   (3,329.6)  (1,816.4)  (1,829.4)
Proceeds from marketable securities..........       14.4      197.9      146.5
Purchases of marketable securities...........                 (97.2)    (187.2)
Proceeds from sales of properties............       30.3       24.8       26.5
Investment in marketable software............     (123.0)    (121.3)    (118.7)
Capital additions of properties and rental
 equipment...................................     (195.0)    (208.2)    (173.5)
Purchases of businesses......................      (42.3)
                                               ---------  ---------  ---------
Net cash used for investing activities.......     (333.3)    (227.7)    (314.6)
                                               ---------  ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments of debt...................      (68.2)    (140.1)    (394.4)
Net proceeds from (reduction in) short-term
 borrowings..................................        3.1        2.9      (47.2)
Dividends paid on preferred shares...........     (120.2)    (228.0)    (183.7)
Other........................................        2.8        3.7        7.1
                                               ---------  ---------  ---------
Net cash used for financing activities.......     (182.5)    (361.5)    (618.2)
                                               ---------  ---------  ---------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND
 CASH EQUIVALENTS............................        5.7       (9.1)     (37.3)
                                               ---------  ---------  ---------
Net cash used for continuing operations......     (412.4)     (69.2)     (16.7)
                                               ---------  ---------  ---------
DISCONTINUED OPERATIONS
Proceeds from sale...........................      862.0
Other........................................     (203.7)     102.2       43.0
                                               ---------  ---------  ---------
Net cash provided by discontinued opera-
 tions.......................................      658.3      102.2       43.0
                                               ---------  ---------  ---------
INCREASE IN CASH AND CASH EQUIVALENTS........      245.9       33.0       26.3
                                               ---------  ---------  ---------
CASH AND CASH EQUIVALENTS, BEGINNING OF
 YEAR........................................      868.4      835.4      809.1
                                               ---------  ---------  ---------
CASH AND CASH EQUIVALENTS, END OF YEAR.......  $ 1,114.3  $   868.4  $   835.4
                                               =========  =========  =========

                See notes to consolidated financial statements.

                              UNISYS CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of consolidation

  The consolidated financial statements include the accounts of all wholly owned subsidiaries. Investments in companies representing ownership interests of 20% to 50% are accounted for by the equity method.

 Use of estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Cash equivalents

  All short-term investments purchased with a maturity of three months or less are classified as cash equivalents.

 Inventories

  Inventories are valued at the lower of cost or market. Cost is determined principally on the first-in, first-out method.

 Properties, rental equipment and depreciation

  Properties and rental equipment are carried at cost and are depreciated over the estimated lives of such assets using the straight-line method. Leasehold improvements are amortized over the shorter of the asset lives or the terms of the respective leases. The principal rates used are summarized below by classification of properties:

                                                               RATE PER YEAR (%)
                                                               -----------------
   Buildings..................................................       2-5
   Machinery and equipment....................................       5-25
   Tools and test equipment...................................      10-33 1/3
   Rental equipment...........................................          25

 Revenue recognition

  Sales revenue is generally recorded upon shipment of product in the case of sales contracts, upon shipment of the program in the case of software, and upon installation in the case of sales-type leases. Revenue from services and equipment maintenance is recorded as earned over the lives of the respective contracts.

  Revenue under cost-type contracts is recognized when costs are incurred, and under systems integration and services contracts when services have been performed and accepted or milestones have been met. Cost of revenue under such contracts is charged based on current estimated total costs.

  Accounting for large multi-year, fixed-price systems integration contracts involves considerable use of estimates in determining revenue, costs and profits. When estimates indicate a loss under a contract, cost of revenue is charged with a provision for such loss. Revisions in profit estimates are reflected in the period in which the facts which require the revision become known.

                              UNISYS CORPORATION

 Income taxes

  Income taxes are provided on taxable income at the statutory rates applicable to such income. Deferred taxes have not been provided on the cumulative undistributed earnings of foreign subsidiaries since such amounts are expected to be reinvested indefinitely.

 Earnings per common share

  In 1995 and 1994, the computation of both primary and fully diluted earnings per share was based on the weighted average number of outstanding common shares. The inclusion of additional shares assuming the exercise of stock options, conversion of Series A Cumulative Convertible Preferred Stock, or conversion of the 8 1/4% convertible subordinated notes due August 1, 2000 would have been antidilutive. In 1993, the computation of primary earnings per share was based on the weighted average number of outstanding common shares and additional shares assuming the exercise of stock options, and the computation of fully diluted earnings per share assumed the conversion of the 8 1/4% convertible subordinated notes due August 1, 2000. The computation of fully diluted earnings per share for 1993 further assumed conversion of Series A Cumulative Convertible Preferred Stock. The shares used in the computations for the three years ended December 31, 1995 were as follows (in thousands):

                                                          1995    1994    1993
                                                         ------- ------- -------
   Primary.............................................. 171,238 170,752 165,070
   Fully diluted........................................ 171,238 170,752 246,550

 Software capitalization

  The cost of development of computer software to be sold or leased is capitalized and amortized to cost of sales over the estimated revenue-producing lives of the products, but not in excess of three years following product release. Unamortized marketable software costs (which are included in other assets) at December 31, 1995 and 1994 were $238.9 and $265.3 million, respectively.

 Cost in excess of net assets acquired

  Cost in excess of net assets acquired principally represents the excess of cost over fair value of the net assets of Sperry Corporation and Convergent, Inc., which is being amortized on the straight-line method over 40 years and 12 years, respectively. Accumulated amortization at December 31, 1995 and 1994 was $571.6 and $530.7 million, respectively.

  The carrying value of cost in excess of net assets acquired is reviewed for impairment whenever events or changes in circumstances indicate that it may not be recoverable. If such an event occurred, the Company would prepare projections of future results of operations for the remaining amortization period. If such projections indicated that the cost in excess of net assets acquired would not be recoverable, the Company's carrying value of such asset would be reduced by the estimated excess of such value over projected income.

 Translation of foreign currency

  The local currency is the functional currency for most of the Company's international subsidiaries and, as such, assets and liabilities are translated into U.S. dollars at year-end exchange rates. Income and expense items are translated at average exchange rates during the year. Translation adjustments resulting from changes in exchange rates are reported in a separate component of stockholders' equity. Exchange gains and losses on certain forward exchange contracts designated as hedges of international net investments and exchange gains and

                              UNISYS CORPORATION
losses on intercompany balances of a long-term investment nature are also reported in the separate component of stockholders' equity.

  For those international subsidiaries operating in hyperinflationary economies, the U.S. dollar is the functional currency and, as such, non-monetary assets and liabilities are translated at historical exchange rates and monetary assets and liabilities are translated at current exchange rates. Exchange gains and losses arising from translation are included in other income.

  The Company also enters into forward exchange contracts and options that have been designated as hedges of certain transactional exposures. Gains and losses on these instruments are deferred and are recognized in income together with the transaction being hedged.

NOTE 2 SIGNIFICANT 1995 AND 1994 FOURTH QUARTER EVENTS

 1995 restructuring charge

  In the fourth quarter of 1995, the Company recorded a pretax charge of $717.6 million, $581.9 million after tax, or $3.39 per fully diluted common share. The charge included (a) $436.6 million for work force reductions of approximately 7,900 people including severance, notice pay, medical and other benefits, (b) $218.6 million for consolidation of office facilities and manufacturing capacity, and (c) $62.4 million associated with product and program discontinuances.

  Cash expenditures related to the restructuring in 1996 and 1997 will approximate $400.0 million and $150.0 million, respectively. Personnel reductions in the U.S. will account for approximately 61% of the work force related accrual and such actions in Europe will represent 32% with the balance of 7% in Americas/Pacific business units. Actual costs incurred are charged to the accrued liability when the actions are taken.

 1995 fourth quarter events

  In the fourth quarter of 1995, the Company recorded a charge (in cost of services) for contract losses of $129.0 million ($88.6 million after tax), or $.51 per primary and fully diluted share, primarily related to a few large multi-year, fixed-price systems integration contracts. Included in the charge is $65.5 million, due to developments with respect to contract terminations.

 1994 restructuring charge

  In the fourth quarter of 1994, the Company recorded a pretax charge of $186.2 million, $133.1 million after tax, or $.78 per fully diluted common share. The charge was related to involuntary employee termination benefits including severance, notice pay, medical and other benefits for approximately 4,600 people and was taken to reduce the Company's cost structure.

  Cash expenditures in 1994 and 1995 relating to this restructuring charge were $6.3 million for 825 terminations and $133.0 million for 3,565 terminations, respectively. Approximately $36.0 million is expected to be expended in 1996 for salary continuation payments and to terminate approximately 160 people.

                              UNISYS CORPORATION

 Summary

  The 1995 charges for restructuring and loss contracts and the 1994 restructuring charge were recorded in the following statement of income classifications:

                                                        YEAR ENDED DECEMBER 31
                                                        -----------------------
                                                           1995        1994
                                                        ----------- -----------
                                                              (MILLIONS)
   Cost of sales....................................... $     111.5 $      30.3
   Cost of services....................................       294.4        17.5
   Cost of equipment maintenance.......................        92.8        61.8
   Selling, general and administrative expenses........       305.2        47.7
   Research and development expenses...................        42.7        27.9
   Other income, net...................................                     1.0
                                                        ----------- -----------
     Total............................................. $     846.6 $     186.2
                                                        =========== ===========

NOTE 3 DISCONTINUED OPERATIONS

  During the year ended December 31, 1995, the Company sold its defense business for cash of $862 million. The net results of the defense operations for all periods presented are reported separately in the Consolidated Statement of Income as "income from discontinued operations." Prior period financial statements have been restated to report the defense business as a discontinued operation.

  The following is a summary of the results of operations of the Company's defense business:

                                                       YEAR ENDED DECEMBER 31
                                                      -------------------------
                                                       1995     1994     1993
                                                      ------  -------- --------
                                                             (MILLIONS)
   Revenue..........................................  $258.1* $1,421.5 $1,761.7
                                                      ======  ======== ========
   Income from operations (net of taxes: 1995, $6.5;
    1994, $42.5; 1993, $57.2).......................  $ 12.5* $   96.1 $   75.3
   Loss on sale, net of taxes of $98.2..............    (9.8)
                                                      ------  -------- --------
   Income from discontinued operations..............  $  2.7  $   96.1 $   75.3
                                                      ======  ======== ========

--------
* Reflects results for the period January 1 through March 31, 1995.

  The net assets of discontinued operations were as follows:

                                                               DECEMBER 31, 1994
                                                               -----------------
                                                                  (MILLIONS)
   Current assets.............................................      $ 266.7
   Current liabilities........................................       (123.8)
   Property, plant and equipment, net.........................        203.7
   Cost in excess of net assets acquired......................        144.5
   Other, net.................................................         35.4
                                                                    -------
     Total....................................................      $ 526.5
                                                                    =======

                              UNISYS CORPORATION

NOTE 4 ACCOUNTING CHANGES AND EXTRAORDINARY ITEMS

  In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 123, "Accounting for Stock-Based Compensation." SFAS 123, which is required to be adopted by January 1, 1996, establishes financial accounting and reporting standards for stock-based employee compensation plans, and establishes accounting standards for issuance of equity instruments to acquire goods and services from non-employees.

  In March 1995, the FASB issued SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 121, which is required to be adopted by January 1, 1996, establishes accounting standards for the impairment of long-lived assets, certain intangible assets and cost in excess of net assets related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of.

  The Company does not expect that adoption of SFAS 121 and 123 will have a material effect on its consolidated financial position, consolidated statement of income, or liquidity.

  In 1994, the Company recorded an extraordinary charge for the repurchases of debt of $7.7 million, net of $5.1 million of income tax benefits, or $.04 per fully diluted common share.

  Effective January 1, 1993, the Company adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and SFAS 109, "Accounting for Income Taxes." The adoption of SFAS 106 decreased net income $194.8 million, net of $124.5 million of income tax benefits, or $.79 per fully diluted common share, and the adoption of SFAS 109 increased net income by $425.0 million, or $1.73 per fully diluted common share. For further discussion of SFAS 106 and 109, see notes 15 and 7, respectively.

  In 1993, the Company settled certain lawsuits in connection with its sale of the Sperry Aerospace Group in December 1986 to Honeywell, Inc. The Aerospace Group was part of Sperry Corporation, which was acquired by the Company in September 1986 in the largest acquisition at the time in the computer industry. The lawsuits alleged violations of securities laws and fraudulent and negligent misrepresentations of interim financial statements of the Sperry Aerospace Group as of and for the six months ended September 30, 1986 prepared in connection with the sale. The sale of the Aerospace Group as a non-strategic business was part of the financing strategy for the acquisition of Sperry Corporation and was carried out very shortly after the completion of this acquisition. The Aerospace Group operations were never reported in the financial results of the Company. The settlement of litigation arising out of the sale, therefore, was unrelated to the ordinary activities of the Company. Accordingly, the Company reported this litigation settlement as an extraordinary charge of $26.4 million, net of $16.8 million of income tax benefits, or $.11 per fully diluted common share.

NOTE 5 CURRENT AND LONG-TERM RECEIVABLES, NET

  Current and long-term receivables, net comprise the following:

                                                                  DECEMBER 31
                                                                ---------------
                                                                 1995    1994
                                                                ------- -------
                                                                  (MILLIONS)
   Accounts receivable, net.................................... $ 975.1 $ 907.1
   Sales-type leases, net......................................    50.7    83.9
   Installment accounts, net...................................    29.2    25.6
                                                                ------- -------
     Total, net................................................ 1,055.0 1,016.6
   Less--Current receivables, net..............................   996.3   945.1
                                                                ------- -------
   Long-term receivables, net.................................. $  58.7 $  71.5
                                                                ======= =======

                              UNISYS CORPORATION

  At December 31, 1995 and 1994, the Company had sold accounts receivable of $393.0 and $359.0 million, respectively. Recourse amounts associated with these sales are expected to be minimal. Adequate reserves are in place to cover potential losses. On an ongoing basis, the Company sells accounts receivable to Unisys Receivables, Inc., a wholly owned subsidiary, which then sells such receivables to a master trust. Amounts sold under this arrangement, which are included in the above accounts receivable sold, were $152.5 and $125.0 million at December 31, 1995 and 1994, respectively.

NOTE 6 INVENTORIES

  Inventories comprise the following:

                                                                   DECEMBER 31
                                                                  -------------
                                                                   1995   1994
                                                                  ------ ------
                                                                   (MILLIONS)
   Finished equipment and supplies............................... $358.6 $355.0
   Work in process and raw materials.............................  315.3  281.3
                                                                  ------ ------
     Total inventories........................................... $673.9 $636.3
                                                                  ====== ======

  At December 31, 1995 and 1994, inventories included $120.0 and $94.2 million, respectively, of costs related to long-term contracts.

NOTE 7 ESTIMATED INCOME TAXES

                                                     YEAR ENDED DECEMBER 31
                                                     ------------------------
                                                      1995     1994    1993
                                                     -------  ------  -------
                                                           (MILLIONS)
   Income (loss) from continuing operations before
    income taxes
     United States.................................. $(482.7) $(75.2) $ 265.8
     Foreign........................................  (298.4)   89.8    105.1
                                                     -------  ------  -------
   Total income (loss) from continuing operations
    before income taxes............................. $(781.1) $ 14.6  $ 370.9
                                                     =======  ======  =======
   Estimated income taxes (benefit)
     Current
       United States................................ $ (83.6) $ (6.0) $ (40.4)
       Foreign......................................    60.5    87.7    (55.2)
       State and local..............................    (5.7)  (18.6)   (17.8)
                                                     -------  ------  -------
       Total........................................   (28.8)   63.1   (113.4)
                                                     -------  ------  -------
     Deferred
       United States................................  (140.4)  (32.8)   127.8
       Foreign......................................    15.4   (27.8)    57.2
       State and local..............................                     13.0
                                                     -------  ------  -------
       Total........................................  (125.0)  (60.6)   198.0
                                                     -------  ------  -------
   Total estimated income taxes (benefit)........... $(153.8) $  2.5  $  84.6
                                                     =======  ======  =======

                              UNISYS CORPORATION

  Reconciliation of estimated income taxes at United States statutory tax rate to estimated income taxes as reported follows:

                                                     YEAR ENDED DECEMBER 31
                                                    --------------------------
                                                      1995     1994     1993
                                                    --------  -------  -------
                                                           (MILLIONS)
   United States statutory income tax (benefit)...  $ (273.4) $   5.1  $ 129.8
   Difference in estimated income taxes on foreign
    earnings, losses and remittances..............     192.8     30.3    (17.2)
   State taxes....................................      (3.6)   (12.1)    (3.1)
   Tax refund claims, audit issues, and other mat-
    ters..........................................     (85.4)   (32.8)   (10.3)
   Amortization of cost in excess of net assets
    acquired......................................      12.6     12.6     12.6
   Change in tax rates............................                       (19.4)
   Other..........................................       3.2      (.6)    (7.8)
                                                    --------  -------  -------
   Estimated income taxes (benefit)...............  $ (153.8) $   2.5  $  84.6
                                                    ========  =======  =======

  The Company adopted SFAS 109 effective January 1, 1993. Under the provisions of SFAS 109, deferred tax assets and liabilities are recognized using enacted tax rates and reflect the effect of "temporary differences" between the recorded amounts of assets and liabilities for financial reporting purposes and the tax basis of such assets and liabilities.

  The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities at December 31, 1995 and 1994 were as follows:

                                                                DECEMBER 31
                                                             ------------------
                                                               1995      1994
                                                             --------  --------
                                                                (MILLIONS)
   Deferred tax assets:
     Tax loss carryforwards................................. $  532.8  $  470.7
     Foreign tax credit carryforwards.......................    316.8     287.4
     Other tax credit carryforwards.........................     77.8      81.2
     Capitalized research and development...................    114.2     134.6
     Depreciation...........................................     60.7     113.7
     Postretirement benefits................................     85.3     101.6
     Employee benefits......................................     81.6      81.4
     Restructuring..........................................    286.1      82.3
     Other..................................................    331.0     255.2
                                                             --------  --------
                                                              1,886.3   1,608.1
   Valuation allowance......................................   (498.5)   (326.8)
                                                             --------  --------
       Total deferred tax assets............................ $1,387.8  $1,281.3
                                                             ========  ========
   Deferred tax liabilities:
     Pensions............................................... $  317.5  $  284.1
     Other..................................................    112.1     163.9
                                                             --------  --------
       Total deferred tax liabilities....................... $  429.6  $  448.0
                                                             ========  ========

                              UNISYS CORPORATION

  SFAS 109 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. During 1995, the net increase in the valuation allowance was $171.7 million.

  Cumulative undistributed earnings of foreign subsidiaries, for which no U.S. income or foreign withholding taxes have been recorded, approximated $660 million at December 31, 1995. Such earnings are expected to be reinvested indefinitely. Determination of the amount of unrecognized deferred tax liability with respect to such earnings is not practicable. The additional taxes payable on the earnings of foreign subsidiaries, if remitted, would be substantially offset by U.S. tax credits for foreign taxes already paid. While there are no specific plans to distribute the undistributed earnings in the immediate future, where economically appropriate to do so, such earnings may be remitted.

  Cash paid during 1995, 1994, and 1993 for income taxes was $132.2, $87.6, and $118.1 million, respectively.

  At December 31, 1995, the Company has U.S. federal and state and local tax loss carryforwards and foreign tax loss carryforwards for certain foreign subsidiaries, the tax effect of which is approximately $532.8 million. These carryforwards will expire as follows (in millions): 1996, $10.6; 1997, $12.2; 1998, $9.3; 1999, $16.5; 2000, $16.0; and $468.2 thereafter. The Company also has available tax credit carryforwards of approximately $394.6 million, which will expire as follows (in millions): 1996, $2.6; 1997, $2.1; 1998, $114.6;
1999, $132.0; 2000, $96.1; and $47.2 thereafter.

  The Company's net deferred tax assets include substantial amounts of net operating loss and tax credit carryforwards. Failure to achieve forecasted taxable income might affect the ultimate realization of the net deferred tax assets. In recent years, the information management business has undergone dramatic changes and there can be no assurance that in the future there would not be increased competition or other factors which may result in a decline in sales or margins, loss of market share, or technological obsolescence.

  In 1995, the Internal Revenue Service completed its audit of Sperry Corporation for the years ended March 31, 1985 and 1986 and for the short period ended September 16, 1986. The Company is currently contesting issues in connection with Sperry Corporation for the years ended March 31, 1978 through September 16, 1986. The audit of Convergent, Inc. is currently in the process of being finalized for the years 1985-1988. In management's opinion, adequate provisions for income taxes have been made for all years.

NOTE 8 PROPERTIES AND RENTAL EQUIPMENT

  Properties and rental equipment comprise the following:

                                                                 DECEMBER 31
                                                              -----------------
                                                                1995     1994
                                                              -------- --------
                                                                 (MILLIONS)
   Land...................................................... $   26.8 $   27.2
   Buildings.................................................    239.8    248.7
   Machinery and equipment...................................  1,312.6  1,313.2
   Tools and test equipment..................................    159.8    204.3
   Unamortized leasehold improvements........................     52.7     48.8
   Construction in progress..................................     29.9     28.6
   Rental equipment..........................................    266.8    339.1
                                                              -------- --------
     Total properties and rental equipment................... $2,088.4 $2,209.9
                                                              ======== ========

                              UNISYS CORPORATION

NOTE 9 LONG-TERM DEBT

  Long-term debt comprises:

                                                                 DECEMBER 31
                                                              -----------------
                                                                1995     1994
                                                              -------- --------
                                                                 (MILLIONS)
   10 5/8% senior notes due 1999............................. $  330.1 $  330.1
   8 1/4% convertible subordinated notes due 2000............    345.0    345.0
   9 3/4% senior notes due 1996..............................    238.1    238.1
   Credit sensitive notes due 1997...........................    291.8    291.8
   9 3/4% senior sinking fund debentures due 2016............    190.0    190.0
   9 1/2% notes due 1998.....................................    197.5    197.5
   8 7/8% notes due 1997.....................................    135.0    135.0
   Japanese yen, 5.52% due 1996..............................    100.3    100.3
   11 3/8% subordinated notes................................              50.0
   6 3/4% bonds..............................................              17.1
   Other.....................................................     49.0     40.4
                                                              -------- --------
     Total...................................................  1,876.8  1,935.3
   Less--Current maturities..................................    343.5     71.2
                                                              -------- --------
     Total long-term debt.................................... $1,533.3 $1,864.1
                                                              ======== ========

  Total long-term debt maturities in 1996, 1997, 1998, 1999, and 2000 are $343.5, $431.8, $211.0, $343.7, and $360.7 million, respectively.

  Cash paid during 1995, 1994 and 1993 for interest was $201.3, $208.9, and $256.7, million, respectively.

  The Company has a $325 million revolving credit agreement with a syndicate of banks that expires on May 31, 1996. This agreement provides for short-term borrowings and up to $100 million of letters of credit. The terms of the agreement include a minimum net worth requirement, an interest coverage ratio, and a limitation on the payment of dividends, payment of debt and amount of outstanding debt. In September and December of 1995, the bank syndicate waived compliance with those covenants that were impacted by results of operations in the respective quarters. Borrowings under the facility are now subject to approval by the bank group. The Company has never utilized the facility and does not expect to do so.

  The Company pays commitment fees on the unused amount of the revolving credit agreement; there are no compensating balance requirements. Revolving credit borrowings, at the Company's option, are at the agent bank's base rate or the London Interbank Offered Rate, plus a margin depending on the Company's debt rating on its outstanding senior unsecured long-term debt securities. Commissions for letters of credit also vary depending on such debt rating. In addition, international subsidiaries maintain short-term credit arrangements with banks in accordance with local customary practice.

                              UNISYS CORPORATION

NOTE 10 OTHER ACCRUED LIABILITIES

  Other accrued liabilities comprise the following:

                                                                 DECEMBER 31
                                                              -----------------
                                                                1995     1994
                                                              -------- --------
                                                                 (MILLIONS)
   Payrolls and commissions.................................. $  328.4 $  287.5
   Customers' deposit and prepayments........................    507.3    430.2
   Taxes other than income taxes.............................    172.4    157.5
   Restructuring*............................................    503.7    209.3
   Other.....................................................    165.6     39.1
                                                              -------- --------
     Total other accrued liabilities......................... $1,677.4 $1,123.6
                                                              ======== ========

--------
* At December 31, 1995, an additional $230.6 million was reported in other liabilities on the consolidated balance sheet.

NOTE 11 LEASES

  Rental expense, less income from subleases, for 1995, 1994, and 1993 was $195.8, $195.1, and $211.8 million, respectively.

  Minimum net rental commitments under noncancelable operating leases outstanding at December 31, 1995, substantially all of which relate to real properties, were as follows: 1996, $170.2 million; 1997, $140.6 million; 1998, $116.1 million; 1999, $89.9 million; 2000, $71.8 million; and thereafter, $457.2 million. Such rental commitments have been reduced by minimum sublease rentals of $114.5 million due in the future under noncancelable subleases.

NOTE 12 LITIGATION

  There are various lawsuits, claims, and proceedings that have been brought or asserted against the Company. Although the ultimate results of these lawsuits, claims, and proceedings are not presently determinable, management does not expect that these matters will have a material adverse effect on the Company's consolidated financial position, consolidated statement of income, or liquidity.

NOTE 13 FINANCIAL INSTRUMENTS

  The Company uses derivative financial instruments to reduce its exposure to market risks from changes in foreign exchange rates and interest rates. The Company does not hold or issue financial instruments for speculative trading purposes. The derivative instruments used are foreign exchange forward contracts and options, and interest rate and foreign currency swap agreements. These derivatives, which are over-the-counter instruments, are non-leveraged and involve little complexity.

  The Company monitors and controls its risks in the derivative transactions referred to above by periodically assessing the cost of replacing, at market rates, those contracts in the event of default by the counterparty. The Company believes such risk to be remote. In addition, before entering into derivative contracts, and periodically during the life of the contract, the Company reviews the counterparties' financial condition.

  Due to its foreign operations, the Company is exposed to the effects of foreign exchange rate fluctuations on the U.S. dollar. Foreign exchange forward contracts and options generally having maturities of less than nine

                              UNISYS CORPORATION
months are entered into for the sole purpose of hedging long-term investments in foreign subsidiaries and certain transactional exposures.

  The cost of foreign currency options is recorded in prepaid expenses in the consolidated balance sheet. At December 31, 1995, such prepaid expense was $6.1 million. When the U.S. dollar strengthens against foreign currencies, the decline in value of the underlying exposures is partially offset by gains in the value of purchased currency options designated as hedges. When the U.S. dollar weakens, the increase in the value of the underlying exposures is reduced only by the premium paid to purchase the options. The cost of options and any gains thereon are reported in income when the related transactions being hedged (generally within twelve months) are recognized.

  The Company also enters into foreign exchange forward contracts. Gains and losses on such contracts, which hedge transactional exposures, are deferred and included in current liabilities until the corresponding transaction is recognized. At December 31, 1995, the Company had a total of $370.9 million (of notional value) of foreign exchange forward contracts, $176.1 million to sell foreign currencies and $194.8 million to buy foreign currencies. At December 31, 1994, the Company had a total of $1,483.7 million of such contracts, $811.2 million to sell foreign currencies and $672.5 million to buy foreign currencies. At December 31, 1995, a realized net gain of approximately $24.7 million was deferred and included in current liabilities on such contracts. Gains or losses on foreign exchange forward contracts that hedge foreign currency transactions are reported in income when the related transactions being hedged (generally within twelve months) are recognized. Gains or losses on those contracts that hedge long-term investments in foreign subsidiaries are reported in a separate component of stockholders' equity for translation adjustments.

  The Company uses interest rate swap agreements to effectively convert variable rate obligations to a fixed-rate basis, and uses foreign currency swaps to effectively convert foreign currency denominated debt to U.S. dollar denominated debt in order to reduce the impact of interest rate and foreign currency rate changes on future income. The differential to be paid or received under these agreements is recognized as an adjustment to interest expense related to the debt. The related amount payable to or receivable from counterparties is included in current liabilities or current receivables. At December 31, 1995, the weighted average fixed rate paid by the Company was 8.9%. The fair values of the swap agreements are not recognized in the financial statements. At December 31, 1995, the Company had one interest rate swap contract with a total notional value of $50.2 million which expires in 1996, and one foreign currency swap for $50.1 million expiring in 1996. During the three years ended December 31, 1995, there were no terminations of swap contracts. Accordingly, there were no deferred gains or losses related to such swaps as of December 31, 1995.

                              UNISYS CORPORATION

  Financial instruments comprise the following:

                                                               DECEMBER 31
                                                           --------------------
                                                             1995       1994
                                                           ---------  ---------
                                                               (MILLIONS)
   Outstanding:
     Long-term debt....................................... $ 1,876.8  $ 1,935.3
     Foreign exchange forward contracts*..................     370.9    1,483.7
     Foreign exchange options*............................     256.8      373.9
     Interest rate swaps*.................................      50.2       63.8
     Foreign currency swaps*..............................      50.1       50.1
                                                           ---------  ---------
   Estimated fair value:
     Long-term debt.......................................   1,715.8    1,935.6
     Foreign exchange forward contracts...................     369.3    1,484.1
     Foreign exchange options.............................       3.8        4.8
     Interest rate swaps..................................      (1.0)       (.9)
     Foreign currency swaps...............................      18.6       22.1
                                                           ---------  ---------

--------
* notional value

  Financial instruments also include temporary cash investments and customer accounts receivable. Temporary investments are placed with creditworthy financial institutions, primarily in over-securitized treasury repurchase agreements, Euro-time deposits or commercial paper of major corporations. The Company's cash equivalents are classified as available-for-sale and at December 31, 1995 principally have maturities of less than one month. Due to the short maturities of these instruments, they are carried on the balance sheet at cost plus accrued interest, which approximates market value. Realized gains or losses during 1995, as well as unrealized gains or losses at December 31, 1995, were immaterial. Receivables are due from a large number of customers which are dispersed worldwide across many industries. At December 31, 1995 and 1994, the company had no significant concentrations of credit risk.

  For foreign currency contracts and options, no impact on financial position or results of operations would result from a change in the level of the underlying rate, price or index. All of the Company's foreign currency contracts and options are hedges against specific exposures and have been accounted for as such. Therefore, a change in the derivative's value would be offset with an equal but opposite change in the hedged item.

  The carrying amount of cash, cash equivalents, and marketable securities approximates fair value because of the short maturity of these instruments. The fair value of the Company's long-term debt was based on the quoted market prices for publicly traded issues. For debt that is not publicly traded, the fair value was estimated based on current yields to maturity for the Company's publicly traded debt with similar maturities. In estimating the fair value of its derivative positions, the Company utilizes quoted market prices, if available, or quotes obtained from outside sources.

NOTE 14 BUSINESS SEGMENT INFORMATION

  The Company operates primarily in one business segment--information management. This segment represents more than 90% of consolidated revenue, operating profit and identifiable assets. The Company's principal products and services include enterprise systems and servers, departmental servers and desktop systems, software, information services and systems integration, and equipment maintenance. These products and services are marketed throughout the world to commercial businesses and governments. The Company's worldwide operations are structured to achieve consolidated objectives. As a result, significant interdependencies and overlaps exist among the Company's operating units. Accordingly, the revenue, operating profit and identifiable

                              UNISYS CORPORATION
assets shown for each geographic area may not be indicative of the amounts which would have been reported if the operating units were independent of one another.

  Sales and transfers between geographic areas are generally priced to recover cost plus an appropriate mark-up for profit. Operating profit is revenue less related costs and direct and allocated operating expenses, excluding interest and the unallocated portion of corporate expenses. Corporate assets are those assets maintained for general purposes, principally cash and cash equivalents, marketable securities, costs in excess of net assets acquired, prepaid pension assets, deferred taxes, investments at equity, net assets of discontinued operations and corporate facilities.

  No single customer accounts for more than 10% of revenue. Revenue from various agencies of the U.S. Government approximated $530, $476, and $797 million in 1995, 1994, and 1993, respectively.

  A summary of the Company's operations by geographic area is presented below:

                                                  1995      1994      1993
                                                --------  --------  ---------
                                                        (MILLIONS)
   United States
     Customer revenue.......................... $2,405.5  $2,389.1  $ 2,513.7
     Affiliate revenue.........................    721.6     695.6      944.1
                                                --------  --------  ---------
       Total................................... $3,127.1  $3,084.7  $ 3,457.8
                                                --------  --------  ---------
     Operating profit (loss)................... $ (306.9) $   33.3  $   352.2
     Identifiable assets.......................  1,368.5   1,247.8    1,378.6
                                                --------  --------  ---------
   Europe and Africa
     Customer revenue.......................... $2,090.3  $1,935.4  $ 1,921.2
     Affiliate revenue.........................     28.8      47.2      107.5
                                                --------  --------  ---------
       Total................................... $2,119.1  $1,982.6  $ 2,028.7
                                                --------  --------  ---------
     Operating (loss).......................... $ (505.0) $  (82.5) $  (165.0)
     Identifiable assets.......................    827.8     758.2      702.4
                                                --------  --------  ---------
   Americas/Pacific
     Customer revenue.......................... $1,706.5  $1,653.7  $ 1,545.9
     Affiliate revenue.........................    138.7     177.7      167.9
                                                --------  --------  ---------
       Total................................... $1,845.2  $1,831.4  $ 1,713.8
                                                --------  --------  ---------
     Operating profit.......................... $  408.0  $  392.6  $   465.9
     Identifiable assets.......................    496.1     628.1      578.9
                                                --------  --------  ---------
   Adjustments and eliminations
     Affiliate revenue......................... $ (889.1) $ (920.5) $(1,219.5)
     Operating profit..........................     21.5      18.4       17.1
     Identifiable assets.......................    (23.9)    (50.7)     (66.6)
                                                --------  --------  ---------
   Consolidated
     Revenue................................... $6,202.3  $5,978.2  $ 5,980.8
                                                --------  --------  ---------
     Operating profit (loss)................... $ (382.4) $  361.8  $   670.2
     General corporate expenses................   (196.6)   (143.5)     (57.6)
     Interest expense..........................   (202.1)   (203.7)    (241.7)
                                                --------  --------  ---------
     Income (loss) from continuing operations
      before income taxes...................... $ (781.1) $   14.6  $   370.9
                                                ========  ========  =========
     Identifiable assets....................... $2,668.5  $2,583.4  $ 2,593.3
     Corporate assets..........................  4,444.7   4,610.0    4,756.1
                                                --------  --------  ---------
       Total assets............................ $7,113.2  $7,193.4  $ 7,349.4
                                                ========  ========  =========

                              UNISYS CORPORATION

NOTE 15 EMPLOYEE PLANS

 Retirement benefits

  Defined benefit retirement income plans cover the majority of domestic employees and certain employees in countries outside the United States. In the United States, the Company has retirement plans under which funds are deposited with a trustee. Major subsidiaries outside the United States provide for employee pensions in accordance with local requirements and customary practices, and several maintain funded defined benefit plans.

  For plans covered by the Employee Retirement Income Security Act ("ERISA"), the Company's funding policy is to fund in accordance with ERISA funding standards. The various benefit formulas and the funding methods used in the international plans are in accordance with local requirements. Plan assets generally are invested in common stocks, fixed-income securities, insurance contracts, and real estate. At December 31, 1995, the assets of the Company's U.S. pension plans included approximately 1.8 million shares of the Company's common stock valued at approximately $9.7 million.

  Net curtailment gains of $14.9, $8.3, and $7.4 million have been recognized in 1995, 1994, and 1993, respectively.

 Stock plans

  Under plans approved by the stockholders, stock options, stock appreciation rights, restricted stock and performance units may be granted to officers and other key employees.

  Options have been granted to purchase the Company's common stock at 100% of the fair market value at the date of grant. Options have a maximum duration of ten years and become exercisable in annual installments over a two, three or four year period following date of grant.

 Other postretirement benefits

  The Company provides certain health care benefits for U.S. employees who retired or terminated after qualifying for such benefits. Most international employees are covered by government-sponsored programs and the cost to the Company is not significant. The Company expects to fund its share of such benefit costs principally on a pay-as-you-go-basis.

  The Company adopted SFAS 106 effective January 1, 1993. SFAS 106 required the Company to change from the cash basis of accounting for such benefits by requiring the accrual, during the years that the employee renders services, of the estimated cost of providing such benefits.

  In 1992, the Company announced changes to its post-retirement benefit plans, effective January 1, 1993, whereby the Company's current subsidy would be phased out, ending as of January 1, 1996. Several lawsuits have been brought by plan participants challenging the announced changes to the plans, and the Company is defending them vigorously. In 1994, several of these lawsuits were resolved which resulted in the Company recognizing income of $13.8 million ($8.0 million amortization of prior service benefit and $5.8 million settlement).

                              UNISYS CORPORATION

  Net periodic postretirement benefit cost for 1995, 1994 and 1993 includes the following components:

                                                      YEAR ENDED DECEMBER 31
                                                      ------------------------
                                                       1995    1994     1993
                                                      ------- -------  -------
                                                            (MILLIONS)
   Service cost--benefits earned during the period..  $   .1  $   1.0  $   1.2
   Interest cost on accumulated postretirement bene-
    fit obligation..................................    17.6     22.1     26.1
   Amortization of prior service benefit............    (8.5)    (8.0)
   Net amortization and deferral....................     3.6     (2.5)      .5
   Return on plan assets............................    (4.2)      .5     (3.3)
                                                      ------  -------  -------
   Net periodic postretirement benefit cost.........  $  8.6  $  13.1  $  24.5
                                                      ======  =======  =======

  The status of the plan and amounts recognized in the Company's consolidated balance sheet at December 31, 1995 and 1994 were as follows:

                                                     YEAR ENDED DECEMBER 31
                                                     ------------------------
                                                        1995         1994
                                                     -----------  -----------
                                                           (MILLIONS)
   Actuarial present value of accumulated
    postretirement benefit obligation:
     Retirees....................................... $     223.4  $     240.2
     Fully eligible active plan participants........                     14.9
     Other active plan participants.................                     12.3
                                                     -----------  -----------
                                                           223.4        267.4
   Less plan assets at fair value...................       (27.3)       (26.5)
                                                     -----------  -----------
   Accrued postretirement benefit liability in
    excess of plan assets...........................       196.1        240.9
   Unrecognized net loss............................        (8.3)       (27.9)
   Unrecognized prior service benefit...............        30.9         39.2
                                                     -----------  -----------
   Accrued postretirement benefit obligation
    recognized in the consolidated balance sheet.... $     218.7  $     252.2
                                                     ===========  ===========

  As of December 31, 1995, the entire liability was classified as long-term.

  The assumed rate of return on plan assets, which are principally invested in fixed-income securities, was 8% in 1995 and 1994, respectively, and the weighted average discount rate used to measure the accumulated postretirement benefit obligation was 7.5% at December 31, 1995 and 8.75% at December 31, 1994. The assumed health care cost trend rate used in measuring the expected cost of benefits covered by the plan was 9.5% for 1996, gradually declining to 6% in 2006 and thereafter. A one-percentage point increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation at December 31, 1995 by $11.3 million and increase the aggregate of the service and interest cost components of net periodic postretirement health care benefit cost by $1.0 million.

                               UNISYS CORPORATION

 Retirement benefits

  The plans' funded status and amounts recognized in the Company's consolidated balance sheet at December 31, 1995 and 1994 were as follows:

                             ASSETS EXCEED ACCUMULATED BENEFITS      ACCUMULATED BENEFITS EXCEED ASSETS
                             --------------------------------------- --------------------------------------
                                 U.S. PLANS          INT'L PLANS        U.S. PLANS          INT'L PLANS
                             --------------------  ----------------- ------------------  ------------------
                               1995       1994      1995     1994      1995      1994      1995      1994
                             ---------  ---------  -------- -------- --------  --------  --------  --------
                                                           (MILLIONS)
   Actuarial present value
    of benefit obligations:
    Vested benefit
     obligation............  $ 3,165.4  $ 2,702.4  $ 631.3  $ 519.7  $   49.8  $   40.5  $   31.8  $   44.9
                             ---------  ---------  -------  -------  --------  --------  --------  --------
    Acumulated benefit
     obligation............   $3,226.7  $ 2,773.2  $ 642.9  $ 536.0  $   51.0  $   42.1  $   50.2  $   67.6
                             ---------  ---------  -------  -------  --------  --------  --------  --------
    Projected benefit
     obligation............  $ 3,254.2  $ 2,798.3  $ 674.7  $ 603.8  $   53.4  $   45.1  $   58.4  $   75.7
   Plan assets at fair
    value..................    3,390.8    2,961.1    784.1    652.8                          27.0      42.5
                             ---------  ---------  -------  -------  --------  --------  --------  --------
   Projected benefit
    obligation less than
    (in excess of) plan
    assets.................      136.6      162.8    109.4     49.0     (53.4)    (45.1)    (31.4)    (33.2)
   Unrecognized net loss
    (gain).................      580.0      507.6     (3.9)    37.9      12.4       4.2        .7       7.7
   Unrecognized prior
    service (benefit)
    cost...................      (65.8)     (86.7)     4.2      4.7       2.2       2.2       1.2       2.0
   Unrecognized net (asset)
    obligation at date of
    adoption...............        (.4)       (.4)    (4.3)    (1.8)      4.0       4.8       4.7       3.5
                             ---------  ---------  -------  -------  --------  --------  --------  --------
   Prepaid pension cost
    (pension liability)
    recognized in the
    consolidated balance
    sheet..................  $   650.4  $   583.3  $ 105.4  $  89.8  $  (34.8) $  (33.9) $  (24.8) $  (20.0)
                             =========  =========  =======  =======  ========  ========  ========  ========

  Net periodic pension cost for 1995, 1994, and 1993 includes the following components:

                                  U.S. PLANS            INTERNATIONAL PLANS
                            -------------------------  -----------------------
                             1995     1994     1993     1995    1994    1993
                            -------  -------  -------  ------  ------  -------
                                             (MILLIONS)
   Service cost--benefits
    earned during the
    period................. $  33.8  $  44.1  $  43.2  $ 22.9  $ 22.2  $  18.4
   Interest cost on
    projected benefit
    obligation.............   245.2    231.5    229.9    49.5    42.7     42.3
   Return on assets........  (684.1)     5.6   (343.1)  (85.6)   33.8   (116.1)
   Net amortization and
    deferral...............   355.2   (293.7)    42.7    25.3   (86.8)    58.2
                            -------  -------  -------  ------  ------  -------
   Net periodic pension
    (income) cost.......... $ (49.9) $ (12.5) $ (27.3) $ 12.1  $ 11.9  $   2.8
                            =======  =======  =======  ======  ======  =======

  The assumptions used to determine the above data were as follows:

   Discount rate.......................   7.50%  8.75%  7.38% 7.23% 7.48% 6.93%
   Rate of increase in compensation
    levels.............................   5.40%  5.40%  5.13% 4.08% 4.43% 4.27%
   Expected long-term rate of return on
    assets.............................  10.00% 10.00% 10.00% 8.37% 8.40% 9.15%

                               UNISYS CORPORATION

STOCK PLANS

  A summary of the changes in shares under option for all plans follows:

                                           YEAR ENDED DECEMBER 31
                                -----------------------------------------------
                                         1995                    1994
                                ----------------------- -----------------------
                                 SHARES    PRICE RANGE   SHARES    PRICE RANGE
                                --------  ------------- --------  -------------
                                            (SHARES IN THOUSANDS)
   Outstanding at beginning of
    year......................  17,473.5  $3 3/4-44 1/2 15,402.2  $3 3/4-44 1/2
   Granted....................   4,331.5  $5 5/8-11 1/4  4,499.2  $8 5/8-14 3/8
   Exercised..................    (471.3) $ 3 3/4-9 7/8   (654.0) $3 3/4-14 7/8
   Canceled...................  (3,904.7)               (1,773.9)
                                --------  ------------- --------  -------------
   Outstanding at end of
    year......................  17,429.0  $4 1/8-44 1/2 17,473.5  $3 3/4-44 1/2
                                --------  ------------- --------  -------------
   Exercisable at end of
    year......................   9,996.7                 9,619.9
                                --------  ------------- --------  -------------
   Shares available for grant-
    ing options at end of
    year......................   4,480.2                 2,104.5
                                --------  ------------- --------  -------------

                              UNISYS CORPORATION

NOTE 16 STOCKHOLDERS' EQUITY

  Changes in stockholders' equity during the three years ended December 31, 1995 were as follows:

                                                                                     OTHER CAPITAL
                                                                             -------------------------------
                                                                  RETAINED                          PRINCI-
                                  PREFERRED STOCK                 EARNINGS                           PALLY
                            ---------------------------- COMMON (ACCUMULATED TREASURY  TRANSLATION  PAID-IN
                            SERIES A   SERIES B SERIES C STOCK    DEFICIT)    STOCK    ADJUSTMENTS  CAPITAL
                            ---------  -------- -------- ------ ------------ --------  ----------- ---------
                                                              (MILLIONS)
   Balance at December 31,
    1992................... $ 1,428.0   $ 50.0  $ 100.0  $ 1.6    $ (228.0)  $ (13.6)   $ (337.5)  $ 1,243.6
   Issuance of stock under
    stock option and other
    plans..................                                                     (1.7)                    7.1
   Contribution to pension
    plan...................                                 .1                                          89.2
   Net income..............                                          565.4
   Dividends...............                                         (177.6)
   Translation
    adjustments............                                                                (23.3)
   Other...................      (7.8)
                            ---------   ------  -------  -----    --------   -------    --------   ---------
   Balance at December 31,
    1993...................   1,420.2     50.0    100.0    1.7       159.8     (15.3)     (360.8)    1,339.9
   Issuance of stock under
    stock option and other
    plans..................                                                      (.7)                    3.6
   Net income..............                                          100.5
   Dividends...............                                         (214.6)
   Translation
    adjustments............                                                                 20.0
   Other...................        .1                                                                     .1
                            ---------   ------  -------  -----    --------   -------    --------   ---------
   Balance at December 31,
    1994...................   1,420.3     50.0    100.0    1.7        45.7     (16.0)     (340.8)    1,343.6
   Issuance of stock under
    stock option and other
    plans..................                                                      (.3)                    2.7
   Net income (loss).......                                         (624.6)
   Dividends...............                                         (123.7)
   Translation
    adjustments............                                                                  1.6
                            ---------   ------  -------  -----    --------   -------    --------   ---------
   Balance at December 31,
    1995................... $ 1,420.3   $ 50.0  $ 100.0  $ 1.7    $ (702.6)  $ (16.3)   $ (339.2)  $ 1,346.3
                            =========   ======  =======  =====    ========   =======    ========   =========

  The Company has 360,000,000 authorized shares of common stock, par value $.01 per share. The Company has 40,000,000 shares of authorized preferred stock, par value $1 per share, issuable in series.

  In 1993, the Company contributed seven million shares of its common stock, valued at $89.2 million, to its U.S. pension plan.

  The Company has authorization to issue up to 30,000,000 shares of Series A Cumulative Convertible Preferred Stock ("Series A Preferred Stock"), 10 shares of Series B Cumulative Convertible Preferred Stock ("Series B Preferred Stock") and 20 shares of Series C Cumulative Convertible Preferred Stock ("Series C Preferred Stock").

                              UNISYS CORPORATION

  Each share of Series A Preferred Stock (i) accrues quarterly cumulative dividends of $3.75 per share per annum, (ii) has a liquidation preference of $50.00 plus accrued and unpaid dividends, (iii) is convertible into 1.67 shares of the Company's common stock, subject to customary anti-dilution adjustments, and (iv) is redeemable at the option of the Company under certain circumstances and at varying prices. If, on the date used to determine stockholders of record for a meeting of stockholders at which directors are to be elected, preferred stock dividends are in arrears in an amount equal to at least six quarterly dividends, the number of members of the Board of Directors will be increased by two as of the date of such stockholders' meeting and the holders of shares of Series A Preferred Stock will be entitled to vote for and elect such two additional directors.

  Mitsui & Co., Ltd. ("Mitsui") owns $150 million of convertible preferred stock, which includes 10 shares of Series B Preferred Stock and 20 shares of Series C Preferred Stock. The Series B Preferred Stock and the Series C Preferred Stock are convertible at the option of the holder into the Company's common stock at conversion prices of $20.00 and $21.00 per share, respectively, subject to customary anti-dilution adjustments. Both Series B Preferred Stock and Series C Preferred Stock (i) have a stated value of $5 million per share, (ii) accrue quarterly cumulative dividends based on such stated value at 8 7/8% per annum until June 28, 1995 and 9 1/2% per annum from June 28, 1995 to June 28, 1997, (iii) accrue dividends on the amount of any unpaid dividends, (iv) are redeemable at the option of the Company at a premium that is determined by reference to interest rates then in effect and the amount of time then remaining to June 28, 1997, and (v) are entitled to receive upon liquidation the stated value plus accrued and unpaid dividends. In the event that the Series B Preferred Stock and Series C Preferred Stock have not been previously redeemed by the Company or converted by the holder, the Company will be required to convert both series into the Company's common stock based on the then-current market price after June 28, 1996 (or after June 28, 1995 if so requested by Mitsui, the original holder of the Series B Preferred Stock and Series C Preferred Stock), or earlier under certain extraordinary circumstances, and conduct a managed sale program of the common stock. Such conversions and sales must, in general, be completed by June 28, 1997. To the extent that the proceeds received by Mitsui from such managed sale program are less than the stated value of the shares so converted, plus accrued and unpaid dividends and a present valued premium amount if such conversion takes place before June 28, 1997, the Company has agreed to issue additional shares of capital stock to Mitsui which will be sold in a manner approved by the Company until Mitsui receives proceeds equal to the sum of such amounts. Shares of Series B Preferred Stock and Series C Preferred Stock rank pari passu with each other and with Series A Preferred Stock, and the holders of Series A, B and C Preferred Stock have priority as to dividends over holders of the Company's common stock and other series or classes of the Company's stock that rank junior with regard to dividends. Each series of Cumulative Convertible Preferred Stock is non-voting except with respect to certain matters relating to the rights and preferences of such series. With respect to such matters, each of the Series B Preferred Stock and Series C Preferred Stock votes separately as a class. The Series A Preferred Stock also votes as a class on these matters, but its class includes the Series B Preferred Stock and Series C Preferred Stock, as well as any other series of preferred stock having equal rank as to dividends and liquidation rights.

  Each outstanding share of common stock has attached to it one preferred share purchase right. Each right entitles the registered holder to purchase for $75, under certain circumstances, one three-hundredth of a share of Junior Participating Preferred Stock, par value $1 per share. The rights become exercisable only if a person or group acquires 20% or more of the Company's common stock, or announces a tender or exchange offer for 30% or more of the common stock. If the Company is acquired (or survives in a reverse merger transaction) or 50% or more of its consolidated assets or earning power are sold, each right will entitle its holder to purchase a number of the acquiring company's common shares (or the Company's common shares) having a market value of $150. The Company will be entitled to redeem the rights at one and two-thirds cents per right prior to the earlier of the expiration of the rights, or the time that a 20% position has been acquired. Until the rights become exercisable, they have no dilutive effect on net income per common share.

                              UNISYS CORPORATION

  At December 31, 1995, 113.5 million shares of unissued common stock of the Company were reserved for the following: 57.2 million for convertible preferred stock, 33.7 million for the 8 1/4% convertible subordinated debentures and 22.6 million for stock options and stock purchase plans.

  Changes in issued shares during the three years ended December 31, 1995 were as follows:

                                 PREFERRED STOCK
                           -----------------------------   COMMON    TREASURY
                            SERIES A   SERIES B SERIES C    STOCK     STOCK
                           ----------  -------- -------- ----------- --------
Balance at December 31,
 1992..................... 28,559,598     10       20    162,604,036 (672,555)
Issuance of stock under
 stock option and other
 plans....................                                 1,566,568 (133,628)
Contribution to pension
 plan.....................                                 7,000,000
Other.....................   (155,159)                           423
                           ----------    ---      ---    ----------- --------
Balance at December 31,
 1993..................... 28,404,439     10       20    171,171,027 (806,183)
Issuance of stock under
 stock option and other
 plans....................                                   654,024  (58,861)
Other.....................        747                          2,298
                           ----------    ---      ---    ----------- --------
Balance at December 31,
 1994..................... 28,405,186     10       20    171,827,349 (865,044)
Issuance of stock under
 stock option and other
 plans....................                                   488,726  (27,965)
Other.....................        (37)                            60
                           ----------    ---      ---    ----------- --------
Balance at December 31,
 1995..................... 28,405,149     10       20    172,316,135 (893,009)
                           ==========    ===      ===    =========== ========

                              UNISYS CORPORATION

                    SUPPLEMENTAL FINANCIAL DATA (UNAUDITED)

                        QUARTERLY FINANCIAL INFORMATION

                           FIRST       SECOND      THIRD       FOURTH
                          QUARTER     QUARTER     QUARTER     QUARTER       YEAR
                          --------    --------    --------    --------    --------
                               (MILLIONS, EXCEPT PER SHARE DATA)
1995
Revenue.................  $1,407.1    $1,495.8    $1,460.7    $1,838.7    $6,202.3
Gross profit............     494.4       533.8       447.2       119.8     1,595.2
Income (loss) from con-
 tinuing operations be-
 fore income taxes......      48.4        60.6       (48.8)     (841.3)     (781.1)
Income (loss) from con-
 tinuing operations.....      32.1        39.8       (32.2)     (667.0)     (627.3)
Income (loss) from dis-
 continued operations...      12.5                                (9.8)        2.7
Net income (loss).......      44.6        39.8       (32.2)     (676.8)     (624.6)
Dividends on preferred
 shares.................      29.9        30.0        30.2        30.2       120.3
Earnings (loss) on com-
 mon shares.............      14.7         9.8       (62.4)     (707.0)     (744.9)
Earnings (loss) per com-
 mon share--primary and
 fully diluted
  Continuing opera-
   tions................       .02         .06        (.36)      (4.06)      (4.37)
  Discontinued opera-
   tions................       .07                                (.06)        .02
                          --------    --------    --------    --------    --------
    Total...............       .09         .06        (.36)      (4.12)      (4.35)
                          --------    --------    --------    --------    --------
Market price per common
 share--high............       10 1/8      11 3/4      11           8 5/8      11 3/4
      --low.............        8 1/2       9 1/8       7 5/8       5 1/2       5 1/2
1994
Revenue.................  $1,305.8    $1,441.5    $1,481.9    $1,749.0    $5,978.2
Gross profit............     513.2       548.1       549.3       552.2     2,162.8
Income (loss) from con-
 tinuing operations be-
 fore income taxes......      47.6        31.0        43.0      (107.0)       14.6
Income (loss) from con-
 tinuing operations be-
 fore extraordinary
 item...................      34.6        22.7        30.8       (76.0)       12.1
Income from discontinued
 operations.............      33.1        27.2        12.1        23.7        96.1
Net income (loss).......      60.0        49.9        42.9       (52.3)      100.5
Dividends on preferred
 shares.................      30.1        30.0        30.0        30.0       120.1
Earnings (loss) on com-
 mon shares.............      29.9        19.9        12.9       (82.3)      (19.6)
Earnings (loss) per com-
 mon share--primary
  Continuing opera-
   tions................       .02        (.04)        .01        (.62)       (.63)
  Discontinued opera-
   tions................       .19         .16         .07         .14         .56
  Extraordinary item....      (.04)                                           (.04)
                          --------    --------    --------    --------    --------
    Total...............       .17         .12         .08        (.48)       (.11)
                          --------    --------    --------    --------    --------
Earnings (loss) per com-
 mon share--fully di-
 luted
  Continuing opera-
   tions................       .05        (.01)        .02        (.62)       (.63)
  Discontinued opera-
   tions................       .16         .13         .06         .14         .56
  Extraordinary item....      (.04)                                           (.04)
                          --------    --------    --------    --------    --------
    Total...............       .17         .12         .08        (.48)       (.11)
                          --------    --------    --------    --------    --------
Market price per common
 share--high............       16 1/2      15 1/4      11 1/4      12 1/8      16 1/2
      --low.............       12 1/2       8 5/8       8 5/8       8 1/4       8 1/4

--------
  In the fourth quarter of 1995, the Company recorded charges of $846.6 million, or $3.90 per fully diluted common share, and in the fourth quarter of 1994, the Company recorded a restructuring charge of $186.2 million, or $.78 per fully diluted common share. See Note 2 of the Notes to Consolidated Financial Statements.

  The individual quarterly per common share amounts may not total to the per common share amount for the full year because of accounting rules governing the computation of earnings per common share.

  Market prices per common share are as quoted on the New York Stock Exchange composite listing.

                              UNISYS CORPORATION

                 FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

                                 1995(1)   1994(1)     1993     1992   1991(1)
                                 --------  --------  -------- -------- --------
                                      (MILLIONS, EXCEPT PER SHARE DATA)
RESULTS OF OPERATIONS
Revenue........................  $6,202.3  $5,978.2  $5,980.8 $6,600.9 $6,791.1
Operating income (loss)........    (698.1)    154.4     572.4    573.5   (732.0)
Income (loss) from continuing
 operations before income
 taxes.........................    (781.1)     14.6     370.9    301.3 (1,425.6)
Income (loss) from continuing
 operations before
 extraordinary items and
 changes in accounting
 principles....................    (627.3)     12.1     286.3    166.3 (1,520.2)
Net income (loss)..............    (624.6)    100.5     565.4    361.2 (1,393.3)
Dividends on preferred shares..     120.3     120.1     121.6    122.1    121.2
Earnings (loss) on common
 shares........................    (744.9)    (19.6)    443.8    239.1 (1,514.5)
Earnings (loss) from continuing
 operations per common share
  Primary......................     (4.37)     (.63)     1.00      .27   (10.16)
  Fully diluted................     (4.37)     (.63)     1.17      .33   (10.16)
FINANCIAL POSITION
Working capital................  $   71.3  $1,015.7  $  681.0 $  513.3 $  384.3
Total assets...................   7,113.2   7,193.4   7,349.4  7,322.1  8,218.7
Long-term debt.................   1,533.3   1,864.1   2,025.0  2,172.8  2,694.6
Common stockholders'
 equity(2).....................     289.9   1,034.2   1,057.3    541.8    342.1
Common stockholders' equity per
 share.........................      1.69      6.05      6.21     3.35     2.12
OTHER DATA
Engineering, research and
 development...................  $  409.5  $  463.6  $  489.3 $  505.6 $  610.6
Capital additions of properties
 and rental equipment..........     195.0     208.2     173.5    227.0    222.7
Investment in marketable
 software......................     123.0     121.3     118.7    110.2    167.7
Depreciation...................     203.0     226.2     252.0    311.4    412.1
Amortization
  Marketable software..........     151.7     150.5     144.6    131.8    241.0
  Cost in excess of net assets
   acquired....................      40.9      36.9      36.7     36.8    246.6
Common shares outstanding
 (millions)....................     171.4     171.0     170.4    161.9    161.7
Stockholders of record
 (thousands)...................      41.5      45.3      47.8     51.7     54.6
Employees (thousands)..........      37.4      37.8      38.2     41.7     46.4

--------
(1) Includes special pretax charges of $846.6 million, $186.2 million and $1,200.0 million for the years ended December 31, 1995, 1994, and 1991, respectively.
(2) After deduction of cumulative preferred dividends in arrears.

                              UNISYS CORPORATION

              REVENUE BY SIMILAR CLASSES OF PRODUCTS AND SERVICES

                                             YEAR ENDED DECEMBER 31
                                     ----------------------------------------
                                         1995          1994          1993
                                     ------------  ------------  ------------
                                                   (MILLIONS)
Enterprise systems and servers...... $1,118.4  18% $1,415.3  24% $1,648.4  28%
Departmental servers and desktop
 systems............................    795.3  13     749.6  12     750.3  12
Software............................    732.6  12     712.2  12     779.9  13
                                     -------- ---  -------- ---  -------- ---
  Total sales.......................  2,646.3  43   2,877.1  48   3,178.6  53
Information services and systems
 integration........................  2,198.1  35   1,759.4  30   1,358.2  23
Equipment maintenance...............  1,357.9  22   1,341.7  22   1,444.0  24
                                     -------- ---  -------- ---  -------- ---
  Total............................. $6,202.3 100% $5,978.2 100% $5,980.8 100%
                                     ======== ===  ======== ===  ======== ===

  Enterprise systems and servers comprise a complete line of small to large processors and related communications and peripheral products, such as printers, storage devices, and document handling processors and equipment. Departmental servers and desktop systems include UNIX servers, workstations, personal computers, and terminals. Software consists of application and systems software. Information services and systems integration includes systems integration, outsourcing services, application development, information planning, and education. Equipment maintenance results from charges for preventive maintenance, spare parts, and other repair activities.

  Individual products have been assigned to a specific class based on a variety of factors. Over time, reclassification of products may be necessary because of changing technology, company strategy, and market conditions. Such evolution from year to year must be kept in mind when using this table for trend analysis.

                               UNISYS CORPORATION

                   INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                           CONSOLIDATED BALANCE SHEET

                                                         JUNE 30,
                                                           1996     DECEMBER 31,
                                                        (UNAUDITED)     1995
                                                        ----------- ------------
                                                               (MILLIONS)
                                     ASSETS
CURRENT ASSETS
Cash and cash equivalents..............................  $1,169.0     $1,114.3
Marketable securities..................................       5.5          5.4
Accounts and notes receivable, net.....................     917.3        996.3
Inventories
  Finished equipment and supplies......................     354.7        358.6
  Work in process and raw materials....................     363.7        315.3
Deferred income taxes..................................     345.4        329.8
Other current assets...................................      96.3         98.9
                                                         --------     --------
    Total..............................................   3,251.9      3,218.6
                                                         --------     --------
Long-term receivables, net.............................      54.5         58.7
                                                         --------     --------
Properties and rental equipment........................   2,030.9      2,088.4
Less-Accumulated depreciation..........................   1,381.1      1,397.0
                                                         --------     --------
Properties and rental equipment, net...................     649.8        691.4
                                                         --------     --------
Cost in excess of net assets acquired..................     990.4      1,014.6
Investments at equity..................................     277.8        298.9
Deferred income taxes..................................     682.6        682.6
Other assets...........................................   1,205.6      1,148.4
                                                         --------     --------
    Total..............................................  $7,112.6     $7,113.2
                                                         ========     ========
                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable..........................................  $   13.8     $   12.1
Current maturities of long-term debt...................     319.0        343.5
Accounts payable.......................................     790.7        940.6
Other accrued liabilities..............................   1,294.3      1,677.4
Dividends payable......................................      26.6         30.2
Estimated income taxes.................................     103.8        143.5
                                                         --------     --------
    Total..............................................   2,548.2      3,147.3
                                                         --------     --------
Long-term debt.........................................   2,249.0      1,533.3
Other liabilities......................................     560.4        572.4
Stockholders' equity
Preferred stock........................................   1,570.2      1,570.3
Common stock, issued: 1996, 175.8; 1995, 172.3.........       1.8          1.7
Accumulated deficit....................................    (767.5)      (702.6)
Other capital..........................................     950.5        990.8
                                                         --------     --------
Stockholders' equity...................................   1,755.0      1,860.2
                                                         --------     --------
    Total..............................................  $7,112.6     $7,113.2
                                                         ========     ========

                See notes to consolidated financial statements.

                               UNISYS CORPORATION

                        CONSOLIDATED STATEMENT OF INCOME

                                  (UNAUDITED)

                                       THREE MONTHS ENDED   SIX MONTHS ENDED
                                             JUNE 30             JUNE 30
                                       -------------------- ------------------
                                         1996       1995      1996      1995
                                       ---------  --------- --------  --------
                                         (MILLIONS, EXCEPT PER SHARE DATA)
Revenue............................... $ 1,505.0  $ 1,519.8 $2,928.1  $2,984.7
                                       ---------  --------- --------  --------
Costs and expenses
  Cost of revenue.....................   1,013.1      972.8  1,997.3   1,896.3
  Selling, general and administra-
   tive...............................     346.6      372.1    668.6     704.8
  Research and development............      81.4       86.2    177.4     181.7
                                       ---------  --------- --------  --------
                                         1,441.1    1,431.1  2,843.3   2,782.8
                                       ---------  --------- --------  --------
Operating income......................      63.9       88.7     84.8     201.9
Interest expense......................      68.3       51.1    118.8     101.6
Other income, net.....................      12.4       23.0     21.7       8.7
                                       ---------  --------- --------  --------
Income (loss) from continuing
 operations before income taxes.......       8.0       60.6    (12.3)    109.0
Estimated income taxes (benefit)......       2.7       20.8     (4.2)     37.1
                                       ---------  --------- --------  --------
Income (loss) from continuing opera-
 tions................................       5.3       39.8     (8.1)     71.9
Income from discontinued operations...                                    12.5
                                       ---------  --------- --------  --------
Net income (loss).....................       5.3       39.8     (8.1)     84.4
Dividends on preferred shares.........      30.2       30.0     60.4      59.9
                                       ---------  --------- --------  --------
Earnings (loss) on common shares...... $   (24.9) $     9.8 $  (68.5) $   24.5
                                       =========  ========= ========  ========
Earnings (loss) per common share
Primary
  Continuing operations............... $    (.14) $     .06 $   (.40) $    .07
  Discontinued operations.............                                     .07
                                       ---------  --------- --------  --------
    Total............................. $    (.14) $     .06 $   (.40) $    .14
                                       =========  ========= ========  ========
Fully diluted
  Continuing operations............... $    (.14) $     .06 $   (.40) $    .07
  Discontinued operations.............                                     .07
                                       ---------  --------- --------  --------
    Total............................. $    (.14) $     .06 $   (.40) $    .14
                                       =========  ========= ========  ========


                See notes to consolidated financial statements.

                               UNISYS CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                  (UNAUDITED)

                                                            SIX MONTHS ENDED
                                                                JUNE 30
                                                           -------------------
                                                             1996      1995
                                                           --------  ---------
                                                               (MILLIONS)
CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) from continuing operations.................  $   (8.1) $    71.9
Add (deduct) items to reconcile income (loss) from
 continuing operations to net cash (used for) operating
 activities:
Depreciation.............................................      86.1      106.8
Amortization:
Marketable software......................................      53.6       64.8
Cost in excess of net assets acquired....................      21.7       20.1
(Increase) in deferred income taxes......................     (15.6)      (7.4)
Decrease (increase) in receivables, net..................      79.0      (33.3)
(Increase) in inventories................................     (44.5)     (47.8)
(Decrease) in accounts payable and other accrued
 liabilities.............................................    (502.5)    (361.3)
(Decrease) in estimated income taxes.....................     (39.7)     (41.9)
(Decrease) in other liabilities..........................      (4.5)      (5.7)
(Increase) in other assets...............................     (45.0)     (50.2)
Other....................................................     (27.8)      23.6
                                                           --------  ---------
Net cash used for operating activities...................    (447.3)    (260.4)
                                                           --------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from investments................................   1,118.9    1,483.9
Purchases of investments.................................  (1,124.6)  (1,497.0)
Proceeds from marketable securities......................                  2.0
Proceeds from sales of properties........................      18.8        7.8
Investment in marketable software........................     (42.1)     (61.4)
Capital additions of properties and rental equipment.....     (55.8)    (101.9)
Purchases of businesses..................................     (12.2)      (8.1)
                                                           --------  ---------
Net cash used for investing activities...................     (97.0)    (174.7)
                                                           --------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of debt...........................     700.9
Principal payments of debt...............................     (24.7)     (67.2)
Net proceeds from short-term borrowings..................       1.7       18.1
Dividends paid on preferred shares.......................     (60.4)     (59.9)
Other....................................................        .3        2.5
                                                           --------  ---------
Net cash provided by (used for) financing activities.....     617.8     (106.5)
                                                           --------  ---------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH
 EQUIVALENTS.............................................     (11.4)       1.5
                                                           --------  ---------
Net cash provided by (used for) continuing operations....      62.1     (540.1)
                                                           --------  ---------
DISCONTINUED OPERATIONS
Proceeds from sale.......................................                862.0
Other....................................................      (7.4)    (227.9)
                                                           --------  ---------
Net cash provided by (used for) discontinued operations..      (7.4)     634.1
                                                           --------  ---------
INCREASE IN CASH AND CASH EQUIVALENTS....................      54.7       94.0
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD...........   1,114.3      868.4
                                                           --------  ---------
CASH AND CASH EQUIVALENTS, END OF PERIOD.................  $1,169.0  $   962.4
                                                           ========  =========

                See notes to consolidated financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  In the opinion of management, the financial information furnished herein reflects all adjustments necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods specified. These adjustments consist only of normal recurring accruals. Because of seasonal and other factors, results for interim periods are not necessarily indicative of the results to be expected for the full year.

  a. In May of 1995, the Company sold its defense business for cash of $862 million. The net results of the defense operations for the three months ended March 31, 1995 have been reported separately in the Consolidated Statement of Income as "income from discontinued operations."

      The following is a summary of the results of operations of the Company's defense business for the three months ended March 31, 1995 (in millions of dollars):

     Revenue............................................................ $258.1
                                                                         ======
     Income from operations, net of taxes of $6.5 million............... $ 12.5
                                                                         ======

  b. For the three and six months ended June 30, 1996, the computation of primary earnings per share is based on the weighted average number of outstanding common shares. The computation for the three and six months ended June 30, 1995 includes additional shares assuming the exercise of stock options. None of the periods presented assumes conversion of the 8 1/4% Convertible Subordinated Notes due 2000 and 2006, or the Series A Preferred Stock since such conversions would have been antidilutive. The shares used in the computations are as follows (in thousands):

                                           THREE MONTHS ENDED  SIX MONTHS ENDED
                                                JUNE 30,           JUNE 30,
                                           ------------------- -----------------
                                             1996      1995      1996     1995
                                           --------- --------- -------- --------
      Primary.............................   172,702   172,150  172,070  171,986
      Fully diluted.......................   172,702   172,150  172,070  171,986

  c. Certain prior year amounts have been reclassified to conform with the 1996 presentation.

PROSPECTUS

                                 $500,000,000

                              UNISYS CORPORATION

                                  SECURITIES

                               ----------------

  Unisys Corporation (the "Company") may offer from time to time, together or separately, (1) its unsecured debt securities (the "Debt Securities"), which may be either senior debt securities ("Senior Debt Securities") or subordinated debt securities ("Subordinated Debt Securities"); (2) shares of its Common Stock, par value $.01 per share ("Common Stock"), and (3) shares of its Preferred Stock, par value $1 per share ("Preferred Stock") (the Debt Securities, the Common Stock and the Preferred Stock are collectively referred to as the "Securities"), in amounts, at prices and on terms to be determined at the time of offering. The Subordinated Debt Securities may be issued as convertible Debt Securities which will be convertible into shares of Common Stock. The Securities offered pursuant to this Prospectus may be issued in one or more series or issuances and will be limited to $500,000,000 aggregate offering price (or its equivalent, if Debt Securities are issued with principal amounts denominated in one or more foreign currencies or foreign currency units). Certain specific terms of the particular Securities in respect of which this Prospectus is being delivered (the "Offered Securities") will be set forth in a Prospectus Supplement (the "Prospectus Supplement"), including, where applicable (1) in the case of Debt Securities, the specific designation (including whether senior or subordinated and whether convertible), aggregate principal amount, currency or currency unit for which the Debt Securities may be purchased or in which the principal and any premium or interest is payable, maturity, premium, if any, rate and times of payment of any interest, any terms for optional or mandatory redemption, the terms for any conversion into Common Stock, the initial public offering price and other special terms and (2) in the case of Preferred Stock, the specific title and stated value, any dividend, liquidation, redemption, voting and other rights, any terms for conversion into Common Stock, the initial public offering price and other special terms. If so specified in the applicable Prospectus Supplement, Debt Securities of a series may be issued in whole or in part in the form of one or more temporary or permanent global securities.

  The Senior Debt Securities will rank equally with all other unsubordinated and unsecured indebtedness of the Company. The Subordinated Debt Securities will be subordinated in right of payment to all Senior Indebtedness of the Company (as hereinafter defined).

                               ----------------

  SEE "RISK FACTORS" COMMENCING ON PAGE 3 FOR A DISCUSSION OF CERTAIN FACTORS
    WHICH SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SECURITIES.

THESE  SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR ANY  STATE SECURITIES  COMMISSION
   PASSED  UPON   THE  ACCURACY  OR   ADEQUACY  OF  THIS   PROSPECTUS.  ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

  The Securities will be sold either through underwriters, dealers or agents, or directly by the Company. The accompanying Prospectus Supplement will set forth the names of any underwriters or agents involved in the sale of the Securities in respect of which this Prospectus is being delivered, the proposed amounts, if any, to be purchased by underwriters and the compensation, if any, of such underwriters or agents.

  The aggregate proceeds to the Company from all Securities will be the purchase price of Securities sold less the aggregate of agents' commissions and underwriters' discounts and other expenses of issuance and distribution. See "Plan of Distribution."

AUGUST 8, 1996

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities being offered hereby (the "Registration Statement"). As permitted by the rules and regulations of the Commission, this Prospectus, which constitutes a part of the Registration Statement, does not contain certain information, exhibits and undertakings contained in the Registration Statement. Such additional information can be inspected at and obtained from the Commission in the manner set forth below. For further information, reference is made to the Registration Statement and to the exhibits thereto. Statements contained herein concerning any documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial statements and other matters. Such reports, proxy statements and other information, as well as the Registration Statement, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission located in the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Commission at prescribed rates by addressing written requests for such copies to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports, proxy statements and other information are also available for inspection at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York, 10005. The Commission maintains a Web site, which contains reports, proxy and information statements and other information regarding registrants that, like the Company, file electronically with the Commission, at the following address: http://www.sec.gov.

                     INFORMATION INCORPORATED BY REFERENCE

  The following documents have been filed with the Commission pursuant to the Exchange Act and are incorporated by reference into this Prospectus:

    1. The Company's Annual Report on Form 10-K for the year ended December 31, 1995 (as amended on Forms 10-K/A dated May 31, 1996 and June 24, 1996).

    2. The Company's Current Reports on Form 8-K dated February 22, 1996, March 4, 1996 and March 29, 1996.

    3. The Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1996.

    4. The description of the Company's Common Stock contained in the registration statement of Burroughs Corporation ("Burroughs"), the predecessor to the Company, on Form 8-B dated May 22, 1984 (as amended on Form 8 dated May 7, 1991), filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

    5. The description of the Company's Preferred Share Purchase Rights contained in the Registration Statement of Burroughs on Form 8-A dated March 11, 1986 (as amended on Forms 8 dated, respectively, April 16, 1986, July 8, 1987 and May 7, 1991 and on Form 8-A/A dated February 26, 1996), filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

  All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents.

Any statements contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein, in the accompanying Prospectus Supplement or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded.

  The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, on written or oral request, copies of any or all documents incorporated by reference herein (other than the exhibits thereto unless such exhibits are incorporated specifically by reference therein). Requests should be directed to Unisys Corporation, Township Line and Union Meeting Roads, Blue Bell, Pennsylvania 19424, Attention: Corporate Secretary; Telephone (215) 986-5934.

                                  THE COMPANY

  The Company is an information management company that provides information services, technology, software and customer support on a worldwide basis. The Company operates in the information management business segment.

  The Company was incorporated in February 1984 under the laws of Delaware and is the successor by merger to Burroughs Corporation, a Michigan corporation incorporated in 1905. In November 1986, Sperry Corporation, a Delaware corporation incorporated in 1955, was merged with and into the Company, and the Company's name was changed to Unisys Corporation.

  The principal executive offices of the Company are located at Township Line and Union Meeting Roads, Blue Bell, Pennsylvania 19424. The Company's telephone number is (215) 986-4011.

                                 RISK FACTORS

  Prospective investors should consider carefully, in addition to the other information contained herein, the following factors before deciding to purchase the Securities offered hereby.

LOSSES IN 1995; RESTRUCTURINGS

  The Company reported a net loss of $624.6 million, or $4.35 per primary and fully diluted common share, in 1995. The loss included a fourth quarter pretax restructuring charge of $717.6 million, $581.9 million after tax, or $3.39 per common share, primarily relating to the internal realignment of the Company into three operating units and covering work force reductions of approximately 7,900 people, product and program discontinuances and consolidation of office facilities and manufacturing capacity. In the fourth quarter of 1995, the Company also recorded a pretax charge for contract losses of $129.0 million, $88.6 million after tax, or $.51 per common share, relating primarily to a few large multi-year, fixed price systems integration contracts. Stockholders' equity decreased $744.3 million during 1995, principally reflecting the net loss of $624.6 million and the declaration of preferred stock dividends of $123.7 million. As expected, the restructuring actions had a disruptive effect on the Company's results of operations in the first quarter of 1996. Total customer revenue for the quarter was down 3% from the first quarter of 1995, and the Company reported a loss from continuing operations of $13.4 million, or $.25 per primary and fully diluted common share, for the first quarter of 1996, compared to income from continuing operations of $32.1 million, or $.02 per primary and fully diluted common share, for the first quarter of 1995. No assurance can be given that the Company will not experience losses in the future.

  The Company operates in an industry that has undergone dramatic changes, including, in the case of the Company, a shift from higher margin to lower margin products and services. In order to improve its operating results, the Company has moved aggressively to realign its operations to reflect the rapidly changing market for information processing products and services. In addition to the 1995 restructuring charge, the Company recorded special pretax charges of $186.2 million in 1994, $1.2 billion in 1991, $181.0 million in 1990 and $231.0 million in 1989. Principally due to these special charges, the Company had net losses of $1.4 billion in 1991, $436.7 million in 1990 and $639.3 million in 1989.

HIGH LEVERAGE AND CASH REQUIREMENTS

  At March 31, 1996, the Company had approximately $2.6 billion principal amount of debt, a large portion of which is scheduled to mature during the next two years. As of December 31, 1995, total debt maturing in 1996 and 1997 was $355.6 million and $431.8 million, respectively. The percentage of total debt to total capitalization for the Company was 59.1% at March 31, 1996. Total interest expense for the three months ended March 31, 1996 and for the full year 1995 was $50.5 million and $202.1 million, respectively. In addition, dividends paid on preferred stock for the three months ended March 31, 1996 and for the full year 1995 amounted to $30.2 million and $120.2 million, respectively.

  Cash requirements for the restructuring actions discussed above are expected to be approximately $400 million in 1996 and $150 million in 1997. The Company expects the restructuring actions to generate annualized savings in excess of $500 million by the end of 1996 and $600 million by the end of 1997. The degree to which cash savings from the restructuring actions will offset the 1996 cash requirement will depend upon the timing of implementation. The restructuring is proceeding on plan. The Company estimates that as of March 31, 1996, the restructuring actions have generated annualized cost savings of approximately $90 million. Cash requirements for the restructuring actions and the annualized savings expected from such actions are forward-looking statements (as such term is used in the Private Securities Litigation Reform Act of 1995), and several factors, particularly the timing of implementation of the restructuring, could cause actual cash requirements and savings to be different.

  The Company may require continued access to financing sources to meet its cash requirements for debt maturities, restructuring and operating activities. There can be no assurance that such access will always be available to the Company.

  During 1995, the net cash used for continuing operations was $412.4 million (including principal payments of debt of $68.2 million). In 1995, discontinued operations provided cash of $658.3 million, primarily from the sale of the Company's defense systems business.

  The Company has a $200 million revolving credit facility that expires on June 25, 1997. Conditions precedent to a borrowing under the facility include minimum cash balances and compliance with net worth and interest coverage covenants. In addition, if any borrowings are outstanding, the Company is required to maintain full compensating balances with the bank group. The Company does not currently anticipate that it will borrow under this facility.

SERIES B AND C PREFERRED STOCK

  The Company has outstanding $150 million of Series B and C convertible preferred stock. If such preferred stock has not been previously converted by the holder or redeemed by the Company, the Company will be required to convert it into Common Stock, based on the then-current market price, and conduct a managed sale program of the Common Stock, which must, in general, be completed by June 28, 1997. The Company's current intention is to redeem the preferred stock for cash prior to June 28, 1997.

COMPETITION

  The Company's business is affected by rapid change in technology in the information systems and services field and aggressive competition from many domestic and foreign companies, including computer hardware manufacturers, software providers and information services companies. The Company competes primarily on the basis of product performance, service, technological innovation and price. Many of the Company's competitors have greater financial, marketing or other resources than the Company. The Company's results depend upon its ability to compete successfully in the United States and abroad.

SYSTEMS INTEGRATION CONTRACTS

  Certain of the Company's systems integration contracts are fixed-price contracts under which the Company assumes the risk for the delivery of the contracted services at an agreed-upon fixed price. The Company has at times experienced problems in performing certain of its fixed-price contracts on a profitable basis and has provided periodically for adjustments to the cost to complete such contracts. In the fourth quarter of 1995, the Company recorded a pretax charge for contract losses of $129.0 million relating to certain services contracts, primarily a few large multi-year, fixed-price systems integration contracts. Included in this amount was $65.5 million related to fourth quarter developments with respect to contract terminations and $63.5 million related to contract performance issues, including schedule slippages, late deliveries and cost overruns, that arose in that quarter. There can be no assurance that the Company will not experience such contract performance problems in the future, which problems could affect the Company's results of operations.

IMPORTANCE OF INTERNATIONAL OPERATIONS

  Revenue from international operations accounted for 61%, 60% and 58% of total revenue of the Company in 1995, 1994 and 1993, respectively. Revenue from international operations in 1995 was $3.8 billion. There is no material concentration of revenues in any particular country. Due to its foreign operations, the Company is exposed to the effects of foreign exchange rate fluctuations on the U.S. dollar. The Company uses foreign exchange forward contracts and options, generally having maturities of less than nine months, to reduce such exposure. Such contracts and options are entered into for the sole purpose of hedging long-term investments in foreign subsidiaries and certain transactional exposures. The Company does not hold or issue financial instruments for speculative trading purposes. In addition to fluctuations in foreign currency exchange rates, the Company's international business could be affected by many factors beyond its control, such as instability of foreign economies, U.S. and foreign government laws and policies affecting trade and investment, and governmental changes. Although the Company has not experienced any significant problems in foreign countries arising from such factors, there can be no assurance that such problems will not arise in the future.

NO DIVIDENDS ON COMMON STOCK; DIVIDEND LIMITATIONS

  The Company has not declared or paid any cash dividends on its Common Stock since 1990 and does not anticipate declaring or paying dividends on the Common Stock in the foreseeable future. Certain of the Company's debt instruments and credit facilities contain financial covenants which could limit the payment of dividends on the Company's capital stock.

                                USE OF PROCEEDS

  Except as may otherwise be set forth in the applicable Prospectus Supplement, net proceeds from the sale of the Offered Securities will be used for general corporate purposes and to reduce or refinance indebtedness.

                              RATIOS OF EARNINGS

  The following tables set forth the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends for the Company for each of the years in the five-year period ended December 31, 1995 and for the three months ended March 31, 1996.

  The ratio of earnings to fixed charges has been computed by dividing earnings by fixed charges. The ratio of earnings to combined fixed charges and preferred stock dividends has been computed by dividing earnings by the sum of fixed charges and preferred dividend requirements. Earnings consist of income (loss) from continuing operations before income taxes, extraordinary items and changes in accounting principles minus undistributed earnings of associated companies plus fixed charges. Fixed charges consist of interest on all indebtedness, amortization of debt issuance expenses and the portion of rental expense representative of interest.

RATIO OF EARNINGS TO FIXED CHARGES

      THREE MONTHS
         ENDED                          YEAR ENDED DECEMBER 31
        MARCH 31           ------------------------------------------------------------------------------
          1996             1995             1994             1993             1992             1991
      ------------         ----             ----             ----             ----             ----
           *                 *              1.11             2.21             1.72               *

--------
  * Earnings for the three months ended March 31, 1996 and for the years ended December 31, 1995 and 1991 were inadequate to cover fixed charges by $21.5 million, $776.1 million and $1,432.1 million, respectively.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

      THREE MONTHS
         ENDED                          YEAR ENDED DECEMBER 31
        MARCH 31           ------------------------------------------------------------------------------
          1996             1995             1994             1993             1992             1991
      ------------         ----             ----             ----             ----             ----
           *                 *                *              1.39             1.17               *

--------
  * Earnings for the three months ended March 31, 1996 and for the years ended December 31, 1995, 1994 and 1991 were inadequate to cover combined fixed charges and preferred stock dividends by $68.0 million, $961.2 million, $153.6 million and $1,630.8 million, respectively.

                      DESCRIPTION OF THE DEBT SECURITIES

  The following sets forth certain general terms and provisions of the Indentures under which the Debt Securities are to be issued. The particular terms of a series of Debt Securities will be set forth in the Prospectus Supplement or Prospectus Supplements relating to such Debt Securities.

  The Senior Debt Securities are to be issued under an Indenture dated as of August 6, 1992 (the "Senior Indenture") between the Company and Bank One, Columbus, NA, as Trustee (the "Senior Trustee"). The Subordinated Debt Securities are to be issued under an Indenture dated as of March 1, 1996 (the "Subordinated Indenture") between the Company and The Bank of New York, as Trustee (the "Subordinated Trustee"). The Senior Indenture and the Subordinated Indenture are sometimes referred to individually as an "Indenture" and collectively as the "Indentures". The Senior Trustee and the Subordinated Trustee are sometimes referred to individually as a "Trustee" and collectively as the "Trustees". The Senior Indenture and the Subordinated Indenture are filed as exhibits to the Registration Statement. The following are brief summaries of certain provisions of the Indentures and are subject to the detailed provisions of the Indentures, to which reference is hereby made for a complete statement of such provisions. Capitalized terms used herein and not otherwise defined shall have the meanings specified in the Indentures.

GENERAL

  The Indentures do not limit the aggregate principal amount of Debt Securities which may be issued thereunder and provide that Debt Securities may be issued from time to time in series.

  The Senior Debt Securities will be unsecured obligations of the Company and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company. The Subordinated Debt Securities will be unsecured obligations of the Company and will be subordinated in right of payment to all Senior Indebtedness (as defined below in "Subordination of Debt Securities").

  The applicable Prospectus Supplement will describe the following terms of the Debt Securities offered thereby: (1) the title of such Debt Securities;
(2) whether such Debt Securities are Senior Debt Securities or Subordinated Debt Securities; (3) any limit on the aggregate principal amount of such Debt Securities; (4) the date or dates on which such Debt Securities may be issued and are or will be payable; (5) the rate or rates per annum (which may be fixed or variable) at which such Debt Securities will bear interest, if any, or the method by which such rate or rates shall be determined, and the date or dates from which such interest, if any, will accrue; (6) the date or dates on which interest, if any, on such Debt Securities will be payable and the regular record date or dates therefor; (7) the place or places where the principal of, and premium, if any, and any interest on such Debt Securities will be payable; (8) the period or periods within which, the price or prices at which, the currency or currencies (including currency units) in which, and the terms and conditions upon which such Debt Securities may be redeemed at the option of the Company; (9) the obligation, if any, of the Company to redeem, to repay or purchase such Debt Securities pursuant to any sinking fund or analogous provisions, upon the happening of a specified event or at the option of a holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased pursuant to any such obligations; (10) whether such Debt Securities are to be issued in registered form without coupons, in bearer form with or without coupons, including temporary and definitive global form, or a combination thereof and the circumstances, if any, upon which such Debt Securities may be exchanged for Debt Securities issued in a different form; (11) whether such Debt Securities are to be issued in whole or in part in the form of one or more Global Notes (as defined under "Denominations, Registration and Transfer") and, if so, the identity of the depositary, if any, for such Global Note or Notes; (12) whether and under what circumstances the Company will pay additional amounts to any holder of Debt Securities who is not a U.S. Person (as defined under "Limitations on Issuance of Bearer Securities") in respect of any tax, assessment or other governmental charge required to be withheld or deducted and, if so, whether the Company will have the option to redeem rather than pay any additional amounts; (13) if other than dollars, the foreign currency or currencies (including currency units) in which the principal of, and premium, if any, and any interest on such Debt Securities shall or may be paid and, if applicable, whether at the election of the Company and/or the holder, and the conditions and manner of determining the exchange rate or rates; (14) any index used to determine the amount of payment of principal of, and premium, if any, and any interest on such Debt Securities; (15) whether such Debt Securities are convertible into shares of Common Stock and the terms and conditions upon which any conversion will be effected, including the conversion price, the conversion period and other conversion provisions; (16) any addition to, or modification or deletion of, any Events of Default or covenants provided for with respect to such Debt Securities and (17) any other detailed terms and provisions of such Debt Securities which are not inconsistent with the Indentures.

  Debt Securities may be issued at or above par or with an original issue discount. Federal income tax consequences and other special considerations applicable to any Debt Securities issued with original issue discount or above par will be described in the applicable Prospectus Supplement.

  If the purchase price of any of the Debt Securities is denominated in one or more foreign currencies or currency units, or if the principal of or any premium or interest on any series of Debt Securities is payable in one or more foreign currencies or currency units, the restrictions, elections, Federal income tax considerations, specific terms and other information with respect to such series and such foreign currency or currency units will be described in the applicable Prospectus Supplement.

DENOMINATIONS, REGISTRATION AND TRANSFER

  Debt Securities may be issued in fully registered form, without coupons ("Registered Securities"), in bearer form with or without coupons ("Bearer Securities") or in the form of one or more global securities (each a "Global Note"). Registered Securities which are book-entry securities ("Book-Entry Notes") will be issued as registered Global Notes. Bearer Securities may be issued in the form of temporary or definitive Global Notes. Unless otherwise provided in an applicable Prospectus Supplement with respect to a series of Debt Securities, the Debt Securities will be issued as Registered Securities in denominations of $1,000 or any integral multiple thereof. One or more Global Notes will be issued in denominations or aggregate denominations equal to the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Global Note or Notes.

  Registered Securities of any series (other than a Book-Entry Note) may be exchanged for other Registered Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. Whenever any such Registered Securities are surrendered for exchange, the Company shall execute, and the Trustee shall authenticate and deliver, the Registered Securities which the holder making the exchange is entitled to receive. In addition, if so provided in an applicable Prospectus Supplement, Bearer Securities of any series which is registrable as to principal and interest may, at the option of the holder and subject to the terms of the applicable Indenture, be exchangeable into Registered Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. Any Bearer Security surrendered for exchange shall be surrendered with all unmatured coupons and all matured coupons in default, except that any Bearer Security surrendered in exchange for a Registered Security between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest due on such date will not be payable in respect of the Registered Security issued in exchange for such Bearer Security, but will be payable only to the holder of such coupon when due in accordance with the terms of the applicable Indenture. Except as provided in an applicable Prospectus Supplement, Bearer Securities will not be issued in exchange for Registered Securities.

  Debt Securities may be presented for exchange as provided above, and Registered Securities (other than Book-Entry Notes) may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed), at the office of the Security Registrar designated by the Company for such purpose with respect to any series of Debt Securities and referred to in an applicable Prospectus Supplement, without service charge and upon payment of any taxes and other governmental charges as described in the applicable Indenture. Such transfer or exchange will be effected upon the Security Registrar being satisfied with the documents of title and identity of the person making the request. The Company has appointed the Trustee under each Indenture as Security Registrar for the applicable Debt Securities.

  For a discussion of restrictions on the exchange, registration and transfer of Global Notes, see "Global Notes".

PAYMENT AND PAYING AGENTS

  Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of, and premium, if any, and any interest on Bearer Securities will be payable, subject to any applicable laws and regulations, at the offices of such Paying Agents outside the United States as the Company may designate from time to time, and payment of interest on Bearer Securities on any interest payment date will be made only against surrender of the coupon relating to such interest payment date. Presentation of coupons for payment or other demands for payment of Bearer Securities must be made outside the United States, and no payment with respect to any Bearer Security will be made at any office or agency of the Company in the United States or by check mailed to any address in the United States or by transfer to an account maintained in the United States. No payment of interest on a Bearer Security will be made unless, on the earlier of the date of the first such payment by the Company or the date of delivery by the Company of the Bearer Security in definitive form, a written certificate, in the form required by the applicable Indenture, is provided to the Company stating that on such date the Bearer Security is not owned by or on behalf of a U.S. Person or, if a beneficial interest in such Bearer Security is owned by or on behalf of a U.S. Person, that such U.S. Person is (1) a foreign branch of a United States financial institution;
(2) acquired and holds the Bearer Security through the foreign branch of a United States financial institution (and, in either case (1) or (2), such financial institution agrees to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations thereunder) or (3) is a financial institution purchasing for resale during the "restricted period" (as defined under "Global Notes-Temporary and Definitive Global Notes") only to non-U.S. Persons outside the United States. Notwithstanding the foregoing, payment of principal of, and premium, if any, and any interest on Bearer Securities will be made at the office of the Company's Paying Agent in the United States if (but only if)
(1) payment of the full amount
thereof at all offices or agencies outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions and
(2) such payment is then permitted by applicable laws.

  Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of, and premium, if any, and any interest on Registered Securities will be made at the office of such Paying Agent or Paying Agents as the Company may designate from time to time, except that at the option of the Company payment of any interest may be made (1) by check mailed to the address of the person entitled thereto as such address shall appear in the Security Register or (2) by wire transfer to an account maintained by the person entitled thereto. Unless otherwise indicated in an applicable Prospectus Supplement, payment of any installment of interest on Registered Securities will be made to the person in whose name such Registered Security is registered at the close of business on the regular record date for such interest.

  Unless otherwise indicated in an applicable Prospectus Supplement, the Trustee under the applicable Indenture will act as the Company's sole Paying Agent through its principal office with respect to Debt Securities which are issuable solely as Registered Securities. Any Paying Agents outside the United States and other Paying Agents in the United States initially designated by the Company for the offered Debt Securities will be named in an applicable Prospectus Supplement. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that, if Debt Securities of a series are issuable only as Registered Securities, the Company will be required to maintain a Paying Agent in each Place of Payment for such series and, if Debt Securities of a series may be issuable as Bearer Securities, the Company will be required to maintain (1) a Paying Agent in the United States, for payments with respect to any Registered Securities of the series (and for payments with respect to Bearer Securities of the series in the circumstances described above, but not otherwise) and (2) a Paying Agent in a Place of Payment located outside the United States where Debt Securities of such series and any coupons appertaining thereto may be presented and surrendered for payment; provided that if the Debt Securities of such series are listed on The International Stock Exchange of the United Kingdom and the Republic of Ireland Limited or the Luxembourg Stock Exchange or any other stock exchange located outside the United States and such stock exchange shall so require, the Company will maintain a Paying Agent in London or Luxembourg or any other required city located outside the United States, as the case may be, for the Debt Securities of such series.

  All moneys paid by the Company to the Trustee or a Paying Agent for the payment of principal of, and premium, if any, and any interest on any Debt Security that remain unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will be repaid to the Company, and the holder of such Debt Security or any coupon will thereafter look only to the Company for payment thereof.

GLOBAL NOTES

  The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Notes that will be deposited with, or on behalf of, a depositary located in the United States (a "U.S. Depositary") or a common depositary located outside the United States (a "Common Depositary") identified in the Prospectus Supplement relating to such series. Global Notes may be issued in either registered or bearer form and in either temporary or definitive form.

  The specific terms of the depositary arrangement with respect to any Debt Securities of a series will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depositary arrangements.

 Book-Entry Notes

  Unless otherwise specified in an applicable Prospectus Supplement, Debt Securities which are to be represented by a Global Note to be deposited with or on behalf of a U.S. Depositary will be represented by a Global Note registered in the name of such depositary or its nominee. Upon the issuance of a Global Note in registered form, the U.S. Depositary for such Global Note will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Note to the accounts of institutions that have accounts with such Depositary or its nominee ("participants"). The accounts to be credited shall be designated by the underwriters or agents of such Debt Securities, or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in such Global Notes will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Notes will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the U.S. Depositary or its nominee for such Global Note. Ownership of beneficial interests in Global Notes by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Note.

  So long as the U.S. Depositary for a Global Note in registered form, or its nominee, is the registered owner of such Global Note, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Note for all purposes under the Indenture governing such Debt Securities. Except as set forth below, owners of beneficial interests in such Global Notes will not be entitled to have Debt Securities of the series represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the applicable Indenture.

  Payment of principal of, and premium, if any, and any interest on Debt Securities registered in the name of or held by a U.S. Depositary or its nominee will be made to the U.S. Depositary or its nominee, as the case may be, as the registered owner or the holder of the Global Note representing such Debt Securities. None of the Company, any Trustee, any Paying Agent or the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  The Company expects that the U.S. Depositary for Debt Securities of a series or its nominee, upon receipt of any payment of principal, premium or interest in respect of a permanent Global Note, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of such depositary or nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participants.

  Unless and until it is exchanged in whole for Debt Securities in definitive form, a Global Note may not be transferred except as a whole by the U.S. Depositary for such Global Note to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor. If a U.S. Depositary for Debt Securities in registered form is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within ninety days, the Company will issue Debt Securities in definitive registered form in exchange for the Global Note or Notes representing such Debt Securities. In addition, the Company may at any time and in its sole discretion determine not to have any Debt Securities in registered form represented by one or more Global Notes and, in such event, will issue Debt Securities in definitive registered form in exchange for the Global Note or Notes representing such Debt Securities. Further, if the Company so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Note representing Debt Securities of such series may, on terms acceptable to the Company and the U.S. Depositary for such Global Note, receive Debt Securities of such series in definitive form. In any such instance, an owner of a beneficial interest in a Global Note will be entitled to physical delivery in definitive form of Debt

Securities of the series represented by such Global Note equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name.

 Temporary and Definitive Global Notes

  If so specified in an applicable Prospectus Supplement, all Bearer Securities of a series will initially be issued in the form of one or more temporary Global Notes, to be deposited with a Common Depositary in London for Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euro-clear System ("Euro-clear Operator") and CEDEL, S.A. ("CEDEL") for credit to the designated accounts. On and after the exchange date determined as provided in any such temporary Global Note and described in the applicable Prospectus Supplement, each such temporary Global Note will be exchangeable for definitive Debt Securities in bearer form, registered form, definitive global bearer form or any combination thereof, as specified in the Prospectus Supplement, upon written certification (as described under "Payment and Paying Agents") of non-United States beneficial ownership. No Bearer Security delivered in exchange for a portion of a temporary Global Note shall be mailed or otherwise delivered to any location in the United States.

  Unless otherwise specified in an applicable Prospectus Supplement, interest in respect of any portion of a temporary Global Note payable in respect of an interest payment date occurring prior to the issuance of definitive Debt Securities will be paid to each of the Euro-clear Operator and CEDEL with respect to the portion of the temporary Global Note held for its account upon delivery by the Euro-clear Operator and CEDEL to the Trustee of a certificate or certificates of non-United States beneficial ownership in the form required by the applicable Indenture.

  If any Debt Securities of a series are issuable in definitive global bearer form, the Prospectus Supplement will describe the circumstances, if any, under which beneficial owners of interests in any such definitive Global Notes may exchange such interests for Debt Securities of such series and of like tenor and principal amount in any authorized form and denomination. No Bearer Security delivered in exchange for a portion of a definitive Global Note shall be mailed or otherwise delivered to any location in the United States in connection with such exchange.

  In connection with the sale of a Bearer Security during the "restricted period" as defined in Section 1.163-5(c)(2)(i)(D)(7) of the United States Treasury regulations (generally, the first 40 days after the closing date and, with respect to unsold allotments, until sold), no Bearer Security (including a definitive Bearer Security in global form) shall be mailed or otherwise delivered to any location in the United States, and a Bearer Security sold during the restricted period (other than a temporary Bearer Security in global form) may be delivered only if the person entitled to receive such Bearer Security (including a definitive Bearer Security in global form) furnishes written certification, in the form required by the applicable Indenture, to the effect that such Bearer Security is not being acquired by a U.S. Person, or, if a beneficial interest in such Bearer Security is being acquired by a U.S. Person, that such U.S. Person (1) is a foreign branch of a United States financial institution; (2) acquired and holds the Bearer Security through the foreign branch of a United States financial institution (and, in either case
(1) or (2), such financial institution agrees to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Code and the regulations thereunder) or (3) is a financial institution purchasing for resale during the restricted period only to non-U.S. Persons outside the United States. See "Limitations on Issuance of Bearer Securities".

LIMITATIONS ON ISSUANCE OF BEARER SECURITIES

  Generally, in compliance with United States Federal tax laws and regulations, Bearer Securities may not be offered or sold during the restricted period or delivered in connection with their sale during the restricted period in the United States or to U.S. Persons (each as defined below) other than to foreign branches of United States financial institutions which agree in writing to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Code or purchase for resale during the restricted period only to non-U.S. Persons outside the United States (or as otherwise permitted under United States Treasury regulations), and any underwriters, agents and dealers participating in the offering of Debt Securities must agree that they will not offer or sell any Bearer Securities in the United States or to U.S. Persons (other than as described above) nor deliver Bearer Securities within the United States.

  Bearer Securities and their interest coupons will bear a legend substantially to the following effect: "Any U.S. Person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code". The Sections referred to in the legend provide that, with certain exceptions, a U.S. Person holding a Bearer Security or coupon will not be permitted to deduct any loss, and will not be eligible for capital gain treatment with respect to any gain, realized on a sale, exchange or redemption of such Bearer Security or coupon.

  As used in this Prospectus, "U.S. Person" means a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States, or an estate or trust the income of which is subject to United States Federal income taxation regardless of its source, and the term "United States" means the United States of America (including the States and the District of Columbia) and its possessions, including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands.

CERTAIN COVENANTS APPLICABLE TO SENIOR DEBT SECURITIES

  Unless otherwise indicated in the applicable Prospectus Supplement with respect to Senior Debt Securities of a series, Senior Debt Securities will have the benefit of the following covenants contained in the Senior Indenture. Unless otherwise indicated in the applicable Prospectus Supplement with respect to Subordinated Debt Securities of a series, the Subordinated Debt Securities will not have the benefit of such covenants.

 Limitation Upon Mortgages and Liens

  Neither the Company nor a Subsidiary will create or assume, except in favor of the Company or a Wholly-Owned Subsidiary, any mortgage, pledge, lien or encumbrance upon any Principal Manufacturing Property or any stock or indebtedness of any Subsidiary without equally and ratably securing the outstanding Senior Debt Securities. For the purpose of providing such equal and ratable security, the principal amount of outstanding Senior Debt Securities issued with original issue discount shall be such portion of the principal amount as may be specified in the terms of that series. This limitation will not apply to certain permitted encumbrances as described in the Senior Indenture, including (1) purchase money mortgages entered into within specified time limits; (2) liens existing on acquired property; (3) certain tax, materialmen's, mechanics' and judgment liens, certain liens arising by operation of law and certain other similar liens; (4) liens in connection with certain government contracts; (5) certain mortgages, pledges, liens or encumbrances in favor of any state or local government or governmental agency in connection with certain tax-exempt financings; (6) pledges of customers' accounts or paper; (7) certain mortgages, pledges, liens or encumbrances securing the payment of any V Loan Debt (as defined in the Senior Indenture) and (8) mortgages, pledges, liens and encumbrances not otherwise permitted if the sum of the indebtedness thereby secured plus the aggregate sales price of property involved in certain sale and leaseback transactions does not exceed the greater of $250,000,000 or 5% of Consolidated Shareholders' Equity.

 Limitation Upon Sale and Leaseback Transactions

  The Company and any Subsidiary will be prohibited from selling any Principal Manufacturing Property owned on the date of the Senior Indenture with the intention of taking back a lease thereof, other than a temporary lease (a lease of not more than 36 months) with the intent that the use of the property by the Company or such Subsidiary will be discontinued before the expiration of such period, unless (1) the sum of the sale price of property involved in sale and leaseback transactions not otherwise permitted plus all indebtedness secured by certain mortgages, pledges, liens and encumbrances does not exceed the greater of $250,000,000 or 5% of Consolidated Shareholders' Equity or (2) the greater of the net proceeds of such sale or the fair market value of such Principal Manufacturing Property (which may be conclusively determined by the Board of Directors of the Company) are applied within 120 days to the optional retirement of outstanding Senior Debt Securities or to the optional retirement of other Funded Debt (as defined) of the Company ranking on a parity with outstanding Senior Debt Securities.

 Certain Definitions

  Certain terms defined in the Senior Indenture and applicable to the foregoing covenants are summarized below:

  "Consolidated Shareholders' Equity" means the total shareholders' equity of the Company and its consolidated subsidiaries which, under generally accepted accounting principles, would appear on a consolidated balance sheet of the Company and its subsidiaries, excluding the separate component of shareholders' equity attributable to foreign currency translation adjustments pursuant to "Statement of Financial Accounting Standards No. 52-Foreign Currency Translation" or any successor provision or principle of generally accepted accounting principles.

  "Principal Manufacturing Property" means any manufacturing property located within the United States of America (other than its territories or possessions) owned by the Company or any Subsidiary, except for any manufacturing property that, in the opinion of the Board of Directors, is not of material importance to the business conducted by the Company and its Subsidiaries, taken as a whole.

  "Subsidiary" means any corporation of which at least a majority of the outstanding voting stock is owned by the Company or by other Subsidiaries, but will not include any such corporation (an "Affiliated Corporation") which (1) does not transact any substantial portion of its business or regularly maintain any substantial portion of its operating assets in the United States;
(2) is principally engaged in financing sales or leases of merchandise, equipment or services by the Company, a Subsidiary or another Affiliated Corporation; (3) is principally engaged in holding or dealing in real estate or (4) is principally engaged in the holding of stock in, and/or the financing of operations of, Affiliated Corporations.

  "Wholly-Owned Subsidiary" means a Subsidiary of which all of the outstanding voting stock (other than directors' qualifying shares) is at the time, directly or indirectly, owned by the Company and/or by one or more Wholly-Owned Subsidiaries.

CONSOLIDATION, MERGER, SALE OR LEASE OF ASSETS

  Each Indenture provides that the Company, without the consent of the holders of any of the outstanding Debt Securities, may consolidate with or merge into, or transfer or lease its assets substantially as an entirety to, any corporation organized under the laws of any domestic jurisdiction, provided that (1) the successor corporation assumes the Company's obligations under such Indenture and the Debt Securities issued thereunder; (2) after giving effect to the transaction, no Event of Default and no event which, after notice or lapse of time, would become an Event of Default shall have occurred and be continuing and (3) certain other conditions are met.

EVENTS OF DEFAULT

  The following are Events of Default under the Indentures with respect to Debt Securities of any series: (1) failure to pay principal of or any premium on any Debt Security of that series when due; (2) failure to pay any interest on any Debt Security of that series when due, continued for 30 days; (3) failure to deposit any sinking fund payment in respect of any Debt Security of that series when due; (4) failure to perform any other covenant of the Company in the applicable Indenture (other than a covenant included in such Indenture solely for the benefit of a series of Debt Securities other than that series), continued for 60 days (90 days in the case of the Subordinated Indenture) after written notice as provided in the Indenture; (5) certain events of bankruptcy, insolvency or reorganization and (6) any other Event of Default provided with respect to Debt Securities of that series. Such other Events of Default, if any, will be described in the Prospectus Supplement relating to such Debt Securities.

  If any Event of Default with respect to Debt Securities of any series at the time outstanding occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are issued with original issue discount, such portion of the principal amount as may be specified in the terms of that series) of all the Debt Securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in aggregate principal amount of outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration.

  The Indentures provide that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the holders of a majority in aggregate principal amount of the outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series.

  The Company is required to furnish the Trustees annually with a statement as to the performance by the Company of certain of its obligations under the Indentures and as to any default in such performance.

MODIFICATION AND WAIVER

  Each Indenture provides that the Company and the Trustee may, without the consent of any holders of Debt Securities, enter into supplemental indentures for the purposes, among other things, of adding to the Company's covenants, adding any additional Events of Default, establishing the form or terms of Debt Securities or curing ambiguities or inconsistencies in such Indentures or making other provisions; provided such action shall not adversely affect the interests of the holders of any series of outstanding Debt Securities in any material respect.

  Modifications of and amendments to the Indentures may be made by the Company and the Trustee with the consent of the holders of a majority (66 2/3% in the case of the Senior Indenture) in aggregate principal amount of the outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may without the consent of the holder of each outstanding Debt Security affected thereby (1) change the stated maturity of the principal of, or any installment of principal or interest on, any Debt Security; (2) reduce the principal amount of, or any premium or interest on, any Debt Security; (3) reduce the amount of principal of Debt Securities issued with original issue discount payable upon acceleration of the maturity thereof; (4) change the currency of payment of principal of, or any premium or interest on, any Debt Security; (5) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security; (6) reduce the percentage in principal amount of outstanding Debt Securities of any series, the consent of whose holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of, or of certain defaults under, such Indenture or (7) limit certain obligations of the Company to maintain an office or agency in the places and for the purposes required by such Indenture.

  The holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series may, on behalf of all holders of Debt Securities of that series, waive any past default under the applicable Indenture with respect to Debt Securities of that series, except a default in the payment of the principal of or any premium or interest on any of the Debt Securities of such series or in respect of a covenant or provision of such Indenture that cannot, under the terms of such Indenture, be modified or amended without the consent of the holders of each outstanding Debt Security affected thereby.

DEFEASANCE

  Each Indenture provides that, if such provision is made applicable to the Debt Securities of any series, the Company, at its option, will be discharged from its obligations in respect of the outstanding Debt Securities of a series (except for certain obligations to register the transfer or exchange of Debt Securities of such series, convert Debt Securities of such series, replace stolen, lost or mutilated Debt Securities of such series, maintain paying agencies and hold moneys for payment in trust) or, in the case of Senior Debt Securities, will not be subject to certain covenants applicable to the Debt Securities of such series, in each case if the Company deposits with the Trustee, in trust, money or U.S. Government Obligations which through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay all the principal of, and premium, if any, and any interest on the Debt Securities of such series on the dates such payments are due in accordance with the terms of such Debt Securities. To exercise any such option, the Company is required, among other things, to deliver to the Trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of the Debt Securities of such series to recognize income, gain or loss for United States income tax purposes.

CONVERSION RIGHTS

  The terms on which and the prices at which Subordinated Debt Securities of a series may be convertible into Common Stock will be set forth in the Prospectus Supplement relating thereto. Such terms will include provisions as to whether conversion is mandatory, at the option of the holder or at the option of the Company.

SUBORDINATION PROVISIONS

  Except as described in the applicable Prospectus Supplement, the indebtedness evidenced by the Subordinated Debt Securities will be subordinate in right of payment to all Senior Indebtedness (as hereinafter defined).

  No payment shall be made by the Company on account of principal of, and premium, if any, or interest on the Subordinated Debt Securities or on account of the purchase, redemption or other acquisition of the Subordinated Debt Securities if there shall have occurred and be continuing any default in the payment of principal, premium, if any, or interest on any Senior Indebtedness continuing beyond the period of grace, if any, specified in the instrument evidencing such Senior Indebtedness.

  Upon any distribution of assets of the Company upon any dissolution, winding up, liquidation or reorganization, the payment of the principal of, and premium, if any, and interest on the Subordinated Debt Securities is to be subordinated to the extent provided in the Subordinated Indenture in right of payment to the prior payment in full of all Senior Indebtedness. By reason of this provision, in the event of the Company's dissolution or insolvency, holders of Senior Indebtedness may receive more, ratably, and holders of Subordinated Debt Securities may receive less, ratably, than the other creditors of the Company.

  The foregoing subordination provisions will not prevent the occurrence of any Event of Default under the Subordinated Indenture.

  The term "Senior Indebtedness" will be defined to mean the principal of, premium, if any, and any interest on, and any other payment due pursuant to the terms of an instrument (including, without limitation, fees, expenses, collection expenses (including attorneys' fees), interest yield amounts, post-petition interest and taxes) creating, securing or evidencing any of the following, whether outstanding on the date of the Subordinated Indenture or thereafter incurred or created:

    (1) All indebtedness of the Company for money borrowed or constituting reimbursement obligations with respect to letters of credit (including indebtedness secured by a mortgage, conditional sales contract or other lien which is (A) given to secure all or a part of the purchase price of property subject thereto, whether given to the vendor of such property or to another, or (B) existing on property at the time of acquisition thereof);

    (2) All indebtedness of the Company evidenced by notes, debentures, bonds or other securities;

    (3) All indebtedness of others of the kinds described in either of the preceding clauses (1) or (2) assumed by or guaranteed in any manner by the Company or in effect guaranteed by the Company through an agreement to purchase, contingent or otherwise; and

    (4) All renewals, deferrals, increases, extensions or refundings of and modifications to indebtedness of the kinds described in any of the preceding clauses (1), (2) or (3);

except (A) the Subordinated Debt Securities, (B) certain outstanding subordinated indebtedness of the Company, which indebtedness at March 31, 1996 was approximately $644 million and (C) any indebtedness, renewal, extension or refunding that, under the provisions of the instrument creating, evidencing, or assuming or guaranteeing it, is not superior in right of payment to the Subordinated Debt Securities or is subordinate by its terms in right of payment to the Subordinated Debt Securities.

  As of March 31, 1996, the Company had Senior Indebtedness (excluding accrued interest and premium, if any) of approximately $2.0 billion. The amount of Senior Indebtedness may change in the future. The Subordinated Indenture contains no limitations on the incurrence of Senior Indebtedness.

NOTICES

  Except as otherwise provided in the Indentures, notices to holders of Bearer Securities will be given by publication at least twice in a daily newspaper in The City of New York and, if Debt Securities of such series are then listed on The International Stock Exchange of the United Kingdom and the Republic of Ireland Limited or the Luxembourg Stock Exchange or any other stock exchange located outside the United States and such stock exchange shall so require, in a daily newspaper in London or Luxembourg or any other required city located outside the United States, as the case may be, or, if not practicable, elsewhere in Europe. Notices to holders of Registered Securities will be given by mail to the addresses of such holders as they appear in the Security Register.

GOVERNING LAW

  The Indentures, the Debt Securities and the coupons, if any, will be governed by, and construed in accordance with, the laws of the State of New York.

CONCERNING THE TRUSTEES

  Each Trustee has normal banking relationships with the Company and also serves as trustee under other indentures with the Company pursuant to which unsecured debt securities are currently outstanding.

                         DESCRIPTION OF CAPITAL STOCK

  The following descriptions do not purport to be complete and are subject to, and qualified in their entirety by reference to, the more complete descriptions thereof set forth in (1) the Company's Certificate of Incorporation; (2) the Company's By-Laws and (3) the Rights Agreement (as defined below), all of which are exhibits to the Registration Statement.

  The Company's authorized capital stock consists of 360,000,000 shares of Common Stock, par value $.01 per share, and 40,000,000 shares of Preferred Stock, par value $1 per share.

  As of March 31, 1996, there were 173,403,099 shares of Common Stock outstanding, and the Company had reserved approximately 158,400,000 additional shares of Common Stock for issuance pursuant to various employee benefit plans and upon the conversion of outstanding shares of Preferred Stock and other outstanding securities.

  The Board of Directors has authorized the issuance of 30,000,000 shares of Series A Cumulative Convertible Preferred Stock (the "Series A Preferred Stock"), 10 shares of Series B Cumulative Convertible Preferred Stock (the "Series B Preferred Stock") and 20 shares of Series C Cumulative Preferred Stock (the "Series C Preferred Stock") and 1,500,000 shares of Junior Participating Preferred Stock (the "Junior Preferred Stock"). As of March 31, 1996, there were 28,404,849 shares of Series A Preferred Stock, 10 shares of Series B Preferred Stock, 20 shares of Series C Preferred Stock and no shares of Junior Preferred Stock outstanding.

  The Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock rank on a parity with each other, and prior to the Common Stock and the Junior Preferred Stock, as to payment of dividends and as to distribution of assets upon liquidation, dissolution or winding up of the Company. Unless otherwise set forth in the applicable Prospectus Supplement, each series of Preferred Stock offered hereby will rank on a parity with each other such series and with the Series A, Series B and Series C Preferred Stock.


COMMON STOCK

 General

  Subject to the rights of the holders of shares of Preferred Stock, holders of shares of Common Stock (1) are entitled to receive dividends when and as declared by the Board of Directors of the Company from funds legally available for that purpose; (2) have the exclusive right, except as otherwise may be required by law, to vote for the election of directors and for all other purposes and (3) are entitled, upon any liquidation, dissolution or winding up of the Company, to a pro rata distribution of the assets and funds of the Company available for distribution to stockholders. Each share of Common Stock is entitled to one vote on all matters on which stockholders generally are entitled to vote. Holders of shares of Common Stock do not have preemptive rights to subscribe for additional shares of Common Stock or securities convertible into shares of Common Stock. The Common Stock is traded on the New York Stock Exchange and prices are reported by the New York Stock Exchange Composite Tape under the symbol UIS. Harris Trust Company of New York is the transfer agent for the Common Stock.

 Dividend Limitations

  The Company has not declared or paid any cash dividends on the Common Stock since 1990 and does not anticipate declaring or paying dividends on the Common Stock in the foreseeable future. In addition, the Company's most restrictive outstanding debt instruments generally limit aggregate dividends paid on the Company's capital stock since June 30, 1992 (other than $185 million paid in respect of dividends in arrears) to an amount no greater than 50% of cumulative consolidated net income since July 1, 1992 plus $150 million.

 Preferred Share Purchase Rights and Junior Participating Preferred Stock

  The Company has distributed to its stockholders one Preferred Share Purchase Right (the "Rights") with respect to each outstanding share of Common Stock pursuant to a Rights Agreement (the "Rights Agreement") dated as of March 7, 1986 between the Company and Harris Trust Company of New York, as Rights Agent. Each Right entitles the holder thereof, until the earlier of March 17, 2001 or the redemption of the Rights, to buy one three-hundredth of a share of the Junior Preferred Stock at an exercise price of $75. The Rights are represented by the certificates for shares of Common Stock and will not be exercisable, or transferable apart from the shares of Common Stock, until the earlier of the tenth day after the announcement that a person or group has acquired beneficial ownership of 20% or more of the shares of Common Stock (a "20% holder") or the tenth day after a person commences, or announces an intention to commence, an offer, the consummation of which would result in a person beneficially owning 30% or more of the shares of Common Stock as of such date (the earlier of such dates being called the "Distribution Date"). The Rights could then begin trading separately from the shares of Common Stock.

  In the event that the Company is acquired in a merger or other business combination transaction, each Right will entitle its holder to purchase, at the exercise price of the Right, that number of shares of common stock of the surviving company which, at the time of such transaction, would have a market value of two times the exercise price of the Right. Alternatively, if a 20% holder were to acquire the Company by means of a reverse merger in which the Company and its stock survive, or were to engage in certain "self-dealing" transactions, each Right not owned by the 20% holder would become exercisable for the number of shares of Common Stock which, at that time, would have a market value of two times the exercise price of the Right.

  The Rights are redeemable at $.01 2/3 per Right at any time prior to the time that a person or group has acquired beneficial ownership of 20% of the shares of Common Stock. The Rights will expire on March 17, 2001 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company in accordance with their terms. At no time will the Rights have any voting rights.

  The foregoing summary of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is an exhibit to the Registration Statement.

  The shares of Junior Preferred Stock purchasable upon exercise of the Rights will be nonredeemable. Each share of Junior Preferred Stock will have a minimum preferential quarterly dividend of $15 per share, but will be entitled to a dividend of 300 times the aggregate dividend declared per share of Common Stock. In the event of liquidation, the holders of the shares of Junior Preferred Stock will receive a preferred liquidation payment of $100 per share, but will be entitled to receive an aggregate liquidation payment per share equal to 300 times the payment made per share of Common Stock. Each share of the Junior Preferred Stock will have 300 votes, voting together with the shares of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of the Junior Preferred Stock will be entitled to receive 300 times the amount received per share of Common Stock. The Junior Preferred Stock has customary antidilution provisions to protect the dividend, liquidation and voting rights described above.

  The purchase price payable, and the number of shares of Junior Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (1) in the event of a stock dividend on, or a subdivision, combination or reclassification of the shares of Junior Preferred Stock; (2) as a result of the grant to holders of the shares of Junior Preferred Stock of certain rights or warrants to subscribe for shares of Junior Preferred Stock or of securities convertible into shares of Junior Preferred Stock (at a price, or with a conversion price, respectively, less than the then current market price for the shares of Junior Preferred Stock) or (3) as a result of the distribution to holders of the shares of Junior Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends at a rate not in excess of 125% of the rate of the last cash dividend theretofore paid or dividends payable in shares of Junior Preferred Stock) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in such purchase price. The percentage of a share of Junior Preferred Stock for which a Right is exercisable and the number of Rights outstanding are also subject to adjustment in the event of dividends on the shares of Common Stock payable in shares of Common Stock or subdivisions, combinations or consolidations of the shares of Common Stock, occurring, in any case, before the Rights become exercisable or transferable apart from the shares of Common Stock.

  One Right is presently associated with each issued and outstanding share of Common Stock. The Company will issue one Right with each share of Common Stock issued prior to the Final Expiration Date unless, prior to such issuance, the Rights are redeemed or become exercisable and transferable apart from the shares of Common Stock.

  The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms that the Board of Directors determines are not in the best interests of the Company's stockholders, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company at $.01 2/3 per Right prior to the time that a person or group has acquired beneficial ownership of 20% or more of the shares of Common Stock.

 Anti-Takeover Provisions

  The Company is a Delaware corporation and subject to Section 203 of the Delaware General Corporation Law. Generally, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (1) prior to such date, either the business combination or such transaction is approved by the board of directors of the corporation; (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock or (3) on or after such date the business combination is approved by the board and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's outstanding voting stock.

  The Company's Certificate of Incorporation and By-Laws contain certain anti-takeover provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and that may have the effect of delaying, deferring or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by the Board of Directors. Such provisions may also render the removal of the current Board of Directors more difficult.

  The Company's Certificate of Incorporation and By-Laws provide that the Board of Directors shall consist of not less than 10 nor more than 20 directors (subject to any rights of the holders of shares of Preferred Stock to elect additional directors), with the exact number to be fixed by the Board of Directors pursuant to a resolution adopted by a majority of the entire Board. The Board of Directors is divided into three classes of directors, which classes are as nearly equal in number as possible. One class of directors is elected each year for a term of three years. Directors may be removed from office only for cause and only by the affirmative vote of the holders of at least 80% of the voting power of all capital stock of the Company entitled to vote generally in the election of directors (the "Voting Stock"), voting as a single class. Subject to any rights of the holders of shares of Preferred Stock, vacancies in the Board of Directors and newly created directorships are filled for the unexpired term only by the vote of a majority of the remaining directors in office. Pursuant to the Certificate of Incorporation, advance notice of stockholder nominations for the election of directors must be given in the manner provided in the Company's By-Laws. The By-Laws provide that written notice of the intent of a stockholder to make a nomination at a meeting of stockholders must be delivered to the Secretary of the Company not less than 90 days prior to the date of the meeting, in the case of an annual meeting, and not more than seven days following the date of notice of the meeting, in the case of a special meeting. The notice must contain certain background information about the nominee and the number of shares of the Company's capital stock beneficially owned by the nominee. The affirmative vote of the holders of 80% or more of the voting power of the then outstanding shares of Voting Stock, voting as a single class, is required to amend, alter or repeal the provisions of the Certificate of Incorporation and the By-Laws discussed above.

  The Company's Certificate of Incorporation also provides that certain mergers, consolidations, sales or other transfers of assets of, issuances or reclassifications of securities of, or adoptions of plans of liquidation by the Company (individually, a "Business Combination") must be approved by an affirmative vote of the holders of 80% or more of the voting power of the then outstanding shares of Voting Stock, voting as a single class, when such action involves a person (an "Interested Stockholder") who beneficially owns more than 20% of the voting power of the then outstanding shares of Voting Stock, unless certain minimum price, form of consideration and procedural requirements (the "Fair Price Provisions") are satisfied or unless a majority of the directors not affiliated with the Interested Stockholder approve the Business Combination. The affirmative vote of the holders of 80% or more of the voting power of the then outstanding shares of Voting Stock, voting as a single class, is required to amend, alter or repeal such provisions of the Certificate of Incorporation.

  Under the Certificate of Incorporation and By-Laws, except as otherwise required by law and subject to the rights of the holders of shares of Preferred Stock, stockholders may not call a special meeting of stockholders.

Only the Board of Directors, pursuant to a resolution adopted by a majority of the entire Board, may call a special meeting of stockholders. The General Corporation Law of the State of Delaware provides that, unless specifically prohibited by the certificate of incorporation, any action required or permitted to be taken by stockholders of a corporation may be taken without a meeting, without prior notice, and without a stockholder vote if a written consent or consents setting forth the action to be taken is signed by the holders of outstanding shares of capital stock having the requisite number of votes that would be necessary to authorize or take such action at a meeting of stockholders. The Company's Certificate of Incorporation requires that stockholder action be taken at a meeting of stockholders and prohibits stockholder action by written consent. The affirmative vote of the holders of 80% or more of the voting power of the then outstanding shares of Voting Stock, voting as a single class, is required to amend, alter or repeal the provisions of the Certificate of Incorporation and By-Laws discussed above.

  The purpose of certain provisions of the Certificate of Incorporation and By-Laws discussed above relating to (1) a classified Board of Directors; (2) the removal of directors and the filling of vacancies; (3) the prohibition of stockholder action by written consent and (4) supermajority voting requirements for the repeal of provisions (1) through (3) is to help assure the continuity and stability of the business strategies and policies of the Company and to discourage certain types of transactions that involve an actual or threatened change of control of the Company. They are designed to make it more difficult and time-consuming to change majority control of the Board of Directors and thus to reduce the vulnerability of the Company to an unsolicited takeover proposal that does not contemplate the acquisition of at least 80% of the voting power of all of the Voting Stock or to an unsolicited proposal for the restructuring or sale of all or part of the Company.

  Such charter and by-law provisions may make more difficult or discourage a proxy contest, or the assumption of control, by a holder of a substantial block of shares of Common Stock, or the removal of the incumbent Board of Directors, and could thus increase the likelihood that incumbent directors will retain their positions. In addition, since the Fair Price Provisions discussed above provide that certain business combinations involving the Company and a certain type of stockholder which do not meet specified criteria or are not approved by supermajority vote cannot be consummated without the approval of a majority of those directors who are not affiliated with such stockholder, such provisions could give incumbent management the power to prevent certain takeovers. The Fair Price Provisions may also discourage attempts to effect a "two-step" acquisition in which a third party purchases a controlling interest in cash and acquires the balance of the voting stock of the Company for less desirable consideration. Under the classified board and related provisions, the third party would not immediately obtain the ability to control the Board of Directors through its first-step acquisition and, under the Fair Price Provisions, having made the first-step acquisition, the third party could not acquire the balance of the Voting Stock for a lower price without a supermajority vote or the approval of a majority of such unaffiliated directors.

  These provisions of the Certificate of Incorporation and By-Laws help ensure that the Board of Directors, if confronted with an unsolicited proposal from a third party which has acquired a block of shares of Common Stock, will have sufficient time to review the proposal and appropriate alternatives for the Company's stockholders.

  Such charter and by-law provisions are intended to encourage persons seeking to acquire control of the Company to initiate such an acquisition through arm's-length negotiations with the Board of Directors, who would then be in a position to negotiate a transaction which would treat all stockholders in substantially the same manner. Such provisions may have the effect of discouraging a third party from making an unsolicited tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. In addition, since the provisions are designed to discourage accumulations of large blocks of shares of Common Stock by purchasers whose objective is to have such shares repurchased by the Company at a premium, such provisions could tend to reduce the temporary fluctuations in the market price of Common Stock caused by such accumulations. Accordingly, stockholders of the Company could be deprived of certain opportunities to sell their shares at a temporarily higher market price.

  The Rights could also have the effect of delaying, deferring or preventing a takeover or change in control of the Company. See "Common Stock-Preferred Share Purchase Rights and Junior Participating Preferred Stock".

PREFERRED STOCK

  The following description sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. Certain other terms of a particular series of Preferred Stock will be described in the Prospectus Supplement relating to that series. If so indicated in the Prospectus Supplement, the terms of any such series may differ from the terms set forth below. The description of certain provisions of the Preferred Stock set forth below and in any Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Certificate of Incorporation and the Certificate of Designation relating to each such series of Preferred Stock, which will be filed with the Commission in connection with the offering of such series of Preferred Stock.

  Under the Company's Certificate of Incorporation, the Board of Directors may, by resolution, establish series of Preferred Stock having such voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as the Board of Directors may determine.

  The Preferred Stock offered hereby will have the dividend, liquidation, redemption and voting rights set forth below unless otherwise provided in the Prospectus Supplement relating to a particular series of Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of Preferred Stock offered thereby for specific terms, including: (1) the designation and stated value per share of such Preferred Stock and the number of shares offered; (2) the amount of liquidation preference per share;
(3) the price at which such Preferred Stock will be issued; (4) the dividend rate (or method of calculation), the dates on which dividends will be payable, whether such dividends will be cumulative or noncumulative and, if cumulative, the dates from which dividends will commence to cumulate; (5) any redemption or sinking fund provisions; (6) any conversion rights and (7) any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

  The Preferred Stock offered hereby will be issued in one or more series. The holders of Preferred Stock will have no pre-emptive rights. Preferred Stock will be fully paid and nonassessable upon issuance against full payment of the purchase price therefor. Unless otherwise specified in the Prospectus Supplement relating to a particular series of Preferred Stock, each series of Preferred Stock will, with respect to dividend rights and rights on liquidation, dissolution and winding up of the Company, rank prior to the Common Stock and the Junior Preferred Stock (the "Junior Stock") and on a parity with the Series A, Series B and Series C Preferred Stock and each other series of Preferred Stock offered hereby (the "Parity Stock").

 Dividend Rights

  Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds legally available therefor, cash dividends at such rates and on such dates as are set forth in the Prospectus Supplement relating to such series of Preferred Stock. Such rate may be fixed or variable or both. Each such dividend will be payable to the holders of record as they appear on the stock books of the Company on such record dates as will be fixed by the Board of Directors of the Company. Dividends on any series of the Preferred Stock may be cumulative or noncumulative, as provided in the Prospectus Supplement relating thereto. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of Preferred Stock for which dividends are noncumulative, then the right to receive a dividend in respect of the dividend period ending on such dividend payment date will be lost, and the Company will have no obligation to pay the dividend accrued for that period, whether or not dividends are declared for any future period. Dividends on shares of each series of Preferred Stock for which dividends are cumulative will accrue from the date set forth in the applicable Prospectus Supplement.

  The Preferred Stock of each series will include customary provisions (1) restricting the payment of dividends or the making of other distributions on, or the redemption, purchase or other acquisition of, Junior Stock unless full dividends, including, in the case of cumulative Preferred Stock, accruals, if any, in respect of prior dividend periods, on the shares of such series of Preferred Stock have been paid and (2) providing for the pro rata payment of dividends on such series and other Parity Stock when dividends have not been paid in full upon such series and other Parity Stock.

  See "Certain Provisions of Outstanding Preferred Stock" for a description of provisions of the Company's Series A, Series B and Series C Preferred Stock that could limit the Company's ability to pay dividends on the Preferred Stock offered hereby.

 Rights Upon Liquidation

  In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock will be entitled to receive out of assets of the Company available for distribution to stockholders, before any distribution of assets is made to holders of Junior Stock, liquidating distributions in the amount set forth in the Prospectus Supplement relating to such series of Preferred Stock plus an amount equal to accrued and unpaid dividends. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Preferred Stock of any series and any Parity Stock are not paid in full, the holders of the Preferred Stock of such series and of such Parity Stock will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts (which may include accumulated dividends) to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of such series of Preferred Stock will have no right or claim to any of the remaining assets of the Company. Neither the sale of all or a portion of the Company's assets nor the merger or consolidation of the Company into or with any other corporation shall be deemed to be a dissolution, liquidation or winding up, voluntarily or involuntarily, of the Company.

 Redemption

  The terms, if any, on which shares of a series of Preferred Stock may be subject to optional or mandatory redemption will be set forth in the Prospectus Supplement relating to such series.

 Conversion

  The terms, if any, on which shares of any series of Preferred Stock are convertible into Common Stock will be set forth in the Prospectus Supplement relating thereto.

 Voting Rights

  The holders of Preferred Stock of a series offered hereby will not be entitled to vote except as indicated below or in the Prospectus Supplement relating to such series of Preferred Stock or as required by applicable law. Unless otherwise specified in the Prospectus Supplement relating to a particular series of Preferred Stock, when and if any such series is entitled to vote, each share in such series will be entitled to one vote.

  Unless otherwise specified in the related Prospectus Supplement, holders of shares of a series of Preferred Stock will have the following voting rights. If, on the date used to determine stockholders of record for any meeting of stockholders of the Company at which directors are to be elected, dividends payable on any series of Preferred Stock offered hereby and any other series of Parity Stock are in arrears in an amount equal to at least six quarterly dividends, the number of directors of the Company will be increased by two and the holders of all such series of Preferred Stock, voting as a class without regard to series, will be entitled to elect such two additional directors at such meeting. The affirmative vote or consent of the holders of at least a majority of the outstanding shares of a series of Preferred Stock and any other series of Parity Stock also being affected, voting as a single class without regard to series, will be required for any amendment of the Company's Certificate of Incorporation if the amendment would have a materially adverse effect on the powers, preferences or special rights of such series. The affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of a series of Preferred Stock and any other series of Parity Stock, voting as a single class without regard to series, will be required to authorize, create or issue, or increase the authorized amount of, any class or series of capital stock ranking prior to such series of Preferred Stock as to dividends or upon liquidation.

CERTAIN PROVISIONS OF OUTSTANDING PREFERRED STOCK

  As of March 31, 1996, there were 28,404,849 shares of Series A Preferred Stock, 10 shares of Series B Preferred Stock and 20 shares of Series C Preferred Stock outstanding. The Series A Preferred Stock accrues quarterly cumulative dividends at the annual rate of $3.75 per share and is entitled to receive $50 per share, plus accrued and unpaid dividends, upon liquidation. Each of the Series B Preferred Stock and the Series C Preferred Stock has a stated value of $5 million per share, accrues quarterly cumulative dividends based on such stated value at the rate of 9 1/2% per annum, accrues dividends on the amount of any unpaid dividends and is entitled to receive the stated value, plus accrued and unpaid dividends, upon liquidation.

  Each of the Series A, Series B and Series C Preferred Stock prohibits the payment of cash dividends or other distributions on, and the purchase, redemption or other acquisition of, any shares of Junior Stock until all accrued and unpaid dividends on such series of Preferred Stock have been paid. When dividends are not paid in full on such series of Preferred Stock, all dividends paid upon shares of such series and Parity Stock must be paid pro rata so that the amount of dividends paid per share on such series and the Parity Stock bear to each other the same ratio that accrued dividends per share on such series and the Parity Stock bear to each other.

                             PLAN OF DISTRIBUTION

  The Offered Securities may be sold to underwriters for public offering pursuant to terms of offering fixed at the time of sale. In addition, the Offered Securities may be sold by the Company to other purchasers directly or through agents. Any such underwriter or agent involved in the offer and sale of the Offered Securities will be named in an applicable Prospectus Supplement.

  Underwriters may offer and sell the Offered Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may offer and sell the Offered Securities in exchange for one or more of its outstanding issues of debt securities. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Offered Securities upon the terms and conditions as shall be set forth in an applicable Prospectus Supplement. In connection with the sale of Offered Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agents. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions (which may be changed from time to time) from the purchasers for whom they may act as agents.

  Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Offered Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in an applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by the Company for certain expenses.

  If so indicated in an applicable Prospectus Supplement, the Company may authorize agents, underwriters or dealers acting as the Company's agents to solicit offers from certain institutional investors to purchase Offered Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on a future date or dates specified therein. There may be limitations on the minimum amount which may be purchased by any such institutional investor or on the portion of the aggregate amount of the particular Offered Securities which may be sold pursuant to such arrangements. Institutional investors to which such offers may be made, when offered, include commercial and savings banks, insurance companies, pension funds, investment banks, educational and charitable institutions and such other institutions as may be approved by the Company. Each Contract will be subject to the approval of the Company. Contracts will not be subject to any conditions except (1) purchase shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which the purchaser is subject and (2) if the Offered Securities are being sold to underwriters, the Company shall have sold to underwriters the total amount of the Offered Securities less the amount covered by Contracts. Agents or underwriters will have no responsibility in respect of the delivery or performance of Contracts.

  Each underwriter, dealer and agent participating in the distribution of any Offered Securities which are Bearer Securities will agree that it will not offer, sell or deliver, directly or indirectly, Bearer Securities in the United States or to U.S. Persons (other than qualifying financial institutions), in connection with the original issuance of the Offered Securities. See "Limitations on Issuance of Bearer Securities".

                                 LEGAL MATTERS

  Unless otherwise indicated in an accompanying Prospectus Supplement, certain legal matters in connection with the Offered Securities will be passed upon for the Company by Harold S. Barron, Esq., Senior Vice President, General Counsel and Secretary of the Company, and for any agents or underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations). As of the date of this Prospectus, Mr. Barron owns 68,295 shares (including 66,695 restricted shares) of Common Stock and holds options to purchase 228,000 shares of Common Stock.

                                    EXPERTS

  The consolidated financial statements of the Company at December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995 incorporated by reference or appearing in the Company's Annual Report (Form 10-K) for the year ended December 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated therein and incorporated herein by reference. Such consolidated financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements (to the extent covered by consents filed with the Commission) given upon the authority of such firm as experts in accounting and auditing.

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 NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-
FORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCOR-PORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY UNISYS OR ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH THEY RELATE OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PRO-SPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUM-STANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                          PAGE
                                                                          ----
Prospectus Supplement Summary............................................  S-3
Risk Factors.............................................................  S-5
Recent Developments......................................................  S-7
Use of Proceeds..........................................................  S-7
Capitalization...........................................................  S-8
Ratio of Earnings to Fixed Charges.......................................  S-8
Selected Financial Data..................................................  S-9
Management's Discussion and Analysis of Financial Condition and Results
 of Operations........................................................... S-10
Business................................................................. S-17
Description of Notes..................................................... S-21
Description of Certain Federal Income Tax Consequences................... S-31
Underwriting............................................................. S-35
Index to Consolidated Financial Statements...............................  F-1

                                  PROSPECTUS
Available Information....................................................    2
Information Incorporated by Reference....................................    2
The Company..............................................................    3
Risk Factors.............................................................    3
Use of Proceeds..........................................................    5
Ratios of Earnings.......................................................    5
Description of the Debt Securities.......................................    6
Description of Capital Stock.............................................   16
Plan of Distribution.....................................................   23
Legal Matters............................................................   24
Experts..................................................................   24

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                                    UNISYS

                                  $25,000,000

                              UNISYS CORPORATION

                         11 3/4% SENIOR NOTES DUE 2004

                          ---------------------------

                             PROSPECTUS SUPPLEMENT
                                AND PROSPECTUS

                          ---------------------------

                           BEAR, STEARNS & CO. INC.

                           BT SECURITIES CORPORATION

                                October 3, 1996

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